                                            FILED PURSUANT TO RULE 424(b)(2)
                                            REGISTRATION NO. 333-85995


Prospectus Supplement
(To Prospectus dated September 3, 1999)

Duke Capital Corporation
a subsidiary of Duke Energy Corporation

$1,500,000,000 1999 Global Series

$500,000,000
7 1/4% Senior Notes due 2004

$500,000,000
7 1/2% Senior Notes due 2009

$500,000,000
8% Senior Notes due 2019

Interest payable April 1 and October 1

The 2004 Notes will mature on October 1, 2004, the 2009 Notes will mature on October 1, 2009 and the 2019 Notes will mature on October 1, 2019. Interest on the Notes will accrue from September 28, 1999. We may redeem some or all of the Notes at any time. The redemption prices of the Notes are described under the heading "Description of the Notes--Optional Redemption" beginning on page S-7 of this Prospectus Supplement. We will issue the Notes in minimum denominations of $1,000 increased in integral multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                 Price to     Discounts and Proceeds to
                 Public       Commissions   Duke Capital
--------------------------------------------------------
Per 2004 Note    99.842%       .350%        99.492%
--------------------------------------------------------
Total            $499,210,000  $1,750,000   $497,460,000
--------------------------------------------------------
Per 2009 Note    99.197%       .450%        98.747%
--------------------------------------------------------
Total            $495,985,000  $2,250,000   $493,735,000
--------------------------------------------------------
Per 2019 Note    99.358%       .875%        98.483%
--------------------------------------------------------
Total            $496,790,000  $4,375,000   $492,415,000

--------------------------------------------------------------------------------

We have applied to list the Notes on the Luxembourg Stock Exchange in accordance with the Rules of the Luxembourg Stock Exchange.

We expect that delivery of the Notes will be made to investors on or about September 28, 1999, only through The Depository Trust Company, the Euroclear system or Cedelbank.

                               Joint Bookrunners

Merrill Lynch & Co.                                            J.P. Morgan & Co.


Banc of America Securities LLC                                  Barclays Capital
Goldman, Sachs & Co.                                             Lehman Brothers
Morgan Stanley Dean Witter                               Warburg Dillon Read LLC

September 21, 1999

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If this Prospectus Supplement is inconsistent with the accompanying Prospectus, you should rely on this Prospectus Supplement. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this Prospectus Supplement and the accompanying Prospectus is accurate as of the respective dates on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

The distribution of this Prospectus Supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the Underwriters or any of them, to subscribe to or purchase any of the Notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See "Underwriting."

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................  S-3
Duke Capital Corporation...................................................  S-4
Use of Proceeds............................................................  S-5
Capitalization.............................................................  S-5
Directors and Executive Officers...........................................  S-6
Description of the Notes...................................................  S-6
Material Federal Income Tax Considerations................................. S-14
Underwriting............................................................... S-17
Validity of the Securities................................................. S-18
General Information........................................................ S-18

                                   Prospectus
About This Prospectus......................................................    2
Where You Can Find More Information........................................    2
Duke Capital Corporation...................................................    4
Use of Proceeds............................................................    7
The Trusts.................................................................    7
Description of the Senior Notes............................................    8
Description of the Junior Subordinated Notes...............................   18
Description of the Preferred Securities....................................   27
Description of the Guarantees..............................................   28
Accounting Treatment.......................................................   31
Plan of Distribution.......................................................   31
Experts....................................................................   32
Validity of the Securities.................................................   32

                                    Annexes

Annual Report of Duke Capital on Form 10-K for the Year Ended December 31,
 1998
Quarterly Report of Duke Capital on Form 10-Q for the Quarter Ended June
 30, 1999

This Prospectus Supplement and the accompanying Prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to Duke Capital. We accept full responsibility for the accuracy of the information contained in this Prospectus Supplement and the accompanying Prospectus and confirm, having made all reasonable inquiries, that, to the best of our knowledge and belief, there are no other facts the omission of which would make any statement herein misleading in any material respect.

In this Prospectus Supplement "we," "our," "us," and "Duke Capital" refer to Duke Capital Corporation. All references in this Prospectus Supplement and the accompanying Prospectus to "$" and "dollars" are to the currency of the United States of America.

                           FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast" and the like. Those statements represent Duke Capital's intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside Duke Capital's control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include:

  . state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed at and degree to which competition enters the natural gas industry;

  . industrial, commercial and residential growth in the service territories of Duke Capital's subsidiaries;

  .  the weather and other natural phenomena;

  . the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

  . changes in environmental and other laws and regulations to which Duke Capital and its subsidiaries are subject or other external factors over which Duke Capital has no control;

  . the results of financing efforts, including Duke Capital's ability to obtain financing on favorable terms, which can be affected by various factors, including its credit ratings and general economic conditions;

  .  growth in opportunities for Duke Capital's subsidiaries;

  . achievement of Year 2000 readiness by Duke Capital, its subsidiaries and the customers and suppliers of those subsidiaries; and

  . the effect of accounting policies issued periodically by accounting standard-setting bodies.

In light of these risks, uncertainties and assumptions, the forward-looking events referred to in this Prospectus Supplement and the accompanying Prospectus might not occur. Neither Duke Capital nor the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                            DUKE CAPITAL CORPORATION

Duke Capital, a wholly owned subsidiary of Duke Energy Corporation, was organized under the laws of the State of Delaware on February 1, 1985 and conducts, through subsidiaries, its operating activities through six business segments:

  .  Natural Gas Transmission

  .  Field Services

  .  Trading and Marketing

  .  Global Asset Development

  .  Other Energy Services

  .  Real Estate Operations

Natural Gas Transmission, through Texas Eastern Transmission Corporation and Algonquin Gas Transmission Company, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states.

Field Services gathers, processes, transports and markets natural gas and produces and markets natural gas liquids. Field Services operates gathering systems in western Canada and ten contiguous states in the United States that serve major gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent and onshore and offshore Gulf Coast areas.

Trading and Marketing markets natural gas, electricity and other energy-related products across North America. Duke Energy owns a 60% interest in Trading and Marketing, with Mobil Corporation owning a 40% minority interest.

Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy North America, LLC and Duke Energy International, LLC.

Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc., Duke/Fluor Daniel and DukeSolutions, Inc.

Real Estate Operations develops commercial and residential real estate projects and manages forest holdings in the southeastern United States. Real Estate Operations conducts its business through Crescent Resources, Inc.

For more detailed information concerning the business, financial condition and results of operations of Duke Capital, prospective investors are urged to read its annual report on Form 10-K for the year ended December 31, 1998 and its quarterly report on Form 10-Q for the quarter ended June 30, 1999 and the other reports and information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The annual report for the year ended December 31, 1998 and the quarterly report for the quarter ended June 30, 1999 are attached as annexes to this Prospectus Supplement and the accompanying Prospectus.

                                USE OF PROCEEDS

The net proceeds of approximately $1,483,610,000 from the sale of the Notes (less expenses incurred by us in connection with this offering) will be used for general corporate purposes, including reducing commercial paper indebtedness incurred in connection with recent acquisitions of electric power generating assets in Brazil and elsewhere in South America and Central America. For a description of those acquisitions, see pages 11 and 17-18 in the quarterly report on Form 10-Q for the quarter ended June 30, 1999, which is attached as an annex to this Prospectus Supplement and the accompanying Prospectus.

                                 CAPITALIZATION

The following table presents the capitalization on a consolidated basis of Duke Capital as of June 30, 1999 and, for purposes of this presentation, as adjusted to give effect to (1) the issuance of $250 million in aggregate liquidation amount of trust preferred securities (and related junior subordinated notes) on August 18, 1999, (2) estimated minority interests and debt assumed in the Brazilian acquisition referred to under "Use of Proceeds" and (3) the offering of the Notes. No other change in the consolidated capitalization of Duke Capital since June 30, 1999 is reflected therein. Since June 30, 1999, there has not been any material adverse change in the information set forth below, except as may be described elsewhere in this Prospectus Supplement, in the accompanying Prospectus or in any of the documents incorporated by reference therein. You should read this table together with Duke Capital's consolidated financial statements, including the notes to such financial statements, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.


                                                   June 30, 1999 June 30, 1999
                                                      Actual      As Adjusted
                                                   ------------- -------------
                                                            (millions)
Debt:
  Commercial Paper................................ $   499    5% $    499    4%
  Short-term Debt.................................      18    --       18    --
  Long-term Debt, including Current Maturities....     431    5%      431    4%
  Long-term Debt of Subsidiaries, including
   Current Maturities.............................   2,241   26%    2,691   23%
  Notes offered hereby............................      --          1,500   13%
                                                   -------       --------
    Total Debt....................................   3,189   36%    5,139   44%
                                                   -------       --------
Minority Interests................................      --    --      850    7%
                                                   -------       --------
Trust Preferred Securities........................     580    7%      830    7%
                                                   -------       --------
Stockholder's Equity:
  Paid-in Capital.................................   2,999          2,999
  Retained Earnings...............................   2,009          2,009
                                                   -------       --------
    Total Stockholder's Equity....................   5,008   57%    5,008   42%
                                                   -------       --------
      Total Capitalization........................ $ 8,777  100% $ 11,827  100%
                                                   =======       ========

Duke Capital is authorized to issue 3,000 shares of Common Stock without par value, of which 1,010 shares were issued and outstanding on June 30, 1999, and 100,000 shares of Preferred Stock of the par value of $100 per share, of which none is issued and outstanding. All outstanding shares of Common Stock of Duke Capital are owned by Duke Energy.

                        DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Duke Capital are as follows:

 Directors          Principal Occupation
 Richard B. Priory  Chairman of the Board and President of Duke Capital and
                    Duke Energy
 Fred J. Fowler     Vice President of Duke Capital and Group President, Energy
                    Transmission, of Duke Energy
 Robert S. Lilien   Senior Vice President, Diversified Operations, of Duke
                    Energy
 Richard J. Osborne Vice President and Chief Financial Officer of Duke Capital
                    and Executive Vice President and Chief Financial Officer of
                    Duke Energy
 Harvey J. Padewer  Vice President of Duke Capital and Group President, Energy
                    Services, of Duke Energy
 Executive Officers
 Richard B. Priory  Chairman of the Board and President
 Fred J. Fowler     Vice President
 Harvey J. Padewer  Vice President
 Richard J. Osborne Vice President and Chief Financial Officer
 David L. Hauser    Vice President and Treasurer
 Ellen T. Ruff      Secretary and General Counsel
 Sandra P. Meyer    Controller

The business address of Duke Capital's directors and executive officers is 526 South Church Street, Charlotte, North Carolina 28202.

                            DESCRIPTION OF THE NOTES

The following description of the Notes is only a summary and is not intended to be comprehensive. The description should be read together with the description of the general terms and provisions of our Senior Notes provided under the caption "Description of the Senior Notes" in the accompanying Prospectus. The term "2004 Notes" refers to the 7 1/4% Senior Notes due 2004, the term "2009 Notes" refers to the 7 1/2% Senior Notes due 2009 and the term "2019 Notes" refers to the 8% Senior Notes due 2019. The term "Notes" refers to the 2004 Notes, the 2009 Notes and the 2019 Notes, collectively.

General

The 2004 Notes, the 2009 Notes and the 2019 Notes will be issued as a series of Senior Notes under our Senior Indenture, entitled the 1999 Global Series. The 2004 Notes will bear interest at the rate of 7 1/4% per annum and will mature on October 1, 2004. The 2009 Notes will bear interest at the rate of 7 1/2% per annum and will mature on October 1, 2009. The 2019 Notes will bear interest at the rate of 8% per annum and will mature on October 1, 2019. The 2004 Notes, the 2009 Notes and the 2019 Notes will each be limited in aggregate principal amount to $500,000,000. The Notes will be payable at 100% of their principal amounts, plus accrued interest, at their respective maturities.

We will pay interest on the Notes in arrears on each April 1 and October 1, beginning April 1, 2000, to the person or persons in whose names the Notes are registered at the close of business on the fifteenth calendar day before the relevant interest payment date, except that we will pay interest payable at maturity or on a redemption date to the person or persons to whom principal is payable. In the event that any date on which interest is payable is not a Business Day, we will pay such interest on the next Business Day (without any interest or other payment due to the delay). "Business Day," when used with respect to any place of payment for the Notes, means a day other than (i) a Saturday or a Sunday, (ii) a day on which banking institutions in that place of payment are authorized or obligated by law or executive order to remain closed or (iii) a day on which the corporate trust office of the trustee under the Senior Indenture (the "Senior Indenture Trustee") is closed for business. The Chase Manhattan Bank, a New York corporation, is the Senior Indenture Trustee.

The Chase Manhattan Bank will also serve as the principal paying agent for the Notes (the "Paying Agent") and will be the registrar (the "Registrar") and the principal transfer agent (the "Transfer Agent") for the Notes. The office of The Chase Manhattan Bank for these purposes is currently located at 55 Water Street, New York, New York 10041. Chase Manhattan Bank Luxembourg S.A. will initially serve as Luxembourg paying agent (the "Luxembourg Paying Agent" and a "Paying Agent") and as Luxembourg transfer agent (the "Luxembourg Transfer Agent"). The office of Chase Manhattan Bank Luxembourg S.A. is currently located at 5 rue Plaetis, L-2338 Luxembourg.

Ranking

The Notes will be our direct, unsecured and unsubordinated obligations. The Notes will rank equal in priority with all of our other unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. At August 31, 1999, we had outstanding approximately $1,500,000,000 of unsecured and unsubordinated indebtedness. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may issue under it.

We conduct our business through subsidiaries. Accordingly, our ability to meet our obligations under the Notes is dependent on the earnings and cash flows from those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us.

Optional Redemption

We will have the right to redeem the Notes, in whole or in part at any time, on at least 30 days' but no more than 60 days' prior written notice mailed to the registered holders of the Notes to be redeemed. The respective redemption prices will be equal to the greater of (1) 100% of the principal amount of the 2004 Notes, the 2009 Notes or the 2019 Notes, as the case may be, to be redeemed and (2) the sum, as determined by the Quotation Agent (as defined below), of the present values of the principal amount of the Notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the respective maturity date (the "Remaining Life") discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points (in the case of the 2004 Notes), 20 basis points (in the case of the 2009 Notes) or 25 basis points (in the case of the 2019 Notes), plus, in any such case, accrued and unpaid interest on the principal amount being redeemed to such redemption date. If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions of Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of whole multiples of $1,000.

If money sufficient to pay the redemption price of and accrued interest on the Notes (or portions thereof) to be redeemed on the redemption date is deposited with the Paying Agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such Notes (or such portion thereof) called for redemption. In the event that any redemption date is not a Business Day, we will pay the redemption price on the next Business Day without any interest or other payment due to the delay.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection, and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

"Comparable Treasury Price" means, with respect to any redemption date, the average of two Reference Treasury Dealer Quotations for such redemption date.

"Quotation Agent" means the Reference Treasury Dealers appointed by Duke
Capital.

"Reference Treasury Dealer" means each of Merrill Lynch Government Securities Inc. and J.P. Morgan Securities Inc., and their successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Duke Capital shall substitute therefor another Primary Treasury Dealer.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Senior Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Senior Indenture Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Purchase by Duke Capital

Duke Capital may at any time, and from time to time, purchase Notes at any price or prices in the open market or otherwise.

Defeasance and Covenant Defeasance

The 2004 Notes, the 2009 Notes and the 2019 Notes will each be subject to Defeasance and Covenant Defeasance as described in the Senior Indenture. See "Description of the Senior Notes--Defeasance and Covenant Defeasance" in the accompanying Prospectus.

Book-Entry System

The 2004 Notes, the 2009 Notes and the 2019 Notes will each be issued in the form of one or more fully registered global notes ("Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company ("DTC" or the "Depositary") as the securities depositary, and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of, beneficial owners as direct and indirect participants in DTC (a "participant"). Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Cedelbank or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear system (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedelbank and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedelbank's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the names of their respective depositaries (the "U.S. Depositaries") on the books of DTC. Citibank, N.A. will act as the U.S. Depositary for Cedelbank, and The Chase Manhattan Bank will act as the U.S. Depositary for Euroclear. Except under the circumstances described below, the Notes will not be issuable in definitive form. The laws of some states of the United States of America require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Notes.

So long as the Depositary or its nominee is the registered owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Senior Indenture.

Principal and interest payments on Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Notes. None of Duke Capital, the Senior Indenture Trustee, any Paying Agent, any Transfer Agent or the Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the Depositary or its nominee, upon receipt of any payment of principal or interest, will credit the participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of the Global Notes as shown on the records of the Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor Depositary is not appointed by us within 90 days, or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, when the Depositary is required to be registered to act as such and no successor Depositary is appointed by the Corporation within 90 days, we will issue Notes in definitive form in exchange for the Global Notes. In addition, we may at any time and in our sole discretion determine not to have Notes represented by Global Notes and, in such event, will issue Notes in definitive form in exchange for the Global Notes. In any such instance, an owner of a beneficial interest in the Global Notes will be entitled to physical delivery in definitive form of Notes represented by the Global Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in definitive form will be issued as registered Notes in denominations of $1,000 and integral multiples thereof. Definitive Notes can be transferred by presentation for registration to the Registrar or the Luxembourg Transfer Agent and must be duly endorsed by the holder or its attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us and the Registrar or the Luxembourg Transfer Agent duly executed by the holder or its attorney duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive Notes. Payments of principal, premium, if any, and interest due at maturity or upon redemption of Notes in definitive form will be made at the office of the Paying Agent or the Luxembourg Paying Agent to the person to whom principal is payable upon surrender of such Notes. Payments of interest will be made, at our option, subject to such surrender where applicable, (1) by check mailed to the address of the person entitled thereto as such address appears in the security register or (2) by wire transfer at such place and to such account at a banking institution in the United States as may be designated in writing to the Senior Indenture Trustee at least sixteen days prior to the date for payment by the person entitled thereto.

The Depositary has advised us as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The Depositary has also advised us that the Depositary's management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." The Depositary has informed participants and other members of the financial community that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the Depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, the Depositary's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom the Depositary licenses software and hardware, and third-party vendors on whom the Depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The Depositary has informed the financial community that it is contacting, and will continue to contact, third-party vendors from whom the Depositary acquires services to impress upon them the importance of such services being Year 2000 compliant, and to determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

According to the Depositary, the foregoing information with respect to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Cedelbank has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Cedelbank holds securities for its customers ("Cedelbank Customers") and facilitates the clearance and settlement of securities transactions between Cedelbank Customers through electronic book-entry changes in accounts of Cedelbank Customers, thereby eliminating the need for physical movement of certificates. Cedelbank provides to Cedelbank Customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in several countries. As a bank, Cedelbank is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Cedelbank Customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedelbank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedelbank Customer either directly or indirectly.

Distributions with respect to Notes held beneficially through Cedelbank will be credited to cash accounts of Cedelbank Customers in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedelbank.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the

"Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Euroclear has also advised us that investors that acquire, hold and transfer interests in the Notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the Global Notes.

Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with such interests in securities on its records.

We will maintain a paying and transfer agent in Luxembourg as long as the Notes are listed on the Luxembourg Stock Exchange. For as long as the Notes are listed on the Luxembourg Stock Exchange, we will publish any changes as to the identity or location of the Luxembourg Paying Agent or the Luxembourg Transfer Agent in a leading daily newspaper in Luxembourg, which is expected to be the Luxemburger Wort.

Global Clearing and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Cedelbank Customers and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedelbank and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Cedelbank Customers or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the applicable U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant

European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the applicable U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedelbank Customers and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of Notes received in Cedelbank or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in Notes settled during such processing will be reported to the relevant Cedelbank Customers or Euroclear Participants on such business day. Cash received in Cedelbank or Euroclear as a result of sales of Notes by or through a Cedelbank Customer or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Cedelbank or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Cedelbank and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of DTC, Cedelbank and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Payment of Additional Amounts

We will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes such additional amounts as are necessary so that the net payment by us or a Paying Agent of the principal of and interest on the Notes to a person that is not a U.S. Holder (as defined in "Material Federal Income Tax Considerations" below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable in respect of the Notes had no such withholding or deduction been required.

Our obligation to pay additional amounts shall not apply:

    (1) to a tax, assessment or governmental charge that is imposed or withheld solely because the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder:

      (a) is or was present or engaged in trade or business in the United States or has or had a permanent establishment in the United States;

      (b) has a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

      (c) is or has been a foreign or domestic personal holding company, a passive foreign investment company, a controlled foreign corporation with respect to the United States, or a corporation that has accumulated earnings to avoid United States federal income tax, a private foundation or other tax-exempt organization, or a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; or

      (d) is or was a "10-percent shareholder" of Duke Capital as defined in
    Section 871(h)(3) of the United States Internal Revenue Code of 1986 (the "Code") or any successor provision;

    (2) to any holder that is not the sole beneficial owner of the Notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the partnership would not have been entitled to the payment of an additional amount had such beneficial owner, beneficiary, settlor or member received directly its beneficial or distributive share of the payment;

    (3) to a tax, assessment or governmental charge that is imposed or withheld solely because the holder or any other person failed to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

    (4) to a tax, assessment or governmental charge that is imposed other than by withholding by Duke Capital or a paying agent from the payment;

    (5) to a tax, assessment or governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

    (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

    (7) to any tax, assessment or other governmental charge any paying agent must withhold from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

    (8) in the case of any combination of the above items.

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable. Except as specifically provided under this heading "--Payment of Additional Amounts" and under the heading "--Redemption Upon a Tax Event," we do not have to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority.

Redemption Upon a Tax Event

If (a) we become or will become obligated to pay additional amounts as described herein under the heading "--Payment of Additional Amounts" as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, or (b) a taxing authority of the United States takes an action on or after the date of this Prospectus Supplement, whether or not with respect to us or any of our affiliates, that results in a substantial likelihood that we will or may be required to pay such additional amounts, then we may, at our option, redeem, as a whole, but not in part, the Notes on any interest payment date on not less than 30 nor more than 60 days' prior written notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that we determine, in our business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to us, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless we and the Senior Indenture Trustee shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial likelihood that we will or may be required to pay the additional amounts described herein under the heading "-- Payment of Additional Amounts" and we shall have delivered to the Senior Indenture Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion we are entitled to redeem the Notes pursuant to their terms.

Notices

Notices to holders of the Notes regarding redemption of Notes and as otherwise required pursuant to the provisions of the Senior Indenture will be sent by mail to the registered holders and will be published, so long as the Notes are listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. Notices regarding redemption of Notes will be made at least 30 but not more than 60 days before the date fixed for redemption. It is expected that publication will be made in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Governing Law

The Senior Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York of the United States of America, without regard to conflicts of laws principles thereof.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

Following is the opinion of our counsel, Dewey Ballantine LLP, as to the material United States federal income tax consequences of the purchase, ownership and disposition of Notes by holders that acquire the Notes on their original issue at their initial offering price. It does not address all tax consequences that may be important to a holder in light of the holder's circumstances or to holders subject to special rules, such as financial institutions, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to mark to market, individual retirement and other tax deferred accounts, persons that do not hold the Notes as capital assets, and persons engaging in straddles or hedges relating to the Notes. This discussion is based on legal authorities that are subject to change at any time in a manner that could adversely affect holders. Prospective investors in the Notes should consult their own tax advisors with regard to the application of the tax considerations discussed below to their own situations as well as the application of any state, local or other tax laws.

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Notes that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means a beneficial owner of Notes other than a U.S. Holder.

Interest paid on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such interest is accrued or received in accordance with the holder's method of tax accounting. Duke Capital expects that the Notes will not be issued with original issue discount within the meaning of the Code.

Upon a sale, retirement or other taxable disposition of Notes, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale, retirement or other disposition and the holder's adjusted tax basis in the Notes. Any portion of the amount received upon disposition of the Notes that is attributable to accrued interest will be treated as interest income to the holder and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Notes. Any recognized gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Notes is more than one year at the time of sale, retirement or other disposition.

The Notes will be subject to Defeasance and Covenant Defeasance. See "Description of the Senior Notes--Defeasance and Covenant Defeasance" in the accompanying Prospectus. Under current United States federal income tax law, a Defeasance would be treated as an exchange of the relevant Notes in which U.S. Holders of those Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that Defeasance. Unless accompanied by other changes in the terms of the Notes, a Covenant Defeasance should not be treated as a taxable exchange.

Certain Federal Tax Considerations Applicable to Non-U.S. Holders

Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

    (a) payments of principal of and interest on the Notes by Duke Capital to a Non-U.S. Holder will not be subject to United States withholding tax; provided that, in the case of interest, (i) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Duke Capital entitled to vote, is not a controlled foreign corporation related to Duke Capital through stock ownership, is not a private foundation or other tax-exempt organization, and is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business and
  (ii) the beneficial owner of the Notes certifies under penalties of perjury that the owner is not a United States person and provides the owner's name and address;

    (b) a holder of Notes that is a Non-U.S. Holder will generally not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of Notes if such gain is not effectively connected with a United States trade or business and, in the case of a Non-U.S. Holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized, is not subject to tax under Section 877 of the Code as an expatriate of the United States and is not treated as a resident of the United States for the taxable year in which the gain is recognized under Section 6013(g) or 6013(h) of the Code; and

    (c) Notes held by an individual who at the time of death is not a citizen or resident of, or domiciled in, the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that any interest thereon would be eligible for exemption from withholding tax under (a) were such interest received by the individual at the time of death (without regard to the certification described in (a)(ii)) and would not be effectively connected with a United States trade or business.

If certain requirements are satisfied, the certification described in (a)(ii) above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, the certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that such intermediary has entered into a withholding agreement with the Internal Revenue Service and certain other conditions are met. A Non-U.S. Holder that is not exempt from tax under the rules described above will generally be subject to United States federal withholding tax at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Non-U.S. Holders should consult applicable tax treaties, which may provide different rules.

Backup Withholding and Information Reporting

U.S. Holders will generally be required to furnish a social security number or other taxpayer identification number in order to avoid "backup withholding" on payments of interest on the Notes and payment of the proceeds of the disposition of the Notes. Any amount so withheld will be allowed as a credit against the U.S. Holder's federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

Under current Treasury Regulations, backup withholding will not apply to payments to Non-U.S. Holders of principal or interest on Notes, provided that the certification described in (a)(ii) above is received and that Duke

Capital or its paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

Under current Treasury Regulations, in the case of payments of principal or interest made to or through the foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a Note, such custodian, nominee or other agent will not be required to apply backup withholding to such payments made to such beneficial owner and generally will not be subject to information reporting requirements. However, if such custodian, nominee or other agent is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of the gross income of which is effectively connected with a United States trade or business for a specified period of time or, with respect to payments made after December 31, 2000, a foreign partnership that, at any time during its taxable year, is 50% or more owned by United States persons or is engaged in a United States trade or business, such custodian, nominee or other agent may be subject to certain information reporting requirements with respect to such payments unless it has in its records documentary evidence that the beneficial owner is not a United States person and certain conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment which such custodian, nominee or other agent is required to report if such custodian, nominee or other agent has actual knowledge that the payee is a United States person.

Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of the gross income of which is effectively connected with a United States trade or business for a specified period of time, or, with respect to payments made after December 31, 2000, a foreign partnership that, at any time during its taxable year, is 50% or more owned by United States persons or is engaged in a United States trade or business, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment which such broker is required to report if such broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

                                  UNDERWRITING

We are selling the Notes to the Underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives, under an Underwriting Agreement dated as of the date of this Prospectus Supplement. The Underwriters, and the amount of the Notes each of them has severally agreed to purchase from us, are as follows:

                                      Principal Amount Principal Amount Principal Amount
     Name                              of 2004 Notes    of 2009 Notes    of 2019 Notes
     ----                             ---------------- ---------------- ----------------
     Merrill Lynch, Pierce,
      Fenner & Smith
              Incorporated..            $212,500,000     $212,500,000     $212,500,000
     J.P. Morgan Securities
      Inc. .................             212,500,000      212,500,000      212,500,000
     Banc of America Securi-
      ties LLC..............              12,500,000       12,500,000       12,500,000
     Barclays Bank PLC......              12,500,000       12,500,000       12,500,000
     Goldman, Sachs & Co. ..              12,500,000       12,500,000       12,500,000
     Lehman Brothers Inc. ..              12,500,000       12,500,000       12,500,000
     Morgan Stanley & Co.
      Incorporated..........              12,500,000       12,500,000       12,500,000
     Warburg Dillon Read
      LLC...................              12,500,000       12,500,000       12,500,000
                                        ------------     ------------     ------------
        Total...............            $500,000,000     $500,000,000     $500,000,000
                                        ============     ============     ============

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

The Underwriters have advised us that they initially propose to offer the Notes to the public at the prices stated on the cover page of this Prospectus Supplement and to certain dealers at a price less a concession of .250% (in the case of the 2004 Notes), .300% (in the case of the 2009 Notes) and .500% (in the case of the 2019 Notes) of the principal amount of such Notes. The Underwriters may allow, and such dealers may reallow, a discount of .225% (in the case of the 2004 Notes), .250% (in the case of the 2009 Notes) and .250% (in the case of the 2019 Notes) of the principal amount of such Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may change the initial public offering prices, the concessions to selected dealers and the allowances to other dealers.

The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers. Only offers and sales of the Notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this Prospectus Supplement and the Prospectus must be delivered, are made pursuant to the Registration Statement of which the Prospectus, as supplemented by this Prospectus Supplement, is a part.

Each Underwriter, severally and not jointly, has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction outside of the United States in which it purchases, offers, sells or delivers the Notes or possesses or distributes this Prospectus Supplement and the accompanying Prospectus, and will obtain any consent, approval or permission required of it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction outside of the United States to which it is subject or in which it makes such purchases, offers or sales.

Each Underwriter, severally and not jointly, has represented and agreed that:

  . it has not offered or sold, and will not offer or sell, any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted, and will not result in, an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on; and

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Although we have applied to list the Notes on the Luxembourg Stock Exchange, the Notes are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the Notes. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the price to the public set forth on the cover page of this Prospectus Supplement.

In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of Notes, creating a short position in Notes for their own account. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover short positions or to stabilize the price of Notes. Finally, the Underwriters may reclaim selling concessions allowed for distributing Notes in the offering, if the Underwriters repurchase previously distributed Notes in transactions to cover short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of Notes above independent market levels. The Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

Duke Capital estimates that its expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $800,000. The representatives will reimburse Duke Capital for certain of these expenses.

Duke Capital has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the Underwriters and their affiliates engage in transactions with, and, from time to time, have performed services for Duke Capital or its affiliates in the ordinary course of business and may do so in the future.


                           VALIDITY OF THE SECURITIES

Dewey Ballantine LLP will pass on the validity of the Notes and certain related matters on behalf of Duke Capital. Sullivan & Cromwell will pass on the validity of the Notes for the Underwriters.

                              GENERAL INFORMATION

Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Restated Certificate of Incorporation and the By-Laws of Duke Capital and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Senior Indenture and Duke Capital's current annual and quarterly reports, as well as all future annual reports and quarterly reports, so long as any of the Notes are outstanding, will be made available at the main office of Kredietbank S.A. Luxembourgeoise in Luxembourg. Kredietbank S.A. Luxembourgeoise will act as intermediary between the Luxembourg Stock Exchange and Duke Capital and the holders of the Notes. In addition, copies of the annual reports and quarterly reports of Duke Capital may be obtained free of charge at such office.

There has been no material adverse change in the financial position of Duke Capital since December 31, 1998.

The independent accountants of Duke Capital are Deloitte & Touche LLP, Charlotte, North Carolina.

Other than as may be disclosed or contemplated in the documents incorporated herein by reference, neither Duke Capital nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes, and Duke Capital is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

The consolidated financial statements of Duke Capital include, among others, PanEnergy Corp, Texas Eastern Transmission Corporation, TE Resources, Inc., and Duke Energy Natural Gas Corporation, each of which represents at least 10% of the capital and reserves or accounts for at least 10% of the net income of Duke Capital. The registered office of each of these wholly owned subsidiaries is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

Duke Capital does not publish nonconsolidated financial statements.

Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Duke Capital on September 28, 1998 and August 20, 1999.

The 2004 Notes have been assigned Euroclear and Cedel Common Code No. 10230594, International Security Identification Number (ISIN) US 26439RAG11 and CUSIP No. 26439RAG1.

The 2009 Notes have been assigned Euroclear and Cedel Common Code No. 102159160, International Security Identification Number (ISIN) US 26439RAF38 and CUSIP No. 26439RAF3.

The 2019 Notes have been assigned Euroclear and Cedel Common Code No. 10247250, International Security Identification Number (ISIN) US 26439RAH93 and CUSIP No. 26439RAH9.

                     [This Page Intentionally Left Blank]

PROSPECTUS

                                 $2,000,000,000

                            Duke Capital Corporation
                    a subsidiary of Duke Energy Corporation

                                  Senior Notes
                           Junior Subordinated Notes

                               ----------------

                        Duke Capital Financing Trust IV

                         Duke Capital Financing Trust V

                        Duke Capital Financing Trust VI

                           Trust Preferred Securities
                 Guaranteed, to the extent described herein, by

                            Duke Capital Corporation
                    a subsidiary of Duke Energy Corporation

                               ----------------

      This Prospectus contains summaries of the general terms of these securities. You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is September 3, 1999.

                             ABOUT THIS PROSPECTUS

      This Prospectus is part of a Registration Statement that Duke Capital, Duke Capital Financing Trust IV, Duke Capital Financing Trust V and Duke Capital Financing Trust VI filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under the shelf registration process, Duke Capital may issue Senior Notes and Junior Subordinated Notes and Duke Capital Financing Trust IV, Duke Capital Financing Trust V and Duke Capital Financing Trust VI may issue trust preferred securities in one or more offerings up to a total dollar amount of $2,000,000,000. The trust preferred securities that Duke Capital Financing Trust IV, Duke Capital Financing Trust V and Duke Capital Financing Trust VI may issue are called "Preferred Securities" in this Prospectus.

      This Prospectus provides general descriptions of the Senior Notes, Junior Subordinated Notes and Preferred Securities. Each time Senior Notes, Junior Subordinated Notes or Preferred Securities are sold, a Prospectus Supplement will provide specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. The Registration Statement filed with the SEC includes exhibits that provide more details about the matters discussed in this Prospectus. You should read this Prospectus, the related exhibits filed with the SEC and any Prospectus Supplement, together with the additional information described under the next caption, "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

      Duke Capital files annual, quarterly and special reports and other information with the SEC. You may read and copy any document Duke Capital files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC's toll-free telephone number at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Duke Capital's SEC filings are available on the SEC's Web site at http://www.sec.gov.

      The SEC allows Duke Capital to "incorporate by reference" the information Duke Capital files with it, which means that Duke Capital can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus and should be read with the same care. Information that Duke Capital files later with the SEC will automatically update and supersede that information.

      The following documents are incorporated in and made a part of this Prospectus by reference:

      Duke Capital's annual report on Form 10-K for the year ended December 31, 1998;

      Duke Capital's quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and

      Duke Capital's current reports on Form 8-K filed on January 26, 1999, February 24, 1999, June 1, 1999 and August 6, 1999.

      Any documents that Duke Capital files with the SEC in the future under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will also be incorporated by reference into this Prospectus until all of the securities being registered are sold.

      You may request a copy of these filings at no cost by writing or calling Duke Capital at the following address or at one of the following telephone numbers:

     Investor Relations Department
     Duke Capital Corporation
     P.O. Box 1005
     Charlotte, North Carolina 28201
     (704) 382-3853 or (800) 488-3853 (toll-free)

                            DUKE CAPITAL CORPORATION

      Duke Capital is a wholly owned subsidiary of Duke Energy Corporation, which, under the name of Duke Power Company, completed a merger with PanEnergy Corp on June 18, 1997 and changed its name to its present form. As a result, PanEnergy became a wholly owned subsidiary of Duke Energy. Subsequent to the merger, Duke Energy contributed all of the common stock of PanEnergy to Duke Capital, which, under the name of Church Street Capital Corp., served as the parent company of Duke Energy's non-utility operations. The combination of Duke Capital and PanEnergy was accounted for similar to a pooling of interests and, accordingly, the consolidated financial statements for periods prior to the combination were restated to include the operations of PanEnergy. Duke Capital provides financing and credit enhancement services for its subsidiaries and conducts its operating activities through six business segments:

    . Natural Gas Transmission

    . Field Services

    . Trading and Marketing

    . Global Asset Development

    . Other Energy Services

    . Real Estate Operations

      Natural Gas Transmission, through its Northeast Pipelines, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states.

      Field Services gathers, processes, transports and markets natural gas and produces and markets natural gas liquids. Field Services operates gathering systems in western Canada and ten contiguous states in the United States that serve major gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent and onshore and offshore Gulf Coast areas.

      Trading and Marketing markets natural gas, electricity and other energy-related products across North America. Duke Energy owns a 60% interest in Trading and Marketing, with Mobil Corporation owning a 40% minority interest.

      Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy North America, LLC and Duke Energy International, LLC.

      Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc., Duke/Fluor Daniel and DukeSolutions, Inc.

      Real Estate Operations develops commercial and residential real estate projects and manages forest holdings in the southeastern United States. Real Estate Operations conducts its business through Crescent Resources, Inc.

      The foregoing information about Duke Capital and its business segments is only a general summary and is not intended to be comprehensive. For additional information about Duke Capital and its business segments you should refer to the information described under the caption "Where You Can Find More Information."

      Duke Capital's principal executive offices are located at 526 South Church Street, Charlotte, North Carolina 28202, telephone (704) 594-6200.

                             Recent Financial Data

      The following shows only selected consolidated financial information. You should refer to the financial statements included in the documents incorporated by reference in this Prospectus for additional information. See "Where You Can Find More Information."

                              Six Months
                            Ended June 30,   Year Ended December 31,
                          ------------------ -----------------------
                           1999       1998    1998   1997(1) 1996(1)
                          -------    ------- ------- ------- -------
                            (unaudited)
                                        (millions)
Income Statement Data
Operating Revenues......  $ 6,735    $ 5,988 $13,059 $11,915 $7,816
Operating Expenses......    6,271      5,522  12,023  11,079  6,947
                          -------    ------- ------- ------- ------
   Operating Income.....      464        466   1,036     836    869
Other Income, Net.......       50         56     101      37     20
                          -------    ------- ------- ------- ------
Earnings Before Interest
 and Taxes..............      514        522   1,137     873    889
Interest Expense........      115        113     237     214    232
Income Before Extraordi-
 nary Item..............      233        255     519     380    399
Net Income..............      893(2)     247     511     380    382

--------
(1) Data reflects accounting for the combination of Duke Capital with PanEnergy on June 30, 1997 similar to a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1996.
(2) Reflects a one-time after-tax extraordinary gain of approximately $660 million attributable to the sale of certain pipeline operations on March 29, 1999.

                                         As of
                                         June            As of December 31,
                                          30,        --------------------------
                                         1999           1998    1997(1) 1996(1)
                                        -------      ---------- ------- -------
Balance Sheet Data                                   (millions)
Property, Plant and Equipment, Net....  $ 8,052      $    7,154 $ 6,065 $5,801
Total Assets..........................   16,562          13,856  11,097  9,752
Short-Term Debt.......................       18              29     138    359
Long-Term Debt, including current por-
 tion.................................    3,171           3,142   2,942  2,203
Trust Preferred Securities............      580             580     --     --
Stockholder's Equity..................    5,008           4,073   3,366  3,060

--------
(1) Data reflects accounting for the combination of Duke Capital with PanEnergy on June 30, 1997 similar to a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of December 31, 1996.

                                Financial Ratios
                                  (unaudited)

                            Six Months
                          Ended June 30,        Year Ended December 31,
                          --------------  ------------------------------------
                           1999    1998   1998 1997(1) 1996(1) 1995(1) 1994(1)
                          ------- ------- ---- ------- ------- ------- -------
Ratio of Earnings to
 Fixed Charges...........   3.6     4.2   4.2    3.7     3.6     3.2     2.7

      For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions and the interest component of rentals.
--------
(1) Data reflects accounting for the combination of Duke Capital with PanEnergy on June 30, 1997 similar to a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1994.

                                USE OF PROCEEDS

      Each Trust will invest the proceeds it receives from the sale of the Preferred Securities in Junior Subordinated Notes. Unless the applicable Prospectus Supplement states otherwise, Duke Capital will use the net proceeds that it receives from such investment and any proceeds that it receives from sales of its Senior Notes or other sales of the Junior Subordinated Notes for general corporate purposes, including capital expenditures, working capital, debt repayments and advances to affiliates.

      If Duke Capital does not use the proceeds of the Senior Notes or the Junior Subordinated Notes, or the net proceeds of the Preferred Securities, immediately, it may temporarily invest them in short-term interest-bearing obligations or deposit them with banks.

                                   THE TRUSTS

      Duke Capital formed each Trust as a statutory business trust under Delaware law. Each Trust's business is defined in a trust agreement executed by Duke Capital, as depositor, and Chase Manhattan Bank Delaware. Each trust agreement will be amended when Preferred Securities are issued under it and will be in substantially the form filed as an exhibit to the Registration Statement. Each amended trust agreement is called a "Trust Agreement" in this Prospectus.

      The Preferred Securities and the Common Securities of each Trust represent undivided beneficial interests in the assets of that Trust. The Preferred Securities and the Common Securities together are sometimes called the "Trust Securities" in this Prospectus.

      The trustees of each Trust will conduct that Trust's business and affairs. Duke Capital, as the holder of the Common Securities of each Trust, will appoint the trustees of that Trust. The trustees of each Trust will consist of:

    .  two officers of Duke Capital as Administrative Trustees;

    .  The Chase Manhattan Bank as Property Trustee; and

    .  Chase Manhattan Bank Delaware as Delaware Trustee.

      The Prospectus Supplement relating to the Preferred Securities of a Trust will provide further information concerning that Trust.

      No separate financial statements of any Trust are included in this Prospectus. Duke Capital considers that such statements would not be material to holders of the Preferred Securities because no Trust has any independent operations and the sole purpose of each Trust is investing the proceeds of the sale of its Trust Securities in Junior Subordinated Notes. Duke Capital does not expect that any of the Trusts will be filing annual, quarterly or special reports with the SEC.

      The principal place of business of each Trust will be c/o Duke Capital Corporation, 526 South Church Street, Charlotte, North Carolina 28202, telephone (704) 594-6200.

                        DESCRIPTION OF THE SENIOR NOTES

      Duke Capital will issue the Senior Notes in one or more series under its Senior Indenture dated as of April 1, 1998 between Duke Capital and The Chase Manhattan Bank, as Trustee, as supplemented from time to time. The Senior Indenture is called the "Senior Indenture" in this Prospectus. The Trustee under the Senior Indenture is called the "Senior Indenture Trustee" in this Prospectus. The Senior Indenture is an exhibit to the Registration Statement.

      Duke Capital conducts its business through subsidiaries. Accordingly, its ability to meet its obligations under the Senior Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Capital. In addition, the rights that Duke Capital and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain subsidiaries of Duke Capital have incurred substantial amounts of debt in the expansion of their businesses and Duke Capital anticipates that they will continue to do so.

      The following description of the Senior Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Senior Indenture.

General

      The Senior Indenture does not limit the amount of Senior Notes that Duke Capital may issue under it. Duke Capital may issue Senior Notes from time to time under the Senior Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. The form of supplemental indenture to the Senior Indenture is an exhibit to the Registration Statement.

      The Senior Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

      The Senior Indenture does not protect the holders of Senior Notes if Duke Capital engages in a highly leveraged transaction.

Provisions Applicable to Particular Series

      The Prospectus Supplement for a particular series of Senior Notes will specify the terms of that series, including, if applicable:

    . the title of the series;

    . any limit on the principal amount of the Senior Notes of the series;

    . the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Capital has to change the date on which principal is payable;

    . the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

    . any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

    . whether Duke Capital may extend the interest payment periods and, if so, the terms of the extension;

    . the place or places where payments will be made, if other than the principal corporate trust office of the Senior Indenture Trustee;

    . any obligation that Duke Capital has to redeem the Senior Notes through a sinking fund or to purchase the Senior Notes through a purchase fund or at the option of the holder;

    . whether Duke Capital has the option to redeem the Senior Notes and, if so, the terms of its redemption option;

    . whether the provisions described under the caption "Defeasance and Covenant Defeasance" will not apply to the Senior Notes;

    . the currency in which payments will be made if other than U.S.
      dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

    . if payments may be made, at Duke Capital's election or at the holder's election, in a currency other than that in which the Senior Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

    . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

    . whether the Senior Notes will be issuable as global securities and, if so, the securities depositary;

    . any changes in the events of default or covenants with respect to the Senior Notes;

    . any index or formula used for determining principal, premium or interest;

    . if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it; and

    . any other terms.

      Unless Duke Capital states otherwise in the applicable Prospectus Supplement, Duke Capital will issue the Senior Notes only in fully registered form, without coupons, and there will be no service charge for any registration of transfer or exchange of the Senior Notes. Duke Capital may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the Senior Notes may be made at The Chase Manhattan Bank, 55 Water Street, New York, New York 10041.

      The Senior Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Capital states otherwise in the applicable Prospectus Supplement.

      Duke Capital may offer and sell the Senior Notes, including original issue discount Senior Notes, at a substantial discount below their principal amount. The applicable Prospectus Supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable Prospectus Supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Senior Notes which are denominated in a currency other than U.S. dollars.

Global Securities

      Duke Capital may issue some or all of the Senior Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. Duke Capital will register each global security with, or on behalf of, a securities depositary identified in the applicable Prospectus Supplement. Each global certificate will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

      As long as the securities depositary or its nominee is the registered holder of a global security representing Senior Notes, that person will be considered the sole owner and holder of the global security and the Senior Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

    . may not have the global security or any Senior Notes it represents registered in their names;

    . may not receive or be entitled to receive physical delivery of certificated Senior Notes in exchange for the global security; and

    . will not be considered the owners or holders of the global security or any Senior Notes it represents for any purposes under the Senior Notes or the Senior Indenture.

      Duke Capital will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

      Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Senior Notes is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of Senior Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

    . the securities depositary, with respect to participants' interests;
      and

    . any participant, with respect to interests the participant holds on behalf of other persons.

      Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Senior Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

    . Duke Capital;

    . the Senior Indenture Trustee; or

    . an agent of either of the above.

Redemption

      Any provisions relating to the redemption of Senior Notes will be set forth in the applicable Prospectus Supplement. Unless Duke Capital states otherwise in the applicable Prospectus Supplement, Duke Capital may redeem Senior Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. Unless Duke Capital states otherwise in the applicable Prospectus Supplement, that notice may state that the redemption will be conditional upon the Senior Indenture Trustee, or the applicable Paying Agent, receiving sufficient funds to pay the principal, premium and interest on those Senior Notes on the date fixed for redemption and that if the Senior Indenture Trustee or the applicable Paying Agent does not receive those funds, the redemption notice will not apply, and Duke Capital will not be required to redeem those Senior Notes.

      Duke Capital will not be required to:

    . issue, register the transfer of, or exchange any Senior Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Senior Notes of that series that have been selected for redemption; or

    . register the transfer of, or exchange any Senior Note of that series selected for redemption except the unredeemed portion of a Senior Note being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

      The Senior Indenture provides that Duke Capital may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Capital's obligations under the Senior Indenture and the Senior Notes issued under it, and Duke Capital must deliver an officers' certificate and an opinion of counsel to the Senior Indenture Trustee that affirm compliance with all conditions in the Senior Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Capital under the Senior Indenture, and Duke Capital will be relieved of its obligations under the Senior Indenture and the Senior Notes issued under it.

Modification; Waiver

      Duke Capital may amend or modify the Senior Indenture with the consent of the holders of a majority of the outstanding Senior Notes of all series of Senior Notes issued under it that are affected by the amendment or modification, voting as one class. The consent of the holder of each outstanding Senior Note affected is, however, required to:

    . change the maturity date of the principal, or any installment of principal or interest on that Senior Note;

    . reduce the principal amount, the interest rate or any premium payable upon redemption on that Senior Note;

    . reduce the amount of principal due and payable upon acceleration of maturity;

    . change the currency of payment of principal, premium or interest on that Senior Note;

    . impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

    . reduce the percentage in principal amount of Senior Notes of any series required to amend or modify the Senior Indenture, to waive compliance with certain restrictive provisions of the Senior Indenture or to waive certain defaults; or

    . with certain exceptions, modify the provisions of the Senior Indenture governing amendments of the Senior Indenture or governing waiver of covenants or past defaults.

In addition, Duke Capital may supplement the Senior Indenture to create new series of Senior Notes and for certain other purposes, without the consent of any holders of Senior Notes issued under the Senior Indenture.

      The holders of a majority of the outstanding Senior Notes of any series may waive, for that series, Duke Capital's compliance with certain restrictive provisions of the Senior Indenture under which those Senior Notes were issued. The holders of a majority of the outstanding Senior Notes of all series under the Senior Indenture with respect to which a default has occurred and is continuing, all holders of those series voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Senior Note or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Senior Note of the series affected.

      If certain payments on a series of Senior Notes are insured by a financial guaranty insurance policy or other policy, terms other than those that are described in the preceding paragraph may apply to that series.

Events of Default

      The following are events of default under the Senior Indenture with respect to any series of Senior Notes, unless Duke Capital states otherwise in the applicable Prospectus Supplement:

    . failure to pay principal of or any premium on any Senior Note of that series when due;

    . failure to pay any interest on any Senior Note of that series, when due, that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Capital is required to make payment following any deferral of interest payments by it under the terms of Senior Notes that permit such deferrals;

    . failure to make any sinking fund payment when required for any Senior
      Note of that series that continues for 60 days;

    . failure to perform any covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Senior Indenture Trustee or the holders of at least 33% of the outstanding Senior Notes of that series give Duke Capital written notice of the default; and

    . certain bankruptcy, insolvency or reorganization events with respect to Duke Capital.

In the case of the fourth event of default listed above, the Senior Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Senior Notes of that series, together with the Senior Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Capital has initiated and is diligently pursuing corrective action.

      Additional events of default may be established for a particular series and, if established, will be described in the applicable Prospectus Supplement.

      If an event of default with respect to Senior Notes of a series occurs and is continuing, then the Senior Indenture Trustee or the holders of at least 33% of the outstanding Senior Notes of that series may declare the principal amount of all Senior Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

    . Duke Capital has paid or deposited with the Senior Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Senior Indenture Trustee under the Senior Indenture; and

    . all events of default with respect to that series, other than the nonpayment of the principal which became due solely by virtue of the declaration, have been cured or waived.

      The Senior Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Senior Notes unless those holders have offered the Senior Indenture Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority of the outstanding Senior Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Indenture Trustee or the exercise of any power of the Senior Indenture Trustee with respect to those Senior Notes. The Senior Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Senior Indenture Trustee in good faith considers it in the interest of the holders to do so.

      The holder of any Senior Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Senior Note on its maturity date or redemption date and to enforce those payments.

      If certain payments on a series of Senior Notes are insured by a financial guaranty insurance policy or other policy, terms other than those that are described in the preceding three paragraphs may apply to that series.

      Duke Capital is required to furnish each year to the Senior Indenture Trustee an officers' certificate to the effect that it is not in default under the Senior Indenture or, if there has been a default, specifying the default and its status.

Payments; Paying Agent

      The paying agent will pay the principal of any Senior Notes only if those Senior Notes are surrendered to it. Unless Duke Capital states otherwise in the applicable Prospectus Supplement, the paying agent will pay interest on Senior Notes, subject to such surrender, where applicable, at its office or, at Duke Capital's option:

    . by wire transfer to an account at a banking institution in the United
      States that is designated in writing to the Senior Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

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

    . by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Senior Notes.

      Unless Duke Capital states otherwise in the applicable Prospectus Supplement, the Senior Indenture Trustee will act as paying agent for the Senior Notes, and the principal corporate trust office of the Senior Indenture Trustee will be the office through which the paying agent acts. Duke Capital may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

      Any money that Duke Capital has paid to a paying agent for principal or interest on any Senior Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Capital at its request. After repayment to Duke Capital, holders should look only to Duke Capital for those payments.

Negative Pledge

      While any of the Senior Notes remain outstanding, Duke Capital will not, and will not permit any Principal Subsidiary (as defined below) to, create, or permit to be created or to exist, any mortgage, lien, pledge, security interest or other encumbrance upon any Principal Property (as defined below) of Duke Capital or of a Principal Subsidiary or upon any shares of stock of any Principal Subsidiary, whether such Principal Property is, or shares of stock are, owned on or acquired after the date of the Senior Indenture, to secure any indebtedness for borrowed money of Duke Capital, unless the Senior Notes then outstanding are equally and ratably secured for so long as any such indebtedness is so secured.

      The foregoing restriction does not apply with respect to, among other things:

    . purchase money mortgages, or other purchase money liens, pledges, security interests or encumbrances upon property that Duke Capital or any Principal Subsidiary acquired after the date of the Senior Indenture;

    . mortgages, liens, pledges, security interests or other encumbrances existing on any property or shares of stock at the time Duke Capital or any Principal Subsidiary acquired it or them, including those which exist on any property or shares of stock of an entity with which Duke Capital or any Principal Subsidiary is consolidated or merged or which transfers or leases all or substantially all of its properties to Duke Capital or any Principal Subsidiary;

    . mortgages, liens, pledges, security interests or other encumbrances upon any property of Duke Capital or any Principal Subsidiary or shares of stock of any Principal Subsidiary that existed on the date of the initial issuance of Senior Notes or upon the property or shares of stock of any corporation existing at the time that corporation became a Principal Subsidiary;

    . pledges or deposits to secure performance in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases to which Duke Capital or any Principal Subsidiary is a party;

    . liens created by or resulting from any litigation or proceeding which at the time is being contested in good faith by appropriate proceedings;

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

    . liens incurred in connection with the issuance of bankers' acceptances and lines of credit, bankers' liens or rights of offset and any security given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred;

    . liens incurred in connection with repurchase, swap or other similar agreements (including commodity price, currency exchange and interest rate protection agreements);

    . liens securing industrial revenue or pollution control bonds;

    . liens, pledges, security interests or other encumbrances on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of indebtedness of Duke Capital or any Principal Subsidiary;

    . liens created in connection with, and created to secure, a non-recourse obligation;

    . mortgages, liens, pledges, security interests or other encumbrances in favor of the United States of America, any state, any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages;

    . indebtedness which Duke Capital or any Principal Subsidiary may issue in connection with the consolidation or merger of Duke Capital or any Principal Subsidiary with or into any other entity, which may be an affiliate of Duke Capital or any Principal Subsidiary, in exchange or in substitution for secured indebtedness of that entity ("Third Party Debt") which by its terms (1) is secured by a mortgage on all or a portion of the property of that entity, (2) prevents that entity from incurring secured indebtedness, unless the Third Party Debt is secured equally and ratably with such secured indebtedness or (3) prevents that entity from incurring secured indebtedness;

    . indebtedness of any entity which Duke Capital or any Principal
      Subsidiary is required to assume in connection with a consolidation or merger of that entity, with respect to which any property of Duke Capital or any Principal Subsidiary is subjected to a mortgage, lien, pledge, security interest or other encumbrance;

    . mortgages, liens, security interests or other encumbrances on property held or used by Duke Capital or any Principal Subsidiary in connection with the exploration for, or development, gathering, production, storage or marketing of, natural gas, oil or other minerals (including liquefied gas and synthetic gas);

    . mortgages, liens, pledges, security interests and other encumbrances in favor of Duke Capital, one or more Principal Subsidiaries, one or more wholly owned Subsidiaries (as defined below) of Duke Capital or any of the foregoing in combination;

    . mortgages, liens, pledges, security interests or other encumbrances upon any property acquired, constructed, developed or improved by Duke Capital or any Principal Subsidiary after the date of the Senior Indenture which are created before, at the time of, or within 18 months after such acquisition--or in the case of property constructed, developed or improved, after the completion of the construction, development or improvement and commencement of full commercial operation of that property, whichever is later--to secure or provide for the payment of any part of its purchase price or cost; provided that, in the case of such construction, development or improvement, the mortgages, liens, pledges, security interests or other encumbrances shall not apply to any property that Duke Capital or any Principal Subsidiary owns other than real property that is unimproved up to that time; and

    . the replacement, extension or renewal of any mortgage, lien, pledge, security interest or other encumbrance described above; or the replacement, extension or renewal (not exceeding the principal amount of indebtedness so secured together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of the indebtedness so secured; provided that such replacement, extension or renewal is limited to all or a part of the same property that secured the mortgage, lien, pledge, security interest or other encumbrance replaced, extended or renewed, plus improvements on it or additions or accessions to it.

In addition, Duke Capital or any Principal Subsidiary may create or assume any other mortgage, lien, pledge, security interest or other encumbrance not excepted in the Senior Indenture without Duke Capital equally and ratably securing the Senior Notes, if immediately after that creation or assumption, the principal amount of indebtedness for borrowed money of Duke Capital that all such other mortgages, liens, pledges, security interests and other encumbrances secure does not exceed an amount equal to 10% of Duke Capital's common stockholder's equity as shown on its consolidated balance sheet for the accounting period occurring immediately before the creation or assumption of that mortgage, lien, pledge, security interest or other encumbrance.

      For purposes of the preceding paragraphs, the following terms have these meanings: "Principal Property" means any natural gas pipeline, natural gas gathering system, natural gas storage facility, natural gas processing plant or other plant or facility located in the United States that in the opinion of the Board of Directors or management of Duke Capital is of material importance to the business conducted by Duke Capital and its consolidated subsidiaries taken as a whole; "Principal Subsidiary" means any Subsidiary of Duke Capital that owns a Principal Property; and "Subsidiary" means, as to any entity, a corporation of which more than 50% of the outstanding shares of stock having ordinary voting power (other than stock having such power only by reason of contingency) is at the time owned, directly or indirectly, through one or more intermediaries, or both, by such entity.

Defeasance and Covenant Defeasance

      The Senior Indenture provides that Duke Capital may be:

    . discharged from its obligations, with certain exceptions, with respect to any series of Senior Notes, such a discharge being called a "Defeasance" in this Prospectus; and

    . released from its obligations under certain restrictive covenants especially established with respect to any series of Senior Notes, including the obligations described above under the caption "Negative Pledge," such a release being called a "Covenant Defeasance" in this Prospectus.

Duke Capital must satisfy certain conditions to effect a Defeasance or Covenant Defeasance. Those conditions include the irrevocable deposit with the Senior Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Senior Notes on the maturity dates of those payments or upon redemption.

      Following a Defeasance, payment of the Senior Notes defeased may not be accelerated because of an event of default under the Senior Indenture. Following a Covenant Defeasance, the payment of Senior Notes may not be accelerated by reference to the covenants from which Duke Capital has been released. A Defeasance may occur after a Covenant Defeasance.

      Under current United States federal income tax laws, a Defeasance would be treated as an exchange of the relevant Senior Notes in which holders of those Senior Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that Defeasance. Duke Capital urges investors to consult their own tax advisors as to the specific consequences of a Defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

      Under current United States federal income tax law, unless accompanied by other changes in the terms of the Senior Notes, a Covenant Defeasance should not be treated as a taxable exchange.

Concerning the Senior Indenture Trustee

      The Chase Manhattan Bank is the Senior Indenture Trustee and the Trustee under the Subordinated Indenture. Duke Capital and certain of its affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank also serves as trustee under other indentures pursuant to which securities of Duke Capital and of certain of its affiliates are outstanding.

      The Senior Indenture Trustee will perform only those duties that are specifically set forth in the Senior Indenture unless an event of default under the Senior Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Senior Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the Senior Indenture Trustee is under no obligation to exercise any of its powers under the Senior Indenture at the request of any holder of Senior Notes unless that holder offers reasonable indemnity to the Senior Indenture Trustee against the costs, expenses and liabilities which it might incur as a result.

                  DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

      Duke Capital will issue the Junior Subordinated Notes in one or more series under its Subordinated Indenture dated as of April 1, 1998 between Duke Capital and The Chase Manhattan Bank, as Trustee, as supplemented from time to time. The Subordinated Indenture is called the "Subordinated Indenture" in this Prospectus. The Trustee under the Subordinated Indenture is called the "Subordinated Indenture Trustee" in this Prospectus. The Subordinated Indenture is an exhibit to the Registration Statement.

      The Junior Subordinated Notes are unsecured obligations of Duke Capital and are junior in right of payment to "Senior Indebtedness" of Duke Capital. You may find a description of the subordination provisions of the Junior Subordinated Notes, including a description of Senior Indebtedness of Duke Capital, under the caption "Subordination."

      Duke Capital conducts its business through subsidiaries. Accordingly, its ability to meet its obligations under the Junior Subordinated Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Capital. In addition, the rights that Duke Capital and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain subsidiaries of Duke Capital have incurred substantial amounts of debt in the expansion of their businesses and Duke Capital anticipates that they will continue to do so.

      The following description of the Junior Subordinated Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Subordinated Indenture.

General

      The Subordinated Indenture does not limit the amount of Subordinated Notes, including Junior Subordinated Notes, that Duke Capital may issue under it. Duke Capital may issue Subordinated Notes, including Junior Subordinated Notes, from time to time under the Subordinated Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. The form of supplemental indenture to the Subordinated Indenture is an exhibit to the Registration Statement.

      The Junior Subordinated Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

      The Subordinated Indenture does not protect the holders of Junior Subordinated Notes if Duke Capital engages in a highly leveraged transaction.

Provisions Applicable to Particular Series

      The Prospectus Supplement for a particular series of Junior Subordinated Notes will specify the terms of that series, including, if applicable:

    . the title of the series;

    . any limit on the principal amount of the Junior Subordinated Notes of the series;

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

    . the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Capital has to change the date on which principal is payable;

    . the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

    . any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

    . whether Duke Capital may extend the interest payment periods and, if so, the terms of the extension;

    . the place or places where payments will be made, if other than the principal corporate trust office of the Subordinated Indenture Trustee;

    . any obligation that Duke Capital has to redeem the Junior Subordinated
      Notes through a sinking fund or to purchase the Junior Subordinated Notes through a purchase fund or at the option of the holder;

    . whether Duke Capital has the option to redeem the Junior Subordinated
      Notes and, if so, the terms of its redemption option;

    . whether the provisions described under the caption "Defeasance and Covenant Defeasance" will not apply to the Junior Subordinated Notes;

    . the currency in which payments will be made if other than U.S.
      dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

    . if payments may be made, at Duke Capital's election or at the holder's election, in a currency other than that in which the Junior
      Subordinated Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

    . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

    . whether the Junior Subordinated Notes will be issuable as global securities and, if so, the securities depositary;

    . any changes in the events of default or covenants with respect to the Junior Subordinated Notes;

    . any index or formula used for determining principal, premium or interest;

    . if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

    . the subordination of the Junior Subordinated Notes to any other of Duke Capital's indebtedness, including other series of Subordinated Notes; and

    . any other terms.

      The interest rate and interest and other payment dates of each series of Junior Subordinated Notes issued to a Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Preferred Securities of that Trust.

      Unless Duke Capital states otherwise in the applicable Prospectus Supplement, Duke Capital will issue the Junior Subordinated Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Junior Subordinated Notes. Duke Capital may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the Junior Subordinated Notes may be made at The Chase Manhattan Bank, 55 Water Street, New York, New York 10041.

      The Junior Subordinated Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Capital states otherwise in the applicable Prospectus Supplement.

Global Securities

      Duke Capital may issue some or all of the Junior Subordinated Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. Duke Capital will register each global security with, or on behalf of, a securities depositary identified in the applicable Prospectus Supplement. Each global certificate will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

      As long as the securities depositary or its nominee is the registered holder of a global security representing Junior Subordinated Notes, that person will be considered the sole owner and holder of the global security and the Junior Subordinated Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

    . may not have the global security or any Junior Subordinated Notes it represents registered in their names;

    . may not receive or be entitled to receive physical delivery of certificated Junior Subordinated Notes in exchange for the global security; and

    . will not be considered the owners or holders of the global security or any Junior Subordinated Notes it represents for any purposes under the Junior Subordinated Notes or the Subordinated Indenture.

      Duke Capital will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

      Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Junior Subordinated Notes is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Junior Subordinated Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

    . the securities depositary, with respect to participants' interests;
      and

    . any participant, with respect to interests the participant holds on behalf of other persons.

      Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Junior Subordinated Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

    . Duke Capital;

    . the Subordinated Indenture Trustee;

    . the Trust (if the Junior Subordinated Notes are issued to a Trust); or

    . any agent of any of the above.

Redemption

      Any provisions relating to the redemption of Junior Subordinated Notes will be set forth in the applicable Prospectus Supplement. Unless Duke Capital states otherwise in the applicable Prospectus Supplement, Duke Capital may redeem Junior Subordinated Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption.

      Duke Capital will not be required to:

    . issue, register the transfer of, or exchange any Junior Subordinated
      Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Junior Subordinated Notes of that series that have been selected for redemption; or

    . register the transfer of, or exchange any Junior Subordinated Note of that series selected for redemption except the unredeemed portion of a Junior Subordinated Note being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

      The Subordinated Indenture provides that Duke Capital may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Capital's obligations under the Subordinated Indenture and the Subordinated Notes, including the Junior Subordinated Notes, issued under it, and Duke Capital must deliver an officers' certificate and an opinion of counsel to the Subordinated Indenture Trustee that affirm compliance with all conditions in the Subordinated Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Capital under the Subordinated Indenture, and Duke Capital will be relieved of its obligations under the Subordinated Indenture and the Subordinated Notes issued under it.

Modification; Waiver

      Duke Capital may amend or modify the Subordinated Indenture with the consent of the holders of a majority of the outstanding Subordinated Notes of all series issued under it that are affected by the amendment or modification, voting as one class. The consent of the holder of each outstanding Subordinated Note affected is, however, required to:

    . change the maturity date of the principal, or any installment of principal or interest on that Subordinated Note;

    . reduce the principal amount, the interest rate or any premium payable upon redemption on that Subordinated Note;

    . reduce the amount of principal due and payable upon acceleration of maturity;

    . change the currency of payment of principal, premium or interest on that Subordinated Note;

    . impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

    . reduce the percentage in principal amount of Subordinated Notes of any series required to amend or modify the Subordinated Indenture, to waive compliance with certain restrictive provisions of the Subordinated Indenture or to waive certain defaults; or

    . with certain exceptions, modify the provisions of the Subordinated
      Indenture governing amendments of the Subordinated Indenture or governing waiver of covenants or past defaults.

In addition, Duke Capital may supplement the Subordinated Indenture to create new series of Junior Subordinated Notes and for certain other purposes, without the consent of any holders of Subordinated Notes, including Junior Subordinated Notes.

      The holders of a majority of the outstanding Junior Subordinated Notes of any series may waive, for that series, Duke Capital's compliance with certain restrictive provisions of the Subordinated Indenture under which those Junior Subordinated Notes were issued. The holders of a majority of the outstanding Subordinated Notes of all series under the Subordinated Indenture with respect to which a default has occurred and is continuing, all holders of those series voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Subordinated Note or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Subordinated Note of the series affected.

      Duke Capital may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Notes without the consent of each holder of Senior Indebtedness that the amendment would adversely affect.

Events of Default

      The following are events of default under the Subordinated Indenture with respect to any series of Junior Subordinated Notes, unless Duke Capital states otherwise in the applicable Prospectus Supplement:

    . failure to pay principal of or any premium on any Junior Subordinated
      Note of that series when due;

    . failure to pay any interest on any Junior Subordinated Note of that series, when due, that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Capital is required to make payment following any deferral of interest payments by it under the terms of Junior Subordinated Notes that permit such deferrals;

    . failure to make any sinking fund payment when required for any Junior
      Subordinated Note of that series that continues for 60 days;

    . failure to perform any covenant in the Subordinated Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Subordinated Indenture Trustee or the holders of at least 33% of the outstanding Junior Subordinated Notes of that series give Duke Capital written notice of the default; and

    . certain bankruptcy, insolvency or reorganization events with respect to Duke Capital.

In the case of the fourth event of default listed above, the Subordinated Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Junior Subordinated Notes of that series, together with the Subordinated Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Capital has initiated and is diligently pursuing corrective action.

      Additional events of default may be established for a particular series and, if established, will be described in the applicable Prospectus Supplement.

      If an event of default with respect to Junior Subordinated Notes of a series occurs and is continuing, then the Subordinated Indenture Trustee or the holders of at least 33% of the outstanding Junior Subordinated Notes of that series may declare the principal amount of all Junior Subordinated Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

    . Duke Capital has paid or deposited with the Subordinated Indenture
      Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Subordinated Indenture Trustee under the Subordinated Indenture; and

    . all events of default with respect to that series, other than the nonpayment of the principal which became due solely by virtue of the declaration, have been cured or waived.

      A holder of Preferred Securities may institute a legal proceeding directly against Duke Capital, without first instituting a legal proceeding against the Property Trustee of the Trust under which those Preferred Securities were issued or any other person or entity, for enforcement of payment to that holder of principal or interest on an equivalent amount of Junior Subordinated Notes of the related series on or after the due dates specified in those Junior Subordinated Notes.

      The Subordinated Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Junior Subordinated Notes unless those holders have offered the Subordinated Indenture Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority of the outstanding Junior Subordinated Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Subordinated Indenture Trustee or the exercise of any power of the Subordinated Indenture Trustee with respect to those Junior Subordinated Notes. The Subordinated Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Subordinated Indenture Trustee in good faith considers it in the interest of the holders to do so.

      The holder of any Junior Subordinated Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Junior Subordinated Note on its maturity date or redemption date and to enforce those payments.

      Duke Capital is required to furnish each year to the Subordinated Indenture Trustee an officers' certificate to the effect that it is not in default under the Subordinated Indenture or, if there has been a default, specifying the default and its status.

Payments; Paying Agent

      The paying agent will pay the principal of any Junior Subordinated Notes only if those Junior Subordinated Notes are surrendered to it. Unless Duke Capital states otherwise in the applicable Prospectus Supplement, the paying agent will pay interest on Junior Subordinated Notes, subject to such surrender, where applicable, at its office or, at Duke Capital's option:

    . by wire transfer to an account at a banking institution in the United
      States that is designated in writing to the Subordinated Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

    . by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Junior Subordinated Notes.

      Unless Duke Capital states otherwise in the applicable Prospectus Supplement, the Subordinated Indenture Trustee will act as paying agent for the Junior Subordinated Notes, and the principal corporate trust office of the Subordinated Indenture Trustee will be the office through which the paying agent acts. Duke Capital may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

      Any money that Duke Capital has paid to a paying agent for principal or interest on any Junior Subordinated Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Capital at its request. After repayment to Duke Capital, holders should look only to Duke Capital for those payments.

Defeasance and Covenant Defeasance

      The Subordinated Indenture provides that Duke Capital may be:

    . discharged from its obligations, with certain exceptions, with respect to any series of Junior Subordinated Notes, such a discharge being called a "Defeasance" in this Prospectus; and

    . released from its obligations under certain restrictive covenants especially established with respect to a series of Junior Subordinated Notes, such a release being called a "Covenant Defeasance" in this Prospectus.

      Duke Capital must satisfy certain conditions to effect a Defeasance or Covenant Defeasance. Those conditions include the irrevocable deposit with the Subordinated Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Junior Subordinated Notes on the maturity dates of those payments or upon redemption. Following a Defeasance, payment of the Junior Subordinated Notes defeased may not be accelerated because of an event of default under the Subordinated Indenture.

      Under current United States federal income tax laws, a Defeasance would be treated as an exchange of the relevant Junior Subordinated Notes in which holders of those Junior Subordinated Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that Defeasance. Duke Capital urges investors to consult their own tax advisors as to the specific consequences of a Defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

      Junior Subordinated Notes issued to a Trust will not be subject to Covenant Defeasance.

Subordination

      Each series of Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

    . Duke Capital makes a payment or distribution of any of its assets to creditors upon its dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

    . a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

    . the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or Duke Capital will make provision for those payments, before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes.

      "Senior Indebtedness" means, with respect to any series of Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

    . all of Duke Capital's indebtedness that is evidenced by notes, debentures, bonds or other securities Duke Capital sells for money or other obligations for money borrowed;

    . all indebtedness of others of the kinds described in the preceding category which Duke Capital has assumed or guaranteed or which Duke Capital has in effect guaranteed through an agreement to purchase, contingent or otherwise; and

    . all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

      Any such indebtedness, renewal, extension or refunding, however, will not be Senior Indebtedness if the instrument creating or evidencing it or the assumption or guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Junior Subordinated Notes. Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

      Future series of Subordinated Notes which are not Junior Subordinated Notes may rank senior to outstanding series of Junior Subordinated Notes and would constitute Senior Indebtedness with respect to those series.

      The Subordinated Indenture does not limit the amount of Senior Indebtedness that Duke Capital may issue. As of June 30, 1999, Duke Capital's Senior Indebtedness totaled approximately $1,950,000,000.

Concerning the Subordinated Indenture Trustee

      The Chase Manhattan Bank is the Subordinated Indenture Trustee and the Trustee under the Senior Indenture Trustee. Duke Capital and certain of its affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank also serves as trustee under other indentures pursuant to which securities of Duke Capital and of certain of its affiliates are outstanding.

      The Subordinated Indenture Trustee will perform only those duties that are specifically set forth in the Subordinated Indenture unless an event of default under the Subordinated Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Subordinated Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the Subordinated Indenture Trustee is under no obligation to exercise any of its powers under the Subordinated Indenture at the request of any holder of Junior Subordinated Notes unless that holder offers reasonable indemnity to the Subordinated Indenture Trustee against the costs, expenses and liabilities which it might incur as a result.

                    DESCRIPTION OF THE PREFERRED SECURITIES

      Each Trust may issue only one series of Preferred Securities. The Trust Agreement of each Trust will authorize the Administrative Trustees to issue the Preferred Securities of that Trust on behalf of that Trust. For additional information you should refer to the applicable Trust Agreement. The form of Trust Agreement is an exhibit to the Registration Statement.

      You should refer to the applicable Prospectus Supplement for the terms of any series of Preferred Securities, including:

    . the title of the series;

    . the number of Preferred Securities of the series;

    . the yearly distribution rate, or the method of determining that rate, and the date or dates on which distributions will be payable;

    . the date or dates, or method of determining the date or dates, from which distributions will be cumulative;

    . the amount that will be paid out of the assets of the Trust to the holders of the Preferred Securities upon the voluntary or involuntary dissolution, winding-up or termination of the Trust;

    . any obligation that the Trust has to purchase or redeem the Preferred
      Securities, and the price at which, the period within which, and the terms and conditions upon which the Trust will purchase or redeem them;

    . any voting rights of the Preferred Securities that are in addition to those legally required, including any right that the holders of the Preferred Securities have to approve certain actions under or amendments to the Trust Agreement;

    . any right that the Trust has to defer distributions on the Preferred
      Securities in the event the interest payment period on the related Junior Subordinated Notes is extended; and

    . any other rights, preferences, privileges, limitations or restrictions upon the Preferred Securities of the series.

      Duke Capital will guarantee each series of Preferred Securities to the extent described below under the caption "Description of the Guarantees."

      The applicable Prospectus Supplement will describe any material United States federal income tax considerations that apply to the Preferred Securities.

                         DESCRIPTION OF THE GUARANTEES

      Duke Capital will execute the Guarantees from time to time for the benefit of the holders of the Preferred Securities of the respective Trusts. The Chase Manhattan Bank will act as Guarantee Trustee under each Guarantee. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the Preferred Securities to which it relates.

      The following description of the Guarantees is only a summary and is not intended to be comprehensive. The form of Guarantee is an exhibit to the Registration Statement.

General

      Duke Capital will irrevocably and unconditionally agree under each Guarantee to pay the Guarantee Payments that are defined below, to the extent specified in that Guarantee, to the holders of the Preferred Securities to which the Guarantee relates, to the extent that the Guarantee Payments are not paid by or on behalf of the related Trust. Duke Capital is required to pay the Guarantee Payments to the extent specified in the relevant Guarantee regardless of any defense, right of set-off or counterclaim that Duke Capital may have or may assert against any person.

      The following payments and distributions on the Preferred Securities of a Trust are Guarantee Payments:

    . any accrued and unpaid distributions required to be paid on the Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

    . the redemption price for any Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

    . upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Notes to the holders of Trust Securities of the Trust or the redemption of all the Preferred Securities of the Trust, the lesser of:

           . the sum of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

           . the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities of the Trust in liquidation of the Trust.

      Duke Capital may satisfy its obligation to make a Guarantee Payment by making that payment directly to the holders of the related Preferred Securities or by causing the Trust to make the payment to those holders.

      Each Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the related Preferred Securities from the time of issuance of those Preferred Securities, except that the Guarantee will only apply to the payment of distributions and other payments on the Preferred Securities when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

      If Duke Capital does not make the required payments on the Junior Subordinated Notes that the Property Trustee holds under a Trust, that Trust will not make the related payments on its Preferred Securities.

Subordination

      Duke Capital's obligations under each Guarantee will be unsecured obligations of Duke Capital. Those obligations will rank:

    . subordinate and junior in right of payment to all of Duke Capital's other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

    . equal in priority with the most senior preferred stock that Duke
      Capital may issue and similar guarantees; and

    . senior to Duke Capital's common stock.

      Duke Capital has no preferred stock outstanding that will rank equal in priority with the Guarantees. Duke Capital has common stock outstanding that will rank junior to the Guarantees.

      Each Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against Duke Capital, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity.

      The terms of the Preferred Securities will provide that each holder of the Preferred Securities, by accepting those Preferred Securities, agrees to the subordination provisions and other terms of the related Guarantee.

Amendments and Assignment

      Duke Capital may amend each Guarantee without the consent of any holder of the Preferred Securities to which that Guarantee relates if the amendment does not materially and adversely affect the rights of those holders. Duke Capital may otherwise amend each Guarantee with the approval of the holders of at least 66 2/3% of the outstanding Preferred Securities to which that Guarantee relates.

Termination

      Each Guarantee will terminate and be of no further effect when:

    . the redemption price of the Preferred Securities to which the Guarantee relates is fully paid;

    . Duke Capital distributes the related Junior Subordinated Notes to the holders of those Preferred Securities; or

    . the amounts payable upon liquidation of the related Trust are fully paid.

      Each Guarantee will remain in effect or will be reinstated if at any time any holder of the related Preferred Securities must restore payment of any sums paid to that holder with respect to those Preferred Securities or under that Guarantee.

Events of Default

      An event of default will occur under any Guarantee if Duke Capital fails to perform any of its payment obligations under that Guarantee. The holders of a majority of the Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Preferred Securities of that series. The Guarantee Trustee is obligated to enforce the Guarantee for the benefit of the holders of the Preferred Securities of a series if an event of default occurs under the related Guarantee.

      The holders of a majority of the Preferred Securities to which a Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to that Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under that Guarantee. Any holder of the related Preferred Securities may institute a legal proceeding directly against Duke Capital to enforce that holder's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity.

Concerning the Guarantee Trustee

      The Chase Manhattan Bank is the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. Duke Capital and certain of its affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank also serves as trustee under other indentures pursuant to which securities of Duke Capital and certain of its affiliates are outstanding.

      The Guarantee Trustee will perform only those duties that are specifically set forth in each Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under any Guarantee at the request of any holder of the related Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result.

Agreements as to Expenses and Liabilities

      Duke Capital will enter into an Agreement as to Expenses and Liabilities under each Trust Agreement. Each Agreement as to Expenses and Liabilities will provide that Duke Capital will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the related Trust to each person or entity to whom that Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay to the holders of the related Preferred Securities or other similar interests in that Trust the amounts due to the holders under the terms of those Preferred Securities or those similar interests.

                              ACCOUNTING TREATMENT

      Each Trust will be treated as a subsidiary of Duke Capital for financial reporting purposes. Accordingly, Duke Capital's consolidated financial statements will include the accounts of each Trust. The Preferred Securities, along with other trust preferred securities that Duke Capital guarantees on an equivalent basis, will be presented as a separate line item in Duke Capital's consolidated balance sheets, entitled "Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Capital Corporation." Duke Capital will record distributions that each Trust pays on the Preferred Securities as an expense in its consolidated statement of income.

                              PLAN OF DISTRIBUTION

      The Senior Notes, the Junior Subordinated Notes and the Preferred Securities may be sold in any of three ways:

    . through underwriters or dealers;

    . directly to a limited number of institutional purchasers or to a single purchaser; or

    . through agents.

      The applicable Prospectus Supplement will describe the terms under which the Senior Notes, the Junior Subordinated Notes or the Preferred Securities are offered, including:

    . the names of any underwriters, dealers or agents;

    . the purchase price and the net proceeds from the sale;

    . any underwriting discounts and other items constituting underwriters' compensation;

    . any initial public offering price; and

    . any discounts or concessions allowed, re-allowed or paid to dealers.

      Any underwriters or dealers may from time to time change any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

      If underwriters participate in the sale of the Senior Notes, the Junior Subordinated Notes or the Preferred Securities, those underwriters will acquire the Senior Notes, Junior Subordinated Notes or Preferred Securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale.

      Unless Duke Capital states otherwise in the applicable Prospectus Supplement, the obligations of any underwriter to purchase the Senior Notes, the Junior Subordinated Notes or the Preferred Securities will be subject to conditions, and the underwriter will be obligated to purchase all the Senior Notes, Junior Subordinated Notes or Preferred Securities offered, except that in some cases involving a default by an underwriter, less than all of the Senior Notes, Junior Subordinated Notes or Preferred Securities offered may be purchased. If the Senior Notes, the Junior Subordinated Notes or the Preferred Securities are sold through an agent, the applicable Prospectus Supplement will state the name and any commission that may be paid to the agent. Unless Duke Capital states otherwise in the Prospectus Supplement, that agent will be acting on a best-efforts basis for the period of its appointment.

      Agents and underwriters may be entitled to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, under agreements entered into with the applicable Trust and Duke Capital.

      Underwriters and their affiliates may engage in transactions with, and, from time to time, perform services for, the Trusts and Duke Capital or their affiliates in the ordinary course of their business.

      The Senior Notes, the Junior Subordinated Notes and the Preferred Securities may or may not be listed on a national securities exchange.

                                    EXPERTS

      Duke Capital's consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, except PanEnergy and subsidiaries as of and for the period ended December 31, 1996, included in Duke Capital's annual report on Form 10-K for the year ended December 31, 1998, which are incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference in this Prospectus. The financial statements of PanEnergy and subsidiaries (consolidated with Duke Capital's financial statements) as of and for the year ended December 31, 1996 have been audited by KPMG LLP, independent certified public accountants, as stated in their report incorporated by reference in this Prospectus. Those financial statements are incorporated in this Prospectus in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES

      Richards, Layton & Finger, P.A., special Delaware counsel to Duke Capital and the Trusts, will issue opinions about the validity of the Preferred Securities under Delaware law on behalf of Duke Capital and the Trusts. Dewey Ballantine LLP will issue opinions about the validity of the Senior Notes, the Junior Subordinated Notes and the Guarantees and certain related matters on behalf of Duke Capital. Counsel named in the applicable Prospectus Supplement will issue opinions about the validity of the Senior Notes, the Junior Subordinated Notes and the Guarantees on behalf of any underwriters, dealers or agents.

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ____________

                                   FORM 10-K

(Mark One)
[X] Annual Report Pursuant to Section 13 or 15(D) of the Securities Exchange Act OF 1934
     For the fiscal year ended December 31, 1998 or

[_] Transition Report Pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934
     For the transition period from __________ to _________
Commission File Number 0-23977


                           DUKE CAPITAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

             Delaware                                    51-0282142
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
 of incorporation or organization)

526 South Church Street, Charlotte, North Carolina       28202-1904
   (Address of Principal Executive Offices)              (Zip Code)

                                 704-594-6200
             (Registrant's telephone number, including area code)

          Securities registered pursuant to Section 12(B) of the Act:

                                                  Name of each exchange
       Title of each class                         on which registered
       -------------------                        ---------------------

7 3/8% Quarterly Income Preferred                New York Stock Exchange, Inc.
Securities issued by Duke Capital
Financing Trust I and guaranteed
by Duke Capital Corporation

7 3/8% Trust Originated Preferred                New York Stock Exchange, Inc.
Securities issued by Duke Capital
Financing Trust II and guaranteed
by Duke Capital Corporation

          Securities registered pursuant to Section 12(G) of the Act:

                                Title of class
                                --------------

                        Common Stock, without par value


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for
the past 90 days. Yes X   No ___
                     ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The Registrant meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K and is therefore filing this Form 10-K with the reduced disclosure format. Items 4, 10, 11, 12 and 13 have been omitted in accordance with Instruction I(2)(c).

All of the Registrant's common shares are directly owned by Duke Energy Corporation (File No. 1-4928), which files reports and proxy material pursuant to the Securities Exchange Act of 1934, as amended.

Estimated aggregate market value of the voting stock held by nonaffiliates of the registrant at February 26, 1999......................................None

Number of shares of Common Stock, without par value, outstanding at
February 26, 1999.......................................................1,010

================================================================================

                           DUKE CAPITAL CORPORATION
                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998
                               TABLE OF CONTENTS

Item                                                                                      Page
----                                                                                      ----
                                    PART I.
1.  Business..............................................................................    1
      General.............................................................................    1
      Natural Gas Transmission............................................................    2
      Field Services......................................................................    5
      Trading and Marketing...............................................................    7
      Global Asset Development............................................................    8
      Other Energy Services...............................................................   10
      Real Estate Operations..............................................................   10
      Environmental Matters...............................................................   10
      Foreign Operations and Export Sales ................................................   11
      Employees and Management............................................................   11
      Operating Statistics................................................................   12

2.  Properties............................................................................   12

3.  Legal Proceedings.....................................................................   13

                                   PART II.

5.  Market for Registrant's Common Equity and Related Stockholder Matters.................   14

6.  Selected Financial Data...............................................................   14

7.  Management's Discussion and Analysis of Results of Operations and Financial Condition..  14

7A. Quantitative and Qualitative Disclosures About Market Risk.............................  25

8.  Financial Statements and Supplementary Data............................................  26

9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...  54

                                   PART IV.

14.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K......................  54
     Signatures............................................................................  56

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, the Company may make statements regarding its assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. The Company cautions that assumptions, projections, expectations, intentions or beliefs about future events may and often do vary from actual results, and the differences between assumptions, projections, expectations, intentions or beliefs and actual results can be material. Accordingly, there can be no assurance that the actual results will not differ materially from those expressed or implied by the forward-looking statements. For a discussion of some factors that could cause actual achievements and events to differ materially from those expressed or implied in such forward-looking statements, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Current Issues -- Forward-Looking Statements."

                                 PART I.
Item 1. Business.

GENERAL

     Duke Capital Corporation (collectively with its subsidiaries, the "Company") is a wholly owned subsidiary of Duke Energy Corporation (Duke Energy) and serves as the parent for certain of Duke Energy's non-utility and other operations. The Company provides financing and credit enhancement services for its subsidiaries and conducts its operations through six business segments:

     . Natural Gas Transmission

     . Field Services

     . Trading and Marketing

     . Global Asset Development

     . Other Energy Services

     . Real Estate Operations

     These segments were defined as a result of the Company adopting Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     Natural Gas Transmission, through its Northeast Pipelines, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states. Until the expected sale of the Midwest Pipelines in early 1999, Natural Gas Transmission also provides interstate transportation and storage services in the Midwest states. See further discussion of the proposed sale of the Midwest Pipelines in Note 11 to the Consolidated Financial Statements, "Commitments and Contingencies." The interstate, natural gas transmission and storage operations are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC).

     Field Services gathers, processes, transports and markets natural gas and produces and markets natural gas liquids (NGL). Field Services operates gathering systems in ten states that serve major gas-producing regions in the Rocky Mountain, Permian Basin, Mid-Continent and Gulf Coast areas.

     Trading and Marketing markets natural gas, electricity and other energy-related products across North America. The Company owns a 60% interest in Trading and Marketing's operations, with Mobil Corporation owning a 40% minority interest.

     Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy Power Services, LLC (Duke Energy Power Services) and Duke Energy International, LLC (Duke Energy International).

     Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc. (Duke Engineering & Services), Duke/Fluor Daniel and DukeSolutions, Inc. (DukeSolutions).

     Real Estate Operations conducts its business through Crescent Resources, Inc., which develops high quality commercial and residential real estate projects and manages forest holdings in the southeastern United States.

     On June 18, 1997, Duke Energy completed a stock-for-stock merger with PanEnergy Corp (PanEnergy). Subsequently Duke Energy contributed the common stock of PanEnergy to the Company. The combination of the Company and PanEnergy was accounted for similar to a pooling of interests; therefore, the Consolidated Financial Statements and other financial information included in this annual report for periods prior to the combination include the combined historical financial results of the Company and PanEnergy. (See Note 2 to the Consolidated Financial Statements, "Business Combinations.")

     Certain terms used to describe the Company's business are explained below.

British Thermal Unit (Btu). A standard unit for measuring thermal energy or heat commonly used as a gauge for the energy content of natural gas and other fuels.

Brownfield Development. The development of a new power generating facility on a site with existing industrial assets, typically power generating assets.

Cogeneration Facility. A facility that produces electric energy and useful thermal energy for industrial, commercial, heating or cooling purposes.

Combined Cycle. The combination of one or more gas turbines and steam turbines in an electric generation plant. An electric generating technology in which electricity is produced from otherwise lost waste heat exiting from one or more gas turbines.

Cubic Foot (cf). The most common unit of measurement of gas volume; the amount of natural gas required to fill a volume of one cubic foot under stated conditions of temperature, pressure and water vapor.

Federal Energy Regulatory Commission (FERC). The agency that regulates the transportation of electricity and natural gas in interstate commerce and authorizes the buying and selling of energy commodities at market-based rates.

Gathering System. Pipeline, processing and related facilities that access production and other sources of natural gas supplies for delivery to mainline transmission systems.

Generation. The process of transforming other forms of energy, such as nuclear or fossil fuels, into electricity. Also, the amount of electric energy produced, expressed in megawatt-hours.

Greenfield Development. The development of a new power generating facility.

Independent System Operator (ISO). Ensures non-discriminatory access to a regional transmission system, providing all customers access to the power exchange and clearing all bilateral contract requests for use of the electric transmission system. Also responsible for maintaining bulk electric system reliability.

Jurisdictional. Facilities and activities subject to the primary regulatory oversight of FERC or state regulatory agencies.

Liquefied Natural Gas (LNG). Natural gas that has been converted to a liquid by cooling it to -260 degrees Fahrenheit.

Merchant Plant. A power plant that sells directly to wholesale customers without its output necessarily being committed to long-term power sales agreements.

Natural Gas. A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum. The principal constituent is methane.

Natural Gas Liquids (NGLs). Liquid hydrocarbons extracted during the processing of natural gas. Principal commercial NGLs include butanes, propane, natural gasoline and ethane.

Natural Gas/Power Marketer. An entity which buys and sells a commodity or commodities at either fixed or index prices. More sophisticated trader/marketing entities also provide comprehensive energy management services, such as capacity, supply, storage and price risk management.

Throughput. The amount of natural gas transported through a pipeline system.

Transmission System (Natural Gas). An interconnected group of natural gas pipelines and associated facilities for transporting natural gas in bulk between points of supply and delivery points to industrial customers, local distribution companies, or for delivery to other natural gas transmission systems.

     A discussion of the current business and operations of each of the Company's segments follows. The Northeast Pipelines are an essential part of Natural Gas Transmission's strategy to advance projects that provide expanded services to meet the specific needs of customers. The proposed sale of the Midwest Pipelines allows Natural Gas Transmission to focus on regions, such as the northeastern U.S., with increasing demand for gas. The Company plans to significantly grow several of its other business segments: Field Services, Trading and Marketing, Global Asset Development and Other Energy Services. For further discussion of the operating outlook of the Company and its segments, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Current Issues -- Operations Outlook." For financial information concerning the Company's business segments, see Note 3 to the Consolidated Financial Statements, "Business Segments."

     The Company is a Delaware corporation with its principal executive offices located at 526 South Church Street, Charlotte, NC 28202-1904. The telephone number is 704-594-6200.

NATURAL GAS TRANSMISSION

     Natural Gas Transmission consists of the Northeast Pipelines, which includes Texas Eastern Transmission Corporation (TETCO) and Algonquin Gas Transmission Company (Algonquin), and the Midwest Pipelines, which includes Panhandle

Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline). PEPL and Trunkline, along with additional storage related to those systems, are expected to be sold to CMS Energy Corporation in early 1999. See further discussion of the sale in "Management's Discussion and Analysis of Results of Operations and Financial Condition, Liquidity and Capital Resources."

     For 1998, consolidated natural gas deliveries by Natural Gas Transmission's interstate pipelines totaled 2,593 TBtu (Trillion British thermal units), compared to 2,862 TBtu in 1997, which represented approximately 12% of the natural gas consumed in the United States. The Northeast Pipelines and the Midwest Pipelines natural gas deliveries were 1,459 TBtu and 1,141 TBtu, respectively, in 1998, with 7 TBtu of intercompany transportation. A substantial majority of the delivered volumes of Natural Gas Transmission's interstate pipelines represents gas transported under long-term firm service agreements with local distribution company (LDC) customers in the pipelines' market areas. Firm transportation services are also provided under contract to gas marketers, producers, other pipelines, electric power generators and a variety of end-users. In addition, the pipelines provide both firm and interruptible transportation to customers on a short-term or seasonal basis. See natural gas deliveries statistics under "Business, Operating Statistics." Demand for gas transmission of Natural Gas Transmission's interstate pipeline systems is seasonal, with the highest throughput occurring during the colder periods in the first and fourth quarters.

     In 1998, Natural Gas Transmission's fully interconnected interstate pipeline system consisted of approximately 20,700 miles and received natural gas from most major North American producing regions for delivery to markets throughout the Northeast and Midwest states. The proposed sale of the Midwest Pipelines would result in a reduction of approximately 10,400 miles in the Company's interstate pipeline systems.


           [MAP OF UNITED STATES ILLUSTRATING NATURAL GAS TRANSMISSION'S
                    INTERSTATE PIPELINES AND STORAGE AREAS]

Northeast Pipelines

     TETCO's major customers are located in Pennsylvania, New Jersey and New York, and include LDCs serving the Pittsburgh, Philadelphia, Newark and New York City metropolitan areas. Algonquin's major customers include LDCs and electric power generators located in the Boston, Hartford, New Haven, Providence and Cape Cod areas.

     TETCO also provides firm and interruptible open-access storage services. Storage is offered as a stand-alone unbundled service or as part of a no-notice bundled service. TETCO's storage services utilize two joint venture storage facilities in Pennsylvania and one wholly owned and operated storage field in Maryland. TETCO0 also leases storage capacity. TETCO's certificated working capacity in these three fields is 70 Billion cubic feet (Bcf), and the combined working gas in storage was 61 Bcf on December 31, 1998. Algonquin owns no storage fields.

     Investments include a 37.5% ownership interest in Maritimes & Northeast Pipeline and a 9.8% ownership interest in Alliance Pipeline. Maritimes & Northeast pipelines is expected to be completed in late 1999 and will deliver natural gas to markets in the Canadian Maritimes provinces and the northeastern United States from a supply basin offshore Nova Scotia. The 1,900 mile Alliance Pipeline project will deliver Canadian gas from Fort St. John, British Columbia into the Chicago area by mid- to late 2000.

Midwest Pipelines

     PEPL's major customers include 20 utilities located in the Midwest market area that encompasses large portions of Michigan, Ohio, Indiana, Illinois and Missouri. Trunkline's major customers include eight utilities located in portions of Tennessee, Missouri, Illinois, Indiana and Michigan.

     PEPL also owns and operates three underground storage fields located in Illinois, Michigan and Oklahoma with working gas capacity of 31 Bcf. PEPL has received FERC approval to transfer these storage fields to its subsidiary, Pan Gas Storage Company (Pan Gas) and has filed for an effective transfer date of April 1, 1999. Pan Gas is also the owner and operator of a 26 Bcf storage field in Kansas. Trunkline owns and operates one 13 Bcf storage field in Louisiana. Since the implementation of Order 636, each of PEPL, Trunkline and Pan Gas provide firm and interruptible storage on an open-access basis. In addition to owning and operating storage fields, PEPL also leases storage capacity. PEPL and Trunkline have retained the right to use up to 15 Bcf and 10 Bcf, respectively, of their storage capacity for system needs. See further discussion of Order 636 in "Business, Natural Gas Transmission -- Regulation."

     For a discussion of the proposed sale of the Midwest pipelines, see Note 11 1 to the Consolidated Financial Statements, "Commitments and Contingencies -- Other Commitments and Contingencies."

Competition

     The Company's interstate pipeline subsidiaries compete with other interstate and intrastate pipeline companies in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service, and flexibility and reliability of service.

     In the Mid-Atlantic and New England markets, TETCO competes directly with Transcontinental Gas Pipe Line Corporation, Tennessee Gas Pipeline Company
(TGPC), Iroquois Gas Transmission System (Iroquois), CNG Transmission Corporation and Columbia Gas Transmission Corporation. Algonquin competes directly in certain market areas with TGPC and Iroquois. PEPL and Trunkline compete directly with ANR Pipeline Company, Natural Gas Pipeline Company of America and Texas Gas Transmission Corporation in the Midwest market area.

     Natural gas competes with other forms of energy available to the Company's customers and end-users, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy, the level of business activity, conservation, legislation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in the areas served by the Company.

Regulation

     The FERC has authority to regulate rates and charges for natural gas transported in or stored for interstate commerce or sold by a natural gas company in interstate commerce for resale. The FERC also has authority over the construction and operation of pipeline and related facilities utilized in the transportation and sale of natural gas in interstate commerce, including the extension, enlargement or abandonment of such facilities. TETCO, Algonquin, PEPL, Trunkline and Pan Gas hold certificates of public convenience and necessity issued by the FERC, authorizing them to construct and operate the pipelines, facilities and properties now in operation for which such certificates are required, and to transport and store natural gas in interstate commerce. For further discussion of regulatory matters, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Liquidity and Capital Resources -- Operating Cash Flows" and Note 4 to the Consolidated Financial Statements, "Regulatory Matters -- Natural Gas Transmission."

     Natural Gas Transmission's pipelines operate as open-access transporters of natural gas. In 1992, the FERC issued Order 636, which requires open-access pipelines to provide firm and interruptible transportation services on an equal basis for all gas supplies, whether purchased from the pipeline or from another gas supplier. To implement this requirement, Order 636 provided, among other things, for mandatory unbundling of services that historically had been provided by pipelines into separate open-access transportation, sales and storage services. Order 636 allows pipelines to recover eligible costs, known as "transition costs," resulting from the implementation of Order 636. For further discussion of Order 636, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters -- Natural Gas Transmission."

     Natural Gas Transmission is subject to the jurisdiction of the EPA and state environmental agencies. For a discussion of environmental regulation, see "Business, Environmental Matters." Natural Gas Transmission is also subject to the Natural Gas Pipeline Safety Act of 1968, which regulates gas pipeline and LNG plant safety requirements, and to the Hazardous Liquid Pipeline Safety Act of 1979, which regulates oil and petroleum pipelines.

FIELD SERVICES

     Field Services gathers, processes, transports and markets natural gas and produces and markets NGLs. Field Services owns and operates approximately 20,000 miles of natural gas gathering systems, including intrastate pipelines, and 32 natural gas processing plants in the United States. Field Services also has ownership interests in 12 other natural gas processing plants in the United States.

     Field Services gathers natural gas from production wellheads through gathering systems located in ten states that serve major gas-producing regions in the Rocky Mountain, Permian Basin, Mid-Continent and Gulf Coast (offshore and onshore) areas. Field Services' gathering operations also include several intrastate pipeline systems and two natural gas storage facilities.

     The map below includes Field Services' natural gas gathering systems, including intrastate pipelines, offices and supply areas. The map also includes the intrastate systems of the Natural Gas Transmission segment.

                [MAP ILLUSTRATING FIELD SERVICES' GATHERING AND
                 PROCESSING FACILITIES, OFFICES & SUPPLY AREAS]

     Field Services' NGL processing operations involve the extraction of NGLs from natural gas and, at certain facilities, the fractionation of the NGLs into their individual components (ethane, propane, butane and natural gasoline). The natural gas used in Field Services' processing operations is generally gathered on its own gathering system or from the natural gas stream on the Company's transmission system. NGLs are sold by Field Services to a variety of customers ranging from large, multi-national petrochemical and refining companies to small, family-owned retail propane distributors. NGL sales are based upon current market-related prices. Field Services also produces helium at the National Helium Corporation facility in Liberal, Kansas.

     Field Services' operating results are significantly impacted by changes in NGL prices, which declined approximately 25.7% in 1998 compared to 1997. See "Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk" for a discussion of Field Services' exposure to changes in commodity prices.

     In 1998, Field Services sold assets related to its crude oil gathering and marketing business, including 1,800 miles of intrastate crude oil pipelines in the Mid-Continent and South Texas areas and 450 miles of intrastate NGL pipelines in the

Texas Gulf Coast area, to TEPPCO Partners, L.P. (TEPPCO) in exchange for an additional ownership interest in TEPPCO. As a result of the sale, the Company now has a 2% general partner interest and a 19.1% limited partner interest in TEPPCO, a publicly owned master limited partnership that transports refined products and liquefied petroleum gases through a 4,300 mile pipeline system.

     Field Services expects to complete the $1.35 billion acquisition of the natural gas gathering, processing, fractionation and NGL pipeline business of Union Pacific Resources (UPR), including its natural gas and NGL marketing activities, on or about March 31, 1999. This acquisition will add approximately 7,200 miles of pipeline to the Company's existing gathering systems and increase the number of processing plants that the Company operates and/or has ownership interests in. Under the purchase agreement, much of UPR's U.S. production will be gathered and processed by the Company for a minimum of ten years. UPR will also dedicate for five years most of its natural gas and NGL production to the Company to market.

     See certain operating statistics of Field Services under "Business, Operating Statistics." Activities of Field Services can fluctuate in response to the seasonality affecting natural gas.

Competition

     Field Services competes with major integrated oil companies, major interstate pipelines, national and local natural gas gatherers, brokers, marketers and distributors for natural gas supplies, in gathering and processing natural gas and in marketing and transporting natural gas and NGLs. Competition for natural gas supplies is primarily based on efficiency, reliability, availability of transportation and the ability to obtain a satisfactory price for the producer's natural gas. Competition for customers is based primarily upon reliability and price of delivered natural gas and NGLs.

Regulation

     The intrastate pipelines owned by the Field Services group are subject to state regulation and, to the extent they provide services under Section 311 of the Natural Gas Policy Act of 1978 (NGPA), are also subject to FERC regulation. The natural gas gathering activities of the Field Services group are generally not subject to regulation by the FERC, but are subject to state regulation.

     Field Services is subject to the jurisdiction of the EPA and state environmental agencies. For a discussion of environmental regulation, see "Business, Environmental Matters." Certain operations of Field Services are subject to the jurisdiction of the Department of Transportation and certain similar state agencies whose regulations have incorporated certain provisions of the Natural Gas Pipeline Safety Act of 1968, the Hazardous Liquid Pipeline Safety Act of 1979, and subsequent amendments.

TRADING AND MARKETING

     Trading and Marketing markets natural gas, electricity and other energy-related products across North America. The Company owns a 60% interest in Trading and Marketing's operations, with Mobil Corporation (Mobil) owning a 40% minority interest.

     Trading and Marketing was formed in August 1996 as a natural gas and power marketing joint venture with Mobil. Operations were expanded in June 1997 when a wholly owned subsidiary of the Company acquired from affiliates of Louis Dreyfus Corp. the remaining 50% ownership interest in Duke/Louis Dreyfus, L.L.C. (D/LD), which the Company did not already own.

     Trading and Marketing markets natural gas primarily to local distribution companies, electric power generators, including Global Asset Development's generation facilities, municipalities, industrial end-users and energy marketing companies. Trading and Marketing markets electricity to investor owned utilities, municipal power generators and other power marketers. Operations are primarily in the United States and, to a lesser extent, in Canada, and are serviced through 16 offices or operating centers.

     Natural gas marketing operations encompass both on-system and off-system sales. With respect to on-system sales, Trading and Marketing generally purchases natural gas from Field Services' facilities and delivers the gas to an intrastate or interstate pipeline for redelivery to another customer. Natural Gas Transmission's pipelines are utilized for deliveries when prudent. With respect to off-system sales, Trading and Marketing purchases natural gas from producers, pipelines and other suppliers not connected with the Company's facilities for resale to customers. Substantially all of Mobil's United States and Canadian natural gas production is committed to be marketed through Trading and Marketing through 2006.

     With respect to electricity marketing operations, Trading and Marketing purchases electricity from third-party suppliers and from Global Asset Development's generation facilities in California and Connecticut for resale to customers.

     Trading and Marketing has a portfolio of short-term and long-term sales agreements with customers, the vast majority of which incorporate market-sensitive pricing terms. Long-term gas purchase agreements with producers, principally entered into in connection with on-system sales, also generally include market-sensitive pricing provisions. Purchases and sales of off-system gas and electricity supply are normally made under short-term contracts. Purchase and sales commitments involving significant price and location risk are generally hedged with commodity futures, swaps and options. For information concerning Trading and Marketing's risk-management activities, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk -- Commodity Price Risk" and Note 7 to the Consolidated Financial Statements, "Risk Management and Financial Instruments -- Commodity Instruments -- Trading."

     Trading and Marketing also provides energy management services, such as supply and market aggregation, peaking services, dispatching, balancing, transportation, storage, tolling, contract negotiation and administration, as well as energy commodity risk management products and services.

     See certain operating statistics of Trading and Marketing under "Business, Operating Statistics." Activities of Trading and Marketing can fluctuate in response to the seasonality affecting both electricity and natural gas.

Competition

     Trading and Marketing competes with major integrated oil companies, major interstate pipelines and their marketing affiliates, brokers, marketers and distributors and electric utilities and other electric power marketers for natural gas supplies and in marketing natural gas, electricity and other energy commodities. Competition in the energy marketing business is driven by the price of commodities and services delivered, along with the quality and reliability of services provided.

Regulation

     The energy marketing activities of Trading and Marketing may, in certain circumstances, be subject to the jurisdiction of the FERC. Current FERC policies permit Trading and Marketing entities subject to FERC jurisdiction to market natural gas and electricity at market-based rates.

GLOBAL ASSET DEVELOPMENT

     Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy Power Services and Duke Energy International.

     Deregulation of energy markets in the United States and abroad is providing substantial opportunities for Global Asset Development to capitalize on its broad capabilities. Global Asset Development is an active participant in competitive power markets worldwide. Global Asset Development owns and operates approximately 4,100 megawatts of generation, including projects under construction, and has ownership interests in approximately 3,800 megawatts of generation, including projects under construction. Global Asset Development also owns and operates approximately 900 miles of pipeline systems in Australia, including projects planned for construction, and has ownership interests in approximately 1,000 miles of pipeline systems, including projects under construction.

Duke Energy Power Services

     Duke Energy Power Services develops, owns and operates largely unregulated electric generation projects across the United States. Duke Energy Power Services focuses on acquisitions of existing energy production facilities, greenfield and brownfield development opportunities and operating energy assets throughout North America.

     In 1998, Duke Energy Power Services completed the purchase of three electric generating plants in California from Pacific Gas & Electric Company (PG&E). Two of these electric generating plants sell electricity under the terms of Reliability Must Run Agreements with the California Independent System Operator, which purchases electricity at FERC regulated rates. The plants have a combined net operating capacity of 2,645 megawatts. Pursuant to California's electric restructuring law, Duke Energy Power Services entered into a contract with PG&E to operate and maintain the facilities for two years following the sale. Energy and capacity from the plants is being sold into the California power exchange and under separate contracts.

     Other investments include a 32.5% indirect ownership interest in American Ref-Fuel Company, which owns five waste-to-energy facilities in New York, New Jersey, Massachusetts and Connecticut. Such facilities process about four million tons of municipal solid waste per year and have an aggregate generating capacity of 286 megawatts.

     Projects under construction include: the second phase of the Bridgeport Energy Project, a 520-megawatt combined cycle natural gas-fired merchant generation plant in Connecticut; the Maine Independence Station, a 520-megawatt combined cycle natural gas-fired merchant generation plant in Maine which is scheduled to begin producing power in the summer of 2000; and the Hidalgo project, a 510-megawatt power plant to be built in south Texas, which is targeted to begin producing power in mid-2000.

     In January 1999, Duke Energy Power Services agreed to a ten-year lease with the Port of San Diego to operate and eventually replace the 706-megawatt South Bay Power plant. The Port of San Diego will acquire this facility from San Diego Gas & Electric Company. Duke Energy Power Services expects to close on the lease valued at over $110 million by mid-1999. This plant's capacity is excluded from the generation amounts previously discussed above.

Duke Energy International

     Duke Energy International develops, owns and operates energy projects worldwide. Projects involve natural gas exploration, production, processing, transportation and supply. Additionally, projects include generation, delivery and marketing of electric power and thermal energy. Duke Energy International's regional target areas are Asia Pacific, South America and Europe.

     In 1998, Duke Energy International completed the purchase of the Queensland Pipeline, a 389-mile pipeline in southeast Queensland, Australia. Additional opportunities in Australia include the purchase of the rights to develop and operate the 500-mile Eastern Gas Pipeline project in eastern Australia. Construction of this pipeline project is scheduled to begin in July 1999 and completion is expected by mid-2000. Also, Duke Energy International purchased power generation and transmission assets in western Australia and New Zealand, including an ownership interest in a pipeline in western Australia. This acquisition also includes a development proposal for a cogeneration plant and a portfolio of international and Australian-based projects. This transaction closed on January 22, 1999.

     Duke Energy International's investments include a 25% indirect ownership interest in National Methanol Company, which owns and operates a methanol and MTBE (methyl tertiary butyl ether) plant in Saudi Arabia, and a 42.86% indirect ownership interest in PT Puncakjaya, a 389-megawatt power generation facility in Indonesia. Investments in South America include, among others: a 9.76% indirect ownership interest in Hidroelectrica Piedra del Aguila S.A., a 1,400-megawatt hydroelectric generating facility in Argentina; a 51.5% indirect ownership interest in Electroquil, S.A., a 168-megawatt diesel-fired generating facility in Ecuador; a 24% indirect ownership interest in Sociedad Electrica de Santiago S.A., a 370-megawatt gas-fired generating facility in Chile; a 21.9% indirect ownership interest in Aguaytia Energy LLC, an integrated natural gas and power project in Peru; and a 99% indirect ownership interest in PanEnergy Exploration and Production (Peru) Ltd. Duke Energy International also operates two liquefied natural gas (LNG) ships which have been chartered to Nigeria LNG Limited for
22.5 years starting in 1999.

     In February 1999, the Company, through its wholly owned subsidiary Duke Energy International, L.L.C., commenced a concurrent cash tender offer in Chilean pesos in Chile and the United States for 51% of the outstanding shares of Empresa Nacional de Electricidad S.A. (Endesa-Chile). The estimated total cash outlay is approximately $2.1 billion based on current exchange rates. The tender offers are contingent upon, among other things, certain Endesa-Chile shareholder approvals. If all approvals are obtained and the other conditions to the tender offers are satisfied or waived, the transactions are expected to be completed during the second quarter of 1999. Endesa-Chile controls 10,247 megawatts of generating capacity in Argentina, Brazil, Chile, Colombia and Peru.

Competition and Regulation

     Global Asset Development experiences substantial competition from utility companies in the United States and abroad and from independent companies.

     Global Asset Development is subject to the Natural Gas Pipeline Safety Act of 1968, which regulates LNG plant safety requirements.

     Global Asset Development is subject to international, federal, state and local environmental regulations. For a discussion of environmental regulation, see "Business, Environmental Matters."

OTHER ENERGY SERVICES

     Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Duke/Fluor Daniel and DukeSolutions.

     Duke Engineering & Services specializes in energy and environmental projects and provides comprehensive engineering, quality assurance, project and construction management and operating and maintenance services for all phases of hydroelectric, nuclear and renewable power generation projects worldwide.

     Duke/Fluor Daniel, operating through several entities, provides full service siting, permitting, licensing, engineering, procurement, construction, start-up, operating and maintenance services for fossil-fired plants, both domestically and internationally. Subsidiaries of the Company and Fluor Daniel, Inc. each own 50% of Duke/Fluor Daniel.

     DukeSolutions provides integrated energy solutions to industrial, commercial, institutional, governmental and wholesale customers and focuses on increasing customers' efficiency, productivity and profitability through energy cost savings.

     Other Energy Services experiences substantial competition from utility companies in the United States or abroad and from independent companies.

     Other Energy Services is subject to the jurisdiction of the EPA and international, state and local environmental agencies. For a discussion of environmental regulation, see "Business, Environmental Matters."

REAL ESTATE OPERATIONS

     Real Estate Operations conducts its business through Crescent Resources Inc., which develops commercial and residential real estate projects and manages forest holdings in the southeastern United States. At December 31, 1998, Real Estate Operations owned 4.2 million square feet of commercial space, of which 76% was leased, with an additional 1.7 million square feet under construction. At December 31, 1998, the commercial portfolio included 2.3 million square feet of warehouse space, 1.8 million square feet of office space and 0.1 million square feet of retail space. In 1998, commercial buildings totaling 1.3 million square feet and 850 residential developed lots were sold. At December 31, 1998, Real Estate Operations had approximately 200,000 acres of land under its management.

ENVIRONMENTAL MATTERS

     The Company is subject to international, federal, state and local regulations with regard to air and water quality, hazardous and solid waste disposal and other environmental matters. Certain environmental regulations affecting the Company include:

  .  The Clean Air Act Amendments of 1990;

  . State Implementation Plans, which were issued by the EPA to 22 states and the District of Columbia related to existing and new national ambient air quality standards for ozone;

  . The Federal Water Pollution Control Act Amendments of 1987, which require permits for facilities that discharge treated wastewater into the environment; and

  . The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which can require any individual or entity which may have owned or operated a disposal site, as well as transporters or generators of hazardous wastes which were sent to such site, to share in remediation costs for the site.

     For further discussion of environmental matters involving the Company, including possible liability and capital costs, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Current Issues -- Environmental" and Note 11 to the Consolidated Financial Statements, "Commitments and Contingencies -- Environmental." Except as set forth therein, compliance with international, federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise protecting the environment, is not expected to have a material adverse effect on the consolidated results of operations or financial position of the Company.

FOREIGN OPERATIONS AND EXPORT SALES

     Foreign operations and export sales are not material to the Company's business as a whole. For a discussion of risks associated with the Company's foreign operations, see "Management's Discussion and Analysis of Results Of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk -- Foreign Operations Risk" and Note 15 to the Consolidated Financial Statements, "Subsequent Events (Unaudited)."

EMPLOYEES AND MANAGEMENT

     At December 31, 1998, the Company had approximately 9,300 employees. Approximately 500 employees are represented by the Oil, Chemical and Atomic Workers International Union, AFL-CIO. Approximately 300 of these employees and their bargaining unit will transfer to CMS Energy upon the sale of the Midwest Pipelines in early 1999. The remaining employees represented by the Oil, Chemical and Atomic Workers International Union, AFL-CIO are in a separate bargaining unit. Terms of their contract are still being negotiated.

     The officers and directors of the Company consist of certain executive officers of Duke Energy. Duke Energy has entered into employment agreements with certain key executives. Additionally, the Company's business units maintain their own management structure.

                             OPERATING STATISTICS


                                                                           Years Ended December 31,
                                                            ---------------------------------------------------
                                                               1998        1997       1996      1995      1994
                                                            --------     -------    -------   -------   -------
Natural Gas Transmission
Throughput Volumes, TBtu(a):
  Northeast Pipelines
    TETCO..................................................    1,148       1,300      1,349     1,234     1,194
    Algonquin..............................................      311         341        327       331       288
                                                            --------     -------    -------   -------   -------
         Total Northeast Pipelines..........................   1,459       1,641      1,676     1,565     1,482
  Midwest Pipelines
    PEPL...................................................      560         659        687       663       626
    Trunkline..............................................      581         620        632       519       560
                                                            --------     -------    -------   -------   -------
         Total Midwest Pipelines...........................    1,141       1,279      1,319     1,182     1,186
  Intercompany eliminations................................       (7)        (58)       (56)      (44)      (91)
                                                            --------     -------    -------   -------   -------
         Total Natural Gas Transmission....................    2,593       2,862      2,939     2,703     2,577
                                                            ========     =======    =======   =======   =======
Other Operating Statistics
Natural Gas Gathered and Processed/Transported, TBtu/d(b)..      3.6         3.4        2.9       1.9       1.6
NGL Production, MBb1/d(c) .................................    110.2       108.2       78.5      54.8      49.4
Average Natural Gas Price per MMBtu(d).....................  $  2.11    $   2.59    $  2.59    $ 1.64   $  1.90
Average NGL Price per Gallon ..............................  $  0.26    $   0.35    $  0.39    $ 0.33   $  0.31
Natural Gas Marketed(e), TBtu/d............................      8.4         7.3        6.0       3.7       2.7
Electricity Marketed, Gwh(f) ..............................   98,991      64,650      4,229       513         -

______________

(a) Trillion British thermal units
(b) Trillion British thermal units per day
(c) Thousand barrels per day
(d) Million British thermal units
(e) Includes volumes of Trading and Marketing and Field Services
(f) Gigawatt-hours

Item 2. Properties.

NATURAL GAS TRANSMISSION

     TETCO's gas transmission system extends approximately 1,700 miles from producing fields in the Gulf Coast region of Texas and Louisiana to Ohio, Pennsylvania, New Jersey and New York. It consists of two parallel systems, one consisting of three large-diameter parallel pipelines and the other consisting of from one to three large-diameter pipelines over its length. TETCO's system, including its gathering systems, has 73 compressor stations.

     TETCO also owns and operates two offshore Louisiana gas supply systems, which extend over 100 miles into the Gulf of Mexico and consist of 490 miles of pipeline.

     Algonquin's transmission system connects with TETCO's facilities in New Jersey, and extends through New Jersey, New York, Connecticut, Rhode Island and Massachusetts. The system consists of approximately 250 miles of pipeline with six compressor stations.

     PEPL's transmission system, which consists of four large-diameter parallel pipelines and 13 mainline compressor stations, extends a distance of approximately 1,300 miles from producing areas in the Anadarko Basin of Texas, Oklahoma and Kansas through the states of Missouri, Illinois, Indiana and Ohio into Michigan.

     Trunkline's transmission system extends approximately 1,400 miles from the Gulf Coast areas of Texas and Louisiana through the states of Arkansas, Mississippi, Tennessee, Kentucky, Illinois and Indiana to a point on the Indiana-Michigan border. The system consists principally of three large-diameter parallel pipelines, 18 mainline compressor stations and one offshore compressor platform.

     Trunkline also owns and operates two offshore Louisiana gas supply systems consisting of 337 miles of pipeline extending approximately 81 miles into the Gulf of Mexico.

     The PEPL and Trunkline properties are included in the proposed sale of the Midwest Pipelines, which is expected to close in early 1999.

     For information concerning natural gas storage properties, see "Business, Natural Gas Transmission."

FIELD SERVICES

     For information regarding the properties of Field Services, see "Business, Field Services."

GLOBAL ASSET DEVELOPMENT

     Duke Energy Power Services owns several electric generating stations, including three in California and one in Connecticut (95.9% ownership) currently under expansion. These power plants have a combined capacity of 3,165 MW. For more information regarding electric generating stations, see "Business, Global Asset Development -- Duke Energy Power Services."

     A subsidiary of the Company owns a marine terminal, storage and regasification facility for LNG located in Louisiana. This LNG facility is operated by Duke Energy International and is included in the proposed sale of the Midwest Pipelines as previously discussed. The design output capacity of the facility is approximately 700 million cubic feet per day and its storage capacity is approximately 1.8 million barrels, which approximates 6 Bcf. See further information regarding the properties of Duke Energy International at "Business, Global Asset Development -- Duke Energy International."

REAL ESTATE OPERATIONS

     For information regarding the properties of Real Estate Operations, see "Business, Real Estate Operations."

OTHER

     None of the properties used in connection with the Company's other business activities are considered material to the Company's operations as a whole.

Item 3. Legal Proceedings.

     On January 8, 1999, a subsidiary of the Company agreed to a Compliance Order on Consent (Consent Order) with the Colorado Department of Public Health and Environment concerning alleged air quality permit reporting and record-keeping violations at the Greeley Natural Gas Processing Plant and several other Colorado facilities. This Consent Order superseded an earlier Compliance Order and Assessment of Civil Penalty for the Greeley Natural Gas Processing Plant. This Consent Order assesses a civil and noncompliance penalty of $54,000 and requires supplemental environmental projects of $525,000 that involve implementing additional air emission controls to reduce air emissions below standards.

     The Illinois Environmental Protection Agency has indicated to a subsidiary of the Company that it intends to initiate an environmental enforcement proceeding relating to alleged air quality permit violations at a natural gas compressor station. This proceeding could result in a penalty in excess of $100,000.

     Management believes that the resolution of these matters will not have a material adverse effect on consolidated results of operations or financial position.

     See Note 11 to the Consolidated Financial Statements, "Commitments and Contingencies" and "Management's Discussion and Analysis of Results of Operations and Financial Condition, Current Issues -- Environmental" for further discussion of legal proceedings.

                                   PART II.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

     All of the outstanding common stock of the Company is, as of the date hereof, owned by Duke Energy. There is no market for the Company's common stock. Dividends on the Company's common stock will be paid when declared by the Board of Directors. At present, the Company has no plans to pay a dividend on the common stock.

Item 6. Selected Financial Data.

                                           1998      1997(a)   1996(a)    1995(a)    1994(a)
                                        ---------  ---------  ---------  ---------  ---------
                                                             In millions
Income Statement
Operating revenues..................      $13,059    $11,915    $ 7,816     $5,188     $4,753
Operating expenses..................       12,023     11,079      6,947      4,394      4,071
                                        ---------  ---------  ---------  ---------  ---------
Operating income....................        1,036        836        869        794        682
Other income and expenses...........          101         37         20         18         (2)
                                        ---------  ---------  ---------  ---------  ---------
Earnings before interest and taxes..        1,137        873        889        812        680
Interest expense....................          237        214        232        240        232
Minority interests..................           71         22          6          -          -
                                        ---------  ---------  ---------  ---------  ---------
Earnings before income taxes........          829        637        651        572        448
Income taxes........................          310        257        252        224        181
                                        ---------  ---------  ---------  ---------  ---------
Income before extraordinary item....          519        380        399        348        267
Extraordinary loss..................           (8)         -        (17)         -          -
                                        ---------  ---------  ---------  ---------  ---------
Net income..........................      $   511    $   380    $   382     $  348     $  267
                                        =========  =========  =========  =========  =========
Balance sheet
Total assets........................      $13,856    $11,097    $ 9,752     $8,226     $7,984
Long-term debt......................      $ 2,884    $ 2,919    $ 2,028     $2,215     $2,446

________________

(a) Financial information reflects accounting for the 1997 combination of the Company with PanEnergy Corp similar to a pooling of interests. As a result, the financial information gives effect to the combination as if it had occured on January 1, 1994.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition.

INTRODUCTION

     Duke Capital Corporation (collectively with its subsidiaries, the "Company") is a wholly owned subsidiary of Duke Energy Corporation (Duke Energy) and serves as the parent for certain of Duke Energy's non-utility and other operations. The Company provides financing and credit enhancement services for its subsidiaries and conducts its operations through six business segments:

     . Natural Gas Transmission
     . Field Services
     . Trading and Marketing
     . Global Asset Development
     . Other Energy Services
     . Real Estate Operations

     These segments were defined as a result of the Company adopting Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     Natural Gas Transmission, through its Northeast Pipelines, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states. Until the expected sale of the Midwest Pipelines in early 1999, Natural Gas Transmission also provides interstate transportation and storage services in the midwest states. See further discussion of the proposed sale of the Midwest Pipelines in the Liquidity and Capital Resources section of Management's Discussion and Analysis. The interstate natural gas transmission and storage operations are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC).

     Field Services gathers, processes, transports and markets natural gas and produces and markets natural gas liquids (NGL). Field Services operates gathering systems in ten states that serve major gas-producing regions in the Rocky Mountain, Permian Basin, Mid-Continent and Gulf Coast areas.

     Trading and Marketing markets natural gas, electricity and other energy-related products across North America. The Company owns a 60% interest in Trading and Marketing's operations, with Mobil Corporation owning a 40% minority interest.

     Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy Power Services, LLC (Duke Energy Power Services) and Duke Energy International, LLC (Duke Energy International).

     Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc. (Duke Engineering & Services), Duke/Fluor Daniel and DukeSolutions, Inc. (DukeSolutions).

     Real Estate Operations conducts its business through Crescent Resources, Inc., which develops high quality commercial and residential real estate projects and manages forest holdings in the southeastern United States.

     On June 18, 1997, Duke Energy completed a stock-for-stock merger with PanEnergy Corp (PanEnergy). Subsequently, Duke Energy contributed the common stock of PanEnergy to the Company. The combination of the Company and PanEnergy was accounted for similar to a pooling of interests; therefore, the Consolidated Financial Statements and other financial information included in this annual report for periods prior to the combination include the combined historical financial results of the Company and PanEnergy. (See Note 2 to the Consolidated Financial Statements, "Business Combinations".)

     Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

RESULTS OF OPERATIONS

     In 1998, net income increased 34.5% over 1997, to $511 million, net of an extraordinary loss of $8 million. The increase in net income was primarily due to increased energy marketing activities, expansions and acquisitions, gains on sales of assets and the absence of non-recurring merger related costs incurred in 1997. These increases were partially offset by decreased NGL prices and increased minority interests.

     Net income in 1997 decreased slightly as compared to 1996, from $382 million in 1996 to $380 million in 1997. The decrease was due primarily to increases in non-recurring merger related costs incurred in 1997, Trading and Marketing operations due primarily to growth and amortization of goodwill associated with the purchase of the remaining 50% ownership interest of the Duke/Louis Dreyfus joint venture (see Note 2 to the Consolidated Financial Statements, "Business Combinations"). These increases were offset by Natural Gas Transmission's market-expansion projects placed in service and an extraordinary item related to the early retirement of debt in 1996.

     Operating income for 1998 was $1,036 million compared to $836 million in 1997 and $869 million in 1996. Earnings before interest and taxes (EBIT) were $1,137 million, $873 million and $889 million for 1998, 1997 and 1996, respectively. Operating income and earnings before interest and taxes, excluding the effect of gains on asset sales of $34 million by Field Services in 1998, are affected by the same fluctuations for the Company and each of its business segments. Earnings before interest and taxes by business segment are summarized below and are discussed by business segment thereafter.

Earnings Before Interest and Taxes by Business Segment

                                                     Years Ended December 31,
                                                   ----------------------------
                                                    1998       1997       1996
                                                   ------     ------     ------
                                                           In millions
Natural Gas Transmission.........................  $  702      $ 624      $ 595
Field Services ..................................      76        157        152
Trading and Marketing............................     122         44         58
Global Asset Development ........................      80          5         --
Other Energy Services............................      10         18         20
Real Estate Operations...........................     142         98         88
Other Operations.................................       5        (73)       (24)
                                                   ------     ------     ------
Consolidated EBIT ...............................  $1,137      $ 873      $ 889
                                                   ======     ======     ======

     Other Operations primarily includes communication services, water services and certain unallocated corporate costs. Included in the amounts discussed below are intercompany transactions that are eliminated in the Consolidated Financial Statements.

Natural Gas Transmission

                                                    Years Ended December 31,
                                                 ------------------------------
                                                   1998        1997       1996
                                                 -------     -------    -------
                                                       Dollars in millions
Operating Revenues .........................      $1,528      $1,572     $1,556
Operating Expenses .........................         864         964        973
                                                 -------     -------    -------
Operating Income ...........................         664         608        583
Other Income, Net of Expenses ..............          38          16         12
                                                 -------     -------    -------
EBIT........................................      $  702      $  624     $  595
                                                 =======     =======    =======
Volumes, Throughput -- TBtu (a).............       2,593       2,862      2,939

______________

(a) Trillion British thermal units

     Earnings before interest and taxes for Natural Gas Transmission increased $78 million in 1998 over 1997. Earnings before interest and taxes for Northeast Pipelines increased $56 million to $476 million in 1998 compared to 1997, primarily as a result of the favorable resolution of regulatory issues related to gas supply realignment costs, favorable state property tax rulings and increased market expansion projects. These increases were partially offset by a decrease in throughput primarily as a result of mild winter weather.

     In 1998, earnings before interest and taxes for Midwest Pipelines increased 10.8% compared to 1997, primarily due to a gain on the sale of the general partner interests in Northern Border Partners, L.P. and non-recurring 1997 litigation expenses. These increases were partially offset by the favorable resolution of certain regulatory matters in 1997, which was reflected as additional revenue and other income. See the Liquidity and Capital Resources - Investing Cash Flows section of Management's Discussion and Analysis for a discussion of the expected sale of the Midwest Pipelines in early 1999. (See also Note 11 to the Consolidated Financial Statements, "Commitments and Contingencies.")

     Earnings before interest and taxes for Natural Gas Transmission increased 4.9% in 1997 over 1996, with increases in earnings at Northeast Pipelines and Midwest Pipelines of 5.3% and 4.0%, respectively. Earnings before interest and taxes for the Northeast Pipelines increased primarily due to market-expansion projects placed in service.

     For the Midwest Pipelines, earnings before interest and taxes increased primarily due to the favorable resolution of certain regulatory matters in 1997 in amounts in excess of those resolved in 1996, which was reflected as additional revenue and other income. This increase was partially offset by 1997 litigation expenses.

Field Services

                                                                           Years Ended December 31,
                                                                        ------------------------------
                                                                          1998        1997       1996
                                                                        -------     -------    -------
                                                                              Dollars in Millions
Operating Revenues...............................................        $2,639      $3,055     $2,637
Operating Expenses...............................................         2,598       2,898      2,487
                                                                        -------     -------    -------
Operating Income.................................................            41         157        150
Other Income, Net of Expenses....................................            35           -          2
                                                                        -------     -------    -------
EBIT ............................................................        $   76      $  157     $  152
                                                                        =======     =======    =======
Volumes
Natural Gas Gathered and Processed/Transported, TBtu/d (a).......           3.6         3.4        2.9
Natural Gas Marketed, TBtu/d.....................................           0.4         0.4        0.5
NGL Production, MBbl/d (b).......................................         110.2       108.2       78.5

______________

(a) Trillion British thermal units per day
(b) Thousand barrels per day

     In 1998, earnings before interest and taxes for Field Services decreased $81 million compared to 1997, primarily due to a decrease in average NGL prices of approximately $0.09 per gallon, or 25.7%. The decrease in earnings before interest and taxes was partially offset by $34 million of gains on sales of assets which are included in other income.

     Earnings before interest and taxes for Field Services increased 3.3% in 1997 over 1996, primarily due to higher volumes as a result of acquisitions in 1996. Natural gas gathered and processed volumes increased 17.2%, and NGL production increased 37.8% in 1997 compared to 1996. Partially offsetting these increases were lower NGL prices of approximately $0.04 per gallon, or 8%, and higher natural gas prices.

Trading and Marketing

                                                      Years Ended December 31,
                                                    ----------------------------
                                                      1998       1997      1996
                                                    -------    -------    ------
                                                          Dollars in millions
Operating Revenues.............................     $ 8,785    $ 7,489    $3,814
Operating Expenses ............................       8,665      7,446     3,758
                                                    -------    -------    ------
Operating Income ..............................         120         43        56
Other Income, Net of Expenses..................           2          1         2
                                                    -------    -------    ------
EBIT...........................................     $   122    $    44    $   58
                                                    =======    =======    ======
Volumes
Natural Gas Marketed, TBtu/d...................         8.0        6.9       5.5
Electricity Marketed, GWh(a)...................      98,991     64,650     4,229

_____________

(a) Gigawatt-hour

     In 1998, earnings before interest and taxes for Trading and Marketing increased $78 million over 1997. The increase resulted primarily from increased financial trading margins and electricity margins, partially offset by increased expenses due to business growth. Electricity volumes marketed increased primarily as a result of acquiring the remaining 50% ownership interest in the Duke/Louis Dreyfus, L.L.C. (D/LD) joint venture in June 1997.

     Earnings before interest and taxes for Trading and Marketing decreased $14 million in 1997 compared to 1996. The acquisition of the remaining 50% ownership interest in the D/LD joint venture in 1997, coupled with a full year of operations of the joint venture with Mobil Corporation formed in August 1996, accounted for the significant increases in Trading and Marketing revenues, related operating expenses (including increased purchased power expense) and volumes in 1997 over 1996. Increased natural gas volumes marketed of 25.5% in 1997, in addition to increased natural gas margins from trading activities, were largely offset by the emerging electric power trading and marketing activities. Higher operating expenses, due primarily to increased personnel levels and system development costs to provide the necessary infrastructure for growth in the trading and marketing business, resulted in a decrease in earnings before interest and taxes in 1997 as compared to 1996.

Global Asset Development

                                                     Years Ended December 31,
                                                    --------------------------
                                                     1998      1997      1996
                                                    ------    ------    ------
                                                            In millions
Operating Revenues.....................             $  319    $  123    $   72
Operating Expenses.....................                261       129        73
                                                    ------    ------    ------
Operating Income (Loss) ...............                 58        (6)       (1)
Other Income, Net of Expenses..........                 22        11         1
                                                    ------    ------    ------
EBIT...................................             $   80    $    5    $   --
                                                    ======    ======    ======

     In 1998, earnings before interest and taxes for Global Asset Development increased $75 million over 1997. The increase results primarily from business expansion and acquisitions, including Duke Energy Power Services' July 1, 1998 acquisition of three electric generating stations in California from Pacific Gas & Electric Company (PG&E) and December 1997 acquisition of an indirect 32.5% ownership interest in American Ref-Fuel Company. Duke Energy International also contributed to the increase in earnings before interest and taxes in 1998 compared to 1997 through an expansion to the PT Puncakjaya power generation facility in Indonesia. This increase was partially offset by decreased earnings resulting from lower prices at National Methanol, a methanol and MTBE (methyl tertiary butyl ether) plant in Saudi Arabia.

     In 1997, earnings before interest and taxes increased slightly compared to 1996, due primarily to business expansion and acquisitions, including the December 1997 acquisition of an ownership interest in American Ref-Fuel Company, and a gain on the sale of an investment. These increases were partially offset by increased expenses due to business growth.

Other Energy Services

                                                       Years Ended December 31,
                                                      --------------------------
                                                       1998      1997      1996
                                                      ------    ------    ------
Operating Revenues.............................       $  521    $  376    $  204
Operating Expenses.............................          511       353       184
                                                      ------    ------    ------
Operating Income...............................           10        23        20
Other Income, Net of Expenses..................           --        (5)       --
                                                      ------    ------    ------
EBIT...........................................       $   10    $   18    $   20
                                                      ======    ======    ======

     In 1998, earnings before interest and taxes for Other Energy Services decreased $8 million compared to 1997, primarily due to decreased earnings of Duke Engineering & Services. Earnings before interest and taxes for Other Energy Services decreased $2 million in 1997 compared to 1996, primarily as a result of start-up expenses of DukeSolutions partially offset by increased earnings of Duke Engineering & Services due to growth.

Real Estate Operations

                                                       Years Ended December 31,
                                                      --------------------------
                                                       1998      1997      1996
                                                      ------    ------    ------
                                                              In millions
Operating Revenues.............................       $  181    $  124    $  114
Operating Expenses.............................           39        26        26
                                                      ------    ------    ------
Operating Income...............................          142        98        88
Other Income, Net of Expenses..................           --        --        --
                                                      ------    ------    ------
EBIT...........................................       $  142    $   98    $   88
                                                      ======    ======    ======

     In 1998, earnings before interest and taxes for Real Estate Operations increased 44.9% compared to 1997, primarily as a result of increased project and lake lot sales and a gain on land sales in the Jocassee Gorges region of South Carolina. Earnings before interest and taxes for Real Estate Operations increased 11.4% in 1997 over 1996, primarily due to gains associated with bulk land sales in 1997.

Other Operations

     Earnings before interest and taxes for Other Operations increased in 1998 compared to 1997, primarily as a result of the absence of non-recurring 1997 merger-related costs and the favorable resolution of certain contingent items in 1998. The increase in earnings before interest and taxes was partially offset by a 1997 gain on the sale of the ownership interest in the Midland Cogeneration Venture.

     Earnings before interest and taxes for Other Operations declined $49 million in 1997 compared to 1996. Contributing to the decrease were increased merger-related expenses in 1997 compared to 1996 and the 1997 amortization of goodwill associated with the purchase of the remaining 50% ownership interest in the D/LD joint venture. This decline was partially offset by the sale of the ownership interest in the Midland Cogeneration Venture in 1997.

Other Impacts on Net Income

     Interest expense increased 10.7% in 1998 over 1997 due to higher average debt balances outstanding. In 1997, interest expense decreased $18 million, or 7.8%, as compared to 1996 as a result of lower interest rates.

     In 1998, minority interests increased $49 million compared to 1997. This increase includes 1998 dividends for trust preferred securities that were issued in 1998. See further discussion of the issuances of trust preferred securities in Management's Discussion and Analysis of Results of Operations and Financial Condition, Liquidity and Capital Resources. Excluding these dividends, minority interests relate primarily to the trading and marketing joint venture with Mobil Corporation formed in August 1996.

     In January 1998, TEPPCO Partners, L.P., in which a subsidiary of the Company has a 2% general partner interest and a 19.1% limited partner interest, redeemed certain First Mortgage Notes. A non-cash extraordinary loss of $8 million, net of income tax of $5 million, was recorded related to costs of the early retirement of that debt.

     On October 1, 1996, a subsidiary of the Company redeemed its $150 million, 10% debentures and its $100 million, 10 1/8% debentures, both due 2011. A non-cash extraordinary loss of $17 million, net of income tax of $10 million, was recorded related to the unamortized discount on this early retirement of debt.

LIQUIDITY AND CAPITAL RESOURCES

     Operating Cash Flows. Assets and liabilities recorded in the Consolidated Balance Sheets related to natural gas transition cost recoveries and the related cash flow impacts are affected by state and federal regulatory initiatives and specific agreements. For more information see Note 4 to the Consolidated Financial Statements, "Regulatory Matters."

     On August 29, 1998, the FERC approved a settlement from Texas Eastern Transmission Corporation (TETCO), a subsidiary of the Company, which will accelerate recovery of natural gas transition costs and reduce depreciation expense to more appropriately reflect the estimated useful lives of its facilities, principally interstate natural gas pipelines. The order was effective October 1, 1998 and includes a rate moratorium until 2004. Cash flows from operations are not expected to change for the first two years after implementation due to the offsetting effect on customer rates of the reduced depreciation expense and increased recovery of natural gas transition costs. When the natural gas transition costs are fully recovered, cash flows from operations are expected to decrease during 2001 through 2003 by an estimated total of $270 million. For more information concerning the settlement, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters."

     Investing Cash Flows. Capital and investment expenditures were approximately $1.9 billion in 1998 compared to approximately $1.3 billion in 1997. This increase was primarily due to business expansion by Global Asset Development, which included Duke Energy Power Services' $501 million purchase of three electric generating stations in California from PG&E and the completion of the first phase of Bridgeport Energy, a $265 million, 520-megawatt combined cycle natural gas-fired merchant generation plant. Business expansion for Natural Gas Transmission and Field Services also contributed to the increase in capital and investment expenditures. The increase was partially offset by the acquisition of the remaining 50% ownership of the D/LD joint venture in June 1997.

     Capital and investment expenditures in 1997 included the acquisition of the remaining 50% ownership interest in the D/LD joint venture for $247 million, which substantially represented goodwill, and Global Asset Development's acquisition of an ownership interest in American Ref-Fuel Company for $237 million. The increase in capital and investment expenditures in 1997 over 1996 also included increased business expansion for the Natural Gas Transmission segment. These increases were partially offset by the 1996 acquisition of certain assets from Mobil Corporation.

     Projected 1999 capital and investment expenditures for Natural Gas Transmission, including allowance for funds used during construction, are approximately $400 million and do not include projections related to the Midwest Pipelines which are expected to be sold in early 1999. These projections include the completion of the Maritimes & Northeast Pipeline project, which will deliver natural gas to markets in the Canadian Maritimes provinces and the northeastern United States from a supply basin offshore Nova Scotia. These projections also include other market expansion projects and costs relating to existing assets.

     The Company plans to continue to significantly grow several of its business segments: Field Services, Global Asset Development, Trading and Marketing and Other Energy Services. Expansion opportunities for Field Services include the planned $1.35 billion acquisition of the natural gas gathering, processing, fractionation and NGL pipeline business of Union Pacific Resources along with its natural gas and NGL marketing activities. The transaction is expected to close in the first half of 1999.

     Expansion opportunities for Global Asset Development's international division, Duke Energy International, include the $315 million purchase of power generation and transmission assets in western Australia and New Zealand, including an ownership interest in a pipeline in western Australia. This acquisition also includes a development proposal for a cogeneration plant and a portfolio of international and Australian-based projects. This transaction closed on January 22, 1999.

     Also, Duke Energy International recently purchased the rights to develop and operate the 500-mile Eastern Gas Pipeline project in eastern Australia. Construction of this $270 million pipeline project is scheduled to begin in July 1999 and completion is expected by the middle of 2000.

     Expansion opportunities for Global Asset Development's domestic division, Duke Energy Power Services, include the continuation of greenfield projects, such as the Bridgeport Energy project and the Maine Independence Station, a 520-megawatt combined cycle natural gas-fired merchant generation plant in Maine which is scheduled to begin producing power in the summer of 2000. Other expansion opportunities include the Hidalgo project, a 510-megawatt power plant to be built in south Texas, which is targeted to begin producing power in mid-2000. Other similar initiatives in 1999 for both Duke Energy International and Duke Energy Power Services will likely require significant capital and investment expenditures, which will be subject to periodic review and revision and may vary significantly depending on the value-added opportunities presented.

     Projected 1999 capital and investment expenditures for Trading and Marketing, Other Energy Services and Real Estate Operations are approximately $30 million, $90 million and $300 million, respectively. All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly depending on acquisition opportunities, market volatility, economic trends and the value-added opportunities presented.

     In October 1998, the Company, through its wholly owned subsidiaries, PanEnergy and Texas Eastern Corporation, entered into an agreement to sell Panhandle Eastern Pipe Line Company (PEPL), Trunkline Gas Company (Trunkline) and additional storage related to those systems, which substantially comprise the Midwest Pipelines, along with Trunkline LNG Company, to CMS Energy Corporation. The sales price of $2.2 billion involves cash proceeds of $1.9 billion and the assumption of existing PEPL debt of approximately $300 million. The sale is expected to close in early 1999 and will result in an after-tax gain of approximately $700 million. The sale is contingent upon receipt of clearances under the Hart-Scott-Rodino Act.

     Financing Cash Flows. The Company's consolidated capital structure at December 31, 1998, including short-term debt, was 40.5% debt, 7.4% trust preferred securities and 52.1% common equity. Fixed charges coverage, calculated using the Securities and Exchange Commission method, was 4.2 times, 3.7 times and 3.6 times for 1998, 1997 and 1996, respectively.

     The Company plans to continue to significantly grow several of its business segments: Field Services, Trading and Marketing, Global Asset Development and Other Energy Services. These growth opportunities, along with debt repayments and operating and investing requirements, are expected to be funded by cash from operations, external debt financing and the proceeds from the sale of the Midwest Pipelines.

     In July 1998, the Company issued $400 million of Senior Unsecured Notes. Also during 1998, the Company's business trusts, which are treated as wholly owned subsidiaries of the Company for financial reporting purposes, issued $600 million of trust preferred securities. (See Note 10 to the Consolidated Financial Statements, "Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Capital.")

     Under its commercial paper facilities, the Company had the ability to borrow up to $1.55 billion and $1.25 billion as of December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the Company's various bank credit facilities totaled approximately $1.7 billion and $1.4 billion, respectively. At December 31, 1998, $526 million was outstanding under the commercial paper facilities and $100 million was outstanding under the bank credit facilities.

     As of December 31, 1998, the Company and its subsidiaries, excluding PEPL, had authority to issue up to $100 million aggregate principal amount of debt under shelf registrations filed with the Securities and Exchange Commission. On January 27, 1999, the Company filed a $1 billion shelf registration statement, which was declared effective by the Securities and Exchange Commission on February 10, 1999.

Quantitative and Qualitative Disclosures About Market Risk

     Risk Policies. The Company is exposed to market risks associated with commodity prices, interest rates and foreign exchange rates. Comprehensive risk management policies have been established by Duke Energy's Corporate Risk Management Committee (CRMC) to monitor and control these market risks. The CRMC is chaired by the Chief Financial Officer and primarily comprises senior executives. The CRMC has responsibility for oversight of all corporate energy risk management and approving energy financial exposure limits, as well as responsibility for oversight of interest rate risk, foreign currency risk and credit risk.

     Interest Rate Risk. The Company is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate debt, fixed-rate debt and trust preferred securities and commercial paper, as well as interest rate lock agreements. The Company manages its interest rate exposure by limiting its variable-rate and fixed-rate exposure to a certain percentage of total capitalization, as set by policy, and by monitoring the effects of market changes in interest rates. (See Notes 1, 6, 9 and 10 to the Consolidated Financial Statements.)

     If market interest rates average 1% higher (lower) in 1999 than in 1998, interest expense would increase (decrease), and earnings before income taxes would decrease (increase) by approximately $7 million. Comparatively, had interest rates averaged 1% higher (lower) in 1998 than in 1997, interest expense would have increased (decreased), and earnings before income taxes would have decreased (increased) by approximately $11 million. These amounts were determined by considering the impact of the hypothetical interest rates on the variable-rate securities outstanding as of December 31, 1998 and 1997. In the event of a significant change in interest rates, management would likely take actions to manage its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

     Commodity Price Risk. The Company, substantially through its subsidiaries, is exposed to the impact of market fluctuations in the price and transportation costs of natural gas, electricity and petroleum products marketed. The Company employs established policies and procedures to manage its risks associated with these market fluctuations using various commodity derivatives, including futures, swaps and options. (See Notes 1 and 6 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies" and "Risk Management and Financial Instruments.") The risk in the commodity trading portfolio is measured on a daily basis utilizing a Value-at-Risk model to determine the maximum potential one-day favorable or unfavorable Daily Earnings at Risk (DER). The DER is monitored in comparison to established thresholds. Other measures are also utilized to monitor the risk in the commodity trading portfolio on a monthly and annual basis.

     The DER computations are based on a historical simulation, which utilizes price movements over a specified period to simulate forward price curves in the energy markets to estimate the favorable or unfavorable impact of one-day's price movement on the existing portfolio. The historical simulation emphasizes the most recent market activity, which is considered the most relevant predictor of future market movements for natural gas, electricity and petroleum products. The DER computations utilize several key assumptions, including a 95% confidence level for the resultant price movement and the holding period specified for the calculation. The Company's calculation includes commodity derivative instruments and forwards held for trading purposes and excludes the effects of embedded physical options in the trading portfolio. At December 31, 1998 and 1997, the estimated potential one-day favorable or unfavorable impact on earnings before income taxes related to commodity instruments held for trading purposes was approximately $10 million and $2 million, respectively. During 1998, the average estimated potential one-day favorable or unfavorable impact on earnings before income taxes related to commodity instruments held for trading purposes was approximately $5 million. The increase in 1998 compared to 1997 is a result of an increase in the authorized energy financial exposure limit, which was approved by the CRMC. Changes in markets inconsistent with historical trends could cause actual results to exceed predicted limits. Market risks associated with commodity derivatives held for purposes other than trading were not material at December 31, 1998 and 1997.

     Subsidiaries of the Company are also exposed to market fluctuations in the prices of NGLs related to their ongoing gathering and processing operating activities. The Company closely monitors the risks associated with NGL price changes on its future operations, and where appropriate, uses crude oil and natural gas commodity instruments to hedge NGL prices. If NGL prices averaged one cent per gallon less in 1998, earnings before income taxes would have decreased by approximately $8 million. The Company generally does not maintain a material inventory of NGLs or actively trade commodity derivatives related to NGLs.

     Foreign Operations Risk. The Company is exposed to foreign currency risk, sovereign risk and other foreign operations risks arising from equity investments in international affiliates and businesses owned and operated in foreign countries. At December 31, 1998 the Company had more than $100 million invested in Australia. Investments in other foreign countries were not material at December 31, 1998 or 1997. In order to mitigate risks associated with foreign currency fluctuations, the majority of contracts entered into by the Company or its affiliates are denominated in or indexed to the U.S. dollar or may be hedged through issuance of debt denominated in the foreign currency. The Company also uses foreign currency swaps, where appropriate, to manage its risk related to foreign currency fluctuations. Other exposures to foreign currency risk, sovereign risk or other foreign operations risk are periodically reviewed by management and were not material to consolidated results of operations or financial position during 1998 or 1997.

CURRENT ISSUES

     Operations Outlook. The Company's business strategy is to develop regional centers of energy assets involving gas, electric generation and marketing in the United States and internationally. In the United States, the Company is aggressively investing in new pipelines and power plants in the Northeast, Gulf Coast and West. Internationally, the Company is focusing on opportunities in Asia Pacific, South America and Europe.

     The Northeast Pipelines are an essential part of Natural Gas Transmission's strategy to advance projects that provide expanded services to meet the specific needs of customers. The proposed sale of the Midwest Pipelines allows Natural Gas Transmission to focus on regions, such as the northeastern U.S., with increasing demand for gas. Northeast pipeline projects will provide transportation from new supplies in both eastern and western Canada in addition to traditional domestic supply basins.

     The Company plans to significantly grow several of its business segments:
Field Services, Trading and Marketing, Global Asset Development and Other Energy Services. Deregulation of energy markets in the United States and abroad is providing substantial opportunities for these segments to capitalize on their broad capabilities. Field Services will expand through the purchase of the natural gas gathering, processing, fractionation and NGL pipeline business from Union Pacific Resources along with its natural gas and NGL marketing activities.

     Global Asset Development expects to continue strong growth through acquisitions, construction of greenfield projects and expansion of existing facilities as value-added opportunities present themselves. The Company's combination of assets and capabilities that span the energy value chain have contributed to Global Asset Development's successful combination of natural gas pipeline capabilities, power generation, energy marketing and other services. This demonstrated domestic strategy is now being deployed internationally in the Asia Pacific area and in South America. Other Energy Services seeks to grow with types of services including comprehensive energy efficiencies in food, textile and government facilities.

     The strong real estate market in the Southeast continues to present substantial growth opportunities for Real Estate Operations. In 1998, Real Estate Operations initiated development of significant office and industrial facilities in each of its established markets to capitalize on market conditions.

     While the proposed sale of the Midwest Pipelines will provide an opportunity to deploy capital into areas of higher growth, the Company expects to experience some near-term earnings pressure as a result of the sale. The Company believes that its strategy of developing regional centers of energy assets will return long-term growth and increase shareholder value.

     Natural Gas Competition. Wholesale Competition. On July 29, 1998, the FERC issued a Notice of Proposed Rulemaking (NOPR) on short-term natural gas transportation services, which proposed an integrated package of revisions to its regulations governing interstate natural gas pipelines. "Short term" has been defined in the NOPR as all transactions of less than one year. Under the proposed approach, cost-based regulation would be eliminated for short-term transportation and replaced by regulatory policies intended to maximize competition in the short-term transportation market, mitigate the ability of companies to exercise residual monopoly power and provide opportunities for greater flexibility providing pipeline services. The proposed changes include initiatives to revise pipeline scheduling procedures, receipt and delivery point policies and penalty policies, and require pipelines to auction short-term capacity. Other proposed changes would improve the FERC's reporting requirements, permit pipelines to negotiate rates and terms of services, and revise certain rate and certificate policies that affect competition.

     In conjunction with the NOPP, the FERC also issued a Notice of Inquiry
(NOI) on its pricing policies in the existing long-term market and pricing policies for new capacity. The FERC seeks comments on whether its policies are biased toward either short-term or long-term service, provide accurate price signals and the right incentives for pipelines to provide optimal transportation services and construct facilities that meet future demand and do not result in over-building and excess capacity. Comments on the NOPR and NOI are due in April 1999.

     Because these notices are at a very early stage and ultimate resolution is unknown, management cannot estimate the effects of these matters on future consolidated results of operations or financial position.

     Retail Competition. The Company currently does not provide retail natural gas service, but changes in regulation to allow retail competition could affect the Company's natural gas transportation contracts with local distribution companies. Natural gas retail deregulation is in the very early stages of development, and management cannot estimate the effects of this matter on future consolidated results of operations or financial position.

  Environmental. The Company is subject to international, federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters.

     Superfund Sites. Subsidiaries of the Company are considered by regulators to be a potentially responsible party and may be subject to future liability at six federal Superfund sites and one state Superfund site. While the cost of remediation of the remaining sites may be substantial, the Company will share in any liability associated with remediation of contamination at such sites with other potentially responsible parties. Management believes that resolution of these matters will not have a material adverse effect on consolidated results of operations or financial position.

     PCB (Polychlorinated Biphenyl) Assessment and Clean-up Programs. TETCO, a wholly owned subsidiary of the Company, is currently conducting PCB assessment and clean-up programs at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree. The programs include on- and off-site assessment, installation of on-site source control equipment and groundwater monitoring wells and on- and off-site clean-up work. TETCO completed the soil clean-up programs during 1998, subject to regulatory approval. Groundwater monitoring activities will continue at several sites beyond 1999.

     In 1987, the Commonwealth of Kentucky instituted a suit in state court against TETCO, alleging improper disposal of PCBs at TETCO's three compressor station sites in Kentucky. This suit is still pending. In 1996, TETCO completed clean-up of these sites under the U.S. Consent Decree.

     The Company has also identified environmental contamination at certain sites on the PEPL and Trunkline systems and has undertaken clean-up programs at these sites. The contamination resulted from the past use of lubricants in compressed air systems containing PCBs and the prior use of wastewater collection facilities and other on-site disposal areas. Soil and sediment testing, to date, has detected no significant off-site contamination. The Company has communicated with the Environmental Protection Agency (EPA) and appropriate state regulatory agencies on these matters. Under the terms of the agreement with CMS Energy Corporation, the Company is obligated to complete the PEPL and Trunkline clean-up programs at certain agreed-upon sites. These clean-up programs are expected to continue until 2001.

     At December 31, 1998 and 1997, remaining estimated clean-up costs on the TETCO, PEPL and Trunkline systems were accrued and included in the Consolidated Balance Sheets Other Current Liabilities and Environmental Clean-up Liabilities. These cost estimates represent gross clean-up costs expected to be incurred, have not been discounted or reduced by customer recoveries and generally do not include fines, penalties or third-party claims. Costs expected to be recovered from customers have been deferred and are included in the Consolidated Balance Sheets as Environmental Clean-up Costs.

     The federal and state clean-up programs are not expected to interrupt or diminish the Company's ability to deliver natural gas to customers. Based on the Company's experience to date and costs incurred for clean-up operations, management believes the resolution of matters relating to the environmental issues discussed above will not have a material adverse effect on consolidated results of operations or financial position.

     Air Quality Control. In December 1997, the United Nations held negotiations in Kyoto, Japan to determine how to achieve worldwide stabilization of greenhouse gas emissions, including carbon dioxide emissions from fossil-fired generating facilities and methane from natural gas operations. Further negotiations in November 1998 in Buenos Aires, Argentina, resulted in a work plan to complete the operational details of the Kyoto agreement by late 2000. The Company is taking steps to prepare for possible action on greenhouse gas emissions and has completed a greenhouse gas emissions inventory. Implications of greenhouse gas emissions are being integrated into planning processes. Because this matter is in the early stages of discussion, management cannot estimate the effects on future consolidated results of operations or financial position.

     Litigation and Contingencies. For information concerning litigation and other commitments and contingencies, see Note 11 to the Consolidated Financial Statements, "Commitments and Contingencies."

     Year 2000 Readiness Program. State of Readiness. The Company initiated its Year 2000 Readiness Program in 1996 and began a formal review of computer-based systems and devices that are used in its business operations both domestically and internationally. These systems and devices include customer information, financial, materials management and personnel systems, as well as components of natural gas production, gathering, processing and transmission, and electric generation, distribution and transmission.

     The Company is using a three-phase approach to address year 2000 issues: 1) inventory and preliminary assessment of computer systems, equipment and devices;
2) detailed assessment and remediation planning, and 3) conversion, testing and contingency planning. The Company is employing a combination of systems repair and planned systems replacement activities to achieve year 2000 readiness for its business and process control systems, equipment and devices. The Company has substantially completed the first two phases throughout its business operations, and is in various stages of the third and final phase. The Company's goal is to have its critical systems, equipment and devices year 2000 ready by mid-1999. Business acquisitions routinely involve an analysis of year 2000 readiness and are incorporated into the overall program as necessary.

     The Company is actively evaluating and tracking year 2000 readiness of external third parties with which it has a material relationship. Such third parties include vendors, customers, U.S. governmental agencies, foreign governments and agencies, and other business associates. While the year 2000 readiness of third parties cannot be controlled, the Company is attempting to assess the readiness of third parties and any potential implications to its operations. Alternate suppliers of critical products, goods and services are being identified, where necessary.

     Costs. Management believes it is devoting the resources necessary to achieve year 2000 readiness in a timely manner. Current estimates for total costs of the program, including internal labor as well as incremental costs such as consulting and contract costs, are approximately $8 million, of which approximately $2 million had been incurred as of December 31, 1998. These costs exclude replacement systems that, in addition to being year 2000 ready, provide significantly enhanced capabilities which will benefit operations in future periods.

     Risks. Management believes it has an effective program in place to manage the risks associated with the year 2000 issue in a timely manner. Nevertheless, since it is not possible to anticipate all future outcomes, especially when third parties are involved, there could be circumstances in which the Company would temporarily be unable to deliver energy or energy services to its customers. Management believes that the most reasonably likely worst case scenario would be small, localized interruptions of service, which likely would be rapidly restored. In addition, there could be a temporary reduction in energy needs of customers due to their own year 2000 problems. In the event that such a scenario occurs, it is not expected to have a material adverse impact on consolidated results of operations or financial position.

     Contingency Plans. Year 2000 contingency planning is currently underway to assure continuity of business operations for all periods during which year 2000 impacts may occur. The Company is participating in multiple industry efforts to assure effective year 2000 contingency plans, and intends to complete its own year 2000 contingency plans by mid-1999. These plans address various year 2000 risk scenarios that cross departmental, business unit and industry lines as well as specific risks from various internal and external sources, including supplier readiness.

     Based on assessments completed to date and compliance plans in process, management believes that year 2000 issues, including the cost of making critical systems, equipment and devices ready, will not have a material adverse effect on the Company's business operation or consolidated results of operations or financial position. Nevertheless, achieving year 2000 readiness is subject to risks and uncertainties, including those described above. While management believes the possibility is remote, if the Company's internal systems, or the internal systems of external parties, fail to achieve year 2000 readiness in a timely manner, the Company's business, consolidated results of operations or financial condition could be adversely affected.

     New Accounting Standard. In September 1998, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. The Company is required to adopt this standard by January 1, 2000. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities and measured at fair value, and it defines the accounting for changes in the fair value of the derivatives depending on the intended use of the derivative. The Company is currently reviewing the expected impact of SFAS No. 133 on consolidated results of operations and financial position.

     Subsequent Event. On February 18, 1999, Duke Energy announced its intent to make a concurrent cash tender offer in Chilean pesos in Chile and the United States for 51% of the outstanding shares of Endesa-Chile. The estimated total cash outlay is approximately $2.1 billion based on current exchange rates. The offers will be contingent upon, among other things, certain Endesa-Chile shareholder approvals. If all approvals are obtained, the transactions are expected to be completed during the second quarter of 1999. Endesa-Chile controls and operates 10,247 megawatts of generating capacity in Argentina, Brazil, Chile, Colombia and Peru.

     Forward-Looking Statements. From time to time, the Company may make statements regarding its assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. The Company cautions that assumptions, projections, expectations, intentions or beliefs about future events may and often do vary from actual results and the differences between assumptions, projections, expectations, intentions or beliefs and actual results can be material. Accordingly, there can be no assurance that actual results will not differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual achievements and events to differ materially from those expressed or implied in such forward-looking statements include state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas industries; industrial, commercial and residential growth in the service territories of the Company and its subsidiaries; the weather and other natural phenomena; the timing and extent of changes in commodity prices and interest rates; changes in environmental and other laws and regulations to which the Company and its subsidiaries are subject or other external factors over which the Company has no control; the results of financing efforts; growth in opportunities for the Company's business units; achievement of year 2000 readiness; and the effect of accounting policies issued periodically by accounting standard-setting bodies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

     See "Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk."

Item 8. Financial Statements And Supplementary Data.

                           DUKE CAPITAL CORPORATION

                       Consolidated Statements of Income

                                                                                Years Ended December 31,
                                                                                ------------------------
                                                                                 1998      1997    1996
                                                                                -------  -------  ------
                                                                                        In millions
Operating Revenues
 Sales, trading and marketing of natural gas and petroleum products...          $ 7,854  $ 8,151  $5,848
 Transportation and storage of natural gas............................            1,450    1,504   1,523
 Trading and marketing of electricity.................................            2,788    1,665      78
 Other................................................................              967      595     367
                                                                                -------  -------  ------
    Total operating revenues..........................................           13,059   11,915   7,816
                                                                                -------  -------  ------
Operating Expenses
 Natural gas and petroleum products purchased.........................           7,497     7,705   5,414
 Purchased power......................................................           2,602     1,658      78
 Other operation and maintenance......................................           1,450     1,279   1,062
 Depreciation and amortization........................................             385       342     309
 Property and other taxes.............................................              89        95      84
                                                                               -------   -------  ------
    Total operating expenses..........................................          12,023    11,079   6,947
                                                                               -------   -------  ------
Operating Income......................................................           1,036       836     869
Other Income and Expenses.............................................             101        37      20
                                                                               -------   -------  ------
Earnings Before Interest and Taxes....................................           1,137       873     889
Interest Expense......................................................             237       214     232
Minority Interests....................................................              71        22       6
                                                                               -------   -------  ------
Earnings Before Income Taxes..........................................             829       637     651
Income Taxes..........................................................             310       257     252
                                                                               -------   -------  ------
Income Before Extraordinary Item......................................             519       380     399
Extraordinary Loss, net of tax........................................              (8)        -     (17)
                                                                               -------   -------  ------
Net Income............................................................         $   511   $   380  $  382
                                                                               =======   =======  ======

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION

                     Consolidated Statements of Cash Flows

                                                                                             Years Ended December 31,
                                                                                           ----------------------------
                                                                                             1998      1997      1996
                                                                                           -------   -------   --------
                                                                                                    In millions
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income........................................................................       $   511   $   380   $    382
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...................................................           397       349        326
    Deferred income taxes...........................................................            70       133        103
    Transition cost (payments) recoveries, net......................................           (28)      (36)        91
    (Increase) decrease in
      Receivables...................................................................          (101)     (241)      (648)
      Inventory.....................................................................           (32)      (11)         4
      Other current assets..........................................................           (50)       (6)        11
    Increase (decrease) in
      Accounts payable..............................................................            56       198        582
      Taxes accrued.................................................................            40        33         15
      Interest accrued..............................................................             6        (9)        (9)
      Other current liabilities.....................................................           101       (46)        (7)
    Other, net......................................................................           (40)      (46)        82
                                                                                           -------   -------   --------
        Net cash provided by operating activities...................................           930       698        932
                                                                                           -------   -------   --------
Cash Flows from Investing Activities
  Capital expenditures..............................................................        (1,573)     (614)      (788)
  Investment expenditures...........................................................          (341)     (673)      (173)
  Proceeds from sales and other, net................................................           115       109         96
                                                                                           -------   -------   --------
        Net cash used in investing activities.......................................        (1,799)   (1,178)      (865)
                                                                                           -------   -------   --------
Cash Flows from Financing Activities
  Proceeds from the issuance of
    Long-term debt..................................................................           590       947        327
    Guaranteed preferred beneficial interests in subordinated notes of Duke Capital
     Corporation....................................................................           581        --         --
    Common stock....................................................................            --         6         12
  Payments for the redemption of long-term debt.....................................           (78)     (200)      (524)
  Net change in notes payable and commercial paper..................................          (498)     (221)       209
  Capital contributions from parent.................................................           200        --         65
  Dividends paid....................................................................            --       (83)      (142)
  Other, net........................................................................             6       (26)       (16)
                                                                                           -------   -------   --------
        Net cash provided by (used in) financing activities.........................           801       423        (69)
                                                                                           -------   -------   --------
Net decrease in cash and cash equivalents...........................................           (68)      (57)        (2)
Cash received from business acquisitions............................................            38        --         --
Cash and Cash Equivalents at beginning of year......................................            94       151        153
                                                                                           -------   -------   --------
Cash and Cash Equivalents at end of year............................................       $    64   $    94   $    151
                                                                                           =======   =======   ========
Supplemental Disclosures
  Cash paid for interest, net of amount capitalized.................................       $   224   $   222   $    233
  Cash paid for income taxes........................................................       $   192   4   112   $     86

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION

                          Consolidated Balance Sheets


                                                            December 31,
                                                        ------------------
                                                          1998      1997
                                                        -------  ---------
                                                           In millions
ASSETS
Current Assets
 Cash and cash equivalents...........................   $    64  $    94
 Receivables.........................................     1,767    1,621
 Inventory...........................................       214      183
 Current portion of natural gas transition costs.....       100       67
 Unrealized gains on mark to market transactions.....     1,457      551
 Other...............................................       218      140
                                                        -------  ---------
    Total current assets.............................     3,820    2,656
                                                        -------  ---------
Investments and Other Assets
 Investments in affiliates...........................       902      686
 Pre-funded pension costs............................       340      302
 Goodwill, net.......................................       495      504
 Notes receivable....................................       244      240
 Unrealized gains on mark to market transactions.....       396       66
 Other...............................................       169       89
                                                        -------  ---------
    Total investments and other assets...............     2,546    1,887
                                                        -------  ---------
Property, Plant and Equipment
 Cost................................................    11,020    9,696
 Less accumulated depreciation and amortization......     3,866    3,631
                                                        -------  ---------
    Net property, plant and equipment................     7,154    6,065
                                                        -------  ---------
Regulatory Assets and Deferred Debits
 Debt expense........................................        58       66
 Regulatory asset related to income taxes............        15       17
 Natural gas transition costs........................        80      194
 Environmental clean-up costs........................        87      104
 Other...............................................        96      108
                                                        -------  ---------
    Total regulatory assets and deferred debits......       336      489
                                                        -------  ---------
 Total Assets........................................   $13,856  $11,097
                                                        =======  =========

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION

                                                                                                December 31,
                                                                                         ----------------------------
                                                                                              1998           1997
                                                                                         -----------    -------------
                                                                                                 In millions
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable..............................................................         $     1,406    $       1,338
  Notes payable and commercial paper............................................                  29              138
  Taxes accrued.................................................................                 159              119
  Interest accrued..............................................................                  57               51
  Current maturities of long-term debt..........................................                 258               23
  Unrealized losses on mark to market transactions..............................               1,387              538
  Other.........................................................................                 466              390
                                                                                         -----------    -------------
    Total current liabilities...................................................               3,762            2,597
                                                                                         -----------    -------------
Long-term Debt..................................................................               2,884            2,919
                                                                                         -----------    -------------
Deferred Credits and Other Liabilities
  Deferred income taxes.........................................................               1,460            1,364
  Natural gas transition liabilities............................................                   4               78
  Environmental clean-up liabilities............................................                 148              158
  Unrealized losses on mark to market transactions..............................                 362               50
  Other.........................................................................                 330              397
                                                                                         -----------    -------------
    Total deferred credits and other liabilities................................               2,304            2,047
                                                                                         -----------    -------------
Minority Interests..............................................................                 253              168
                                                                                         -----------    -------------
Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Capital
  Corporation...................................................................                 580               --
                                                                                         -----------    -------------
Common Stockholder's Equity
  Common stock, no par, 3,000 shares authorized; 1,010 shares outstanding.......                  --               --
  Paid-in capital...............................................................               2,969            2,766
  Retained earnings.............................................................               1,104              600
                                                                                         -----------    -------------
    Total common stockholder's equity...........................................               4,073            3,366
                                                                                         -----------    -------------
  Total Liabilities and Stockholder's Equity....................................         $    13,856    $      11,097
                                                                                         ===========    =============

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION

            Consolidated Statements of Common Stockholder's Equity

                                                                                       Years Ended December 31,
                                                                                ---------------------------------------
                                                                                   1998         1997            1996
                                                                                ----------   ----------     -----------
                                                                                              In millions
Common Stock
 Balance at beginning of year...........................................        $       --   $       --     $        --
                                                                                ----------   ----------     -----------
  Balance at end of year................................................                --           --              --
                                                                                ----------   ----------     -----------
Paid-in Capital
 Balance at beginning of year...........................................             2,766        2,745           2,657
 Dividend reinvestment and employee benefits............................                --            7              23
 Capital infusion from parent...........................................               200           10              65
 Other capital stock transactions, net..................................                 3            4              --
                                                                                ----------   ----------     -----------
  Balance at end of year................................................             2,969        2,766           2,745
                                                                                ----------   ----------     -----------
Retained Earnings
 Balance at beginning of year...........................................               600          316              76
 Net income.............................................................               511          380             382
 Dividends declared.....................................................                --          (83)           (142)
 Other capital stock transactions, net..................................                (7)         (13)             --
                                                                                ----------   ----------     -----------
  Balance at end of year................................................             1,104          600             316
                                                                                ----------   ----------     -----------
Total Common Stockholder's Equity.......................................        $    4,073   $    3,366     $     3,061
                                                                                ==========   ==========     ===========

                See Notes to Consolidated Financial Statements.

                                 DUKE CAPITAL

                  Notes to Consolidated Financial Statements

             For the Years Ended December 31, 1998, 1997 and 1996

Note 1. Summary of Significant Accounting Policies

     Consolidation. Duke Capital Corporation (formally Church Street Capital Corp.) (collectively with its subsidiaries, the "Company") is a wholly owned subsidiary of Duke Energy Corporation (Duke Energy). The consolidated financial statements include the accounts of all of the Company's majority-owned subsidiaries after the elimination of significant intercompany transactions and balances. Investments in other entities that are not controlled by the Company, but where it has significant influence over operations, are accounted for using the equity method.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current and expected future events, actual results could differ from those estimates.

     Consolidated Statements of Cash Flows. All liquid investments with maturities at date of purchase of three months or less are considered cash equivalents.

     Cash flows from investing activities include investments in real estate development projects. Proceeds from the sale of residential real estate development projects are included in cash flows from operating activities. Proceeds from the sale of commercial real estate development projects are included in cash flows from investing activities.

     Inventory. Inventory consists primarily of materials and supplies and gas held for transmission, processing and sales commitments. Inventory is recorded at the lower of cost or market, primarily using the average cost method.

     Commodity Derivatives. The Company, primarily through its subsidiaries, manages its exposure to risk from existing contractual commitments and provides risk management services to its customers and suppliers through forward contracts, futures, over-the-counter swap agreements and options.

     Commodity derivatives and certain forward contracts utilized for trading purposes are accounted for using the mark-to-market method. Under this methodology, these instruments are adjusted to market value, and the gains and losses are recognized in current period income and are included in the Consolidated Statements of Income as Natural Gas and Petroleum Products Purchased or Purchased Power. Unrealized gains and losses are recorded in the Consolidated Balance Sheets as Unrealized Gains or Losses on Mark to Market Transactions.

     Futures, over-the-counter swap agreements and options are also utilized for non-trading purposes to hedge the impact of market fluctuations in the price and transportation costs of natural gas, electricity and other energy-related products. In order to qualify as a hedge, the price movements in the commodity derivatives must be highly correlated with the underlying hedged commodity. Under the deferral method of accounting, gains and losses related to commodity derivatives which qualify as hedges of commodity commitments are recognized in income when the underlying hedged physical transaction closes and are included in the Consolidated Statements of Income as Natural Gas and Petroleum Products Purchased or Purchased Power. Deferred gains and losses related to such instruments are reported in the Consolidated Balance Sheets as Current Assets or Liabilities until recognized in income. If the commodity derivative is no longer sufficiently correlated to the underlying commodity, or if the underlying commodity transaction closes earlier than anticipated, the deferred gains or losses are recognized in income.

     Derivative Financial Instruments. The Company utilizes interest rate lock agreements to hedge interest rate risk associated with new debt issuances. Under the deferral method of accounting, gains or losses on such agreements, when settled, are deferred in the Consolidated Balance Sheets as Long-term Debt and are amortized in the Consolidated Statements of Income as an adjustment to interest expense.

     The Company enters into foreign currency swap agreements to manage foreign currency risks associated with energy contracts denominated in foreign currencies. These agreements are accounted for under the mark-to-market method. See previous discussion of the mark-to-market method in the Commodity Derivatives section.

                                 DUKE CAPITAL

Note 1. Summary of Significant Accounting Policies -- Continued

     Goodwill Amortization. Goodwill related to the purchases of Duke/Louis Dreyfus, L.L.C. (D/LD); Texas Eastern Corporation (TEC); and other natural gas gathering, transmission and processing facilities and engineering consulting businesses is amortized on a straight-line basis over 10 years, 40 years and 15 years, respectively. See Note 2 for a description of the D/LD acquisition. Goodwill recorded as of December 31, 1998 and 1997 related to the 1989 TEC acquisition was $245 million. Accumulated amortization of goodwill at December 31, 1998 and 1997 was $166 million and $124 million, respectively.

     Property, Plant and Equipment. Property, plant and equipment are stated at original cost. The Company capitalizes all construction-related direct labor and material costs, as well as indirect construction costs. Indirect costs include general engineering, taxes and the cost of money. The cost of renewals and betterments that extend the useful life of property, plant and equipment is also capitalized. The cost of repairs and replacements is charged to expense as incurred. Depreciation is generally computed using the straight-line method. The composite weighted-average depreciation rates were 3.5%, 3.5% and 3.4% for 1998, 1997 and 1996, respectively.

     When property, plant and equipment maintained by the Company's regulated operations are retired, the original cost plus the cost of retirement, less salvage, is charged to accumulated depreciation and amortization. When entire regulated operating units are sold or non-regulated properties are retired or sold, the property and related accumulated depreciation and amortization accounts are reduced, and any gain or loss is recorded in income, unless otherwise required by the Federal Energy Regulatory Commission (FERC).

     Impairment of Long-Lived Assets. The recoverability of long-lived assets and intangible assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluation is based on various analyses, including undiscounted cash flow projections.

     Unamortized Debt Premium, Discount and Expense. Premiums, discounts and expenses incurred in connection with the issuance of presently outstanding long-term debt are amortized over the terms of the respective issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations used to finance regulated assets and operations are amortized consistent with regulatory treatment of those items.

     Environmental Expenditures. Environmental expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed. Environmental expenditures relating to current or future revenues are expensed or capitalized as appropriate. Liabilities are recorded when environmental assessments and/or clean-ups are probable and the costs can be reasonably estimated. Certain of these environmental assessments and clean-up costs are expected to be recovered from Natural Gas Transmission customers and have, therefore, been deferred and are included in the Consolidated Balance Sheets as Environmental Clean-up Costs.

     Cost-Based Regulation. The Company's regulated operations are subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, certain assets and liabilities that result from the regulated ratemaking process are recorded that would not be recorded under generally accepted accounting principles for non-regulated entities. These regulatory assets and liabilities are classified in the Consolidated Balance Sheets as Regulatory Assets and Deferred Debits and Deferred Credits and Other Liabilities, respectively. The applicability of SFAS No. 71 is routinely evaluated, and factors such as the impact of competition and the necessity to discount cost based rates charged to customers are considered. Increasing competition might require companies to reduce their asset balances to reflect a market basis less than cost and to write off their associated regulatory assets. Management cannot predict the potential impact, if any, of increasing competition on future financial position or results of operations. However, the Company continues to position itself to effectively meet these challenges by maintaining competitive prices.

     Revenues. Revenues on transportation and storage of natural gas are recognized as service is provided. Revenues on sales of natural gas and petroleum products are recognized in the period of delivery. When rate cases are pending final approval, a portion of the revenues is subject to possible refund. Reserves have been established where required for such cases.

                                 DUKE CAPITAL

Note 1. Summary of Significant Accounting Policies -- Continued

     The Company recognizes revenues from engineering and consulting services provided through costs plus fee contracts based on the costs incurred during the period plus a pro rata portion of the total fee earned. Revenues from services provided through fixed price contracts are recognized using the percentage-of-completion method, primarily based on contract costs to date compared with the total estimated contract costs.

     The Company recognizes profits from sales of residential real estate development projects at closing. Profit is recognized under the accrual method using estimates of average gross profit per developed lot within the project based on total estimated project costs. Gains on commercial real estate development projects are recognized under the accrual method. Gains on land trades are recognized based on the fair market value of the land received, adjusted for any cash consideration, as compared to the cost of the land traded.

     Allowance for Funds Used During Construction (AFUDC). AFUDC represents the estimated debt and equity costs of capital funds necessary to finance the construction of new regulated facilities. AFUDC is a non-cash item and is recognized as a cost of Property, Plant and Equipment, with offsetting credits to Other Income and Expenses and to Interest Expense. After construction is completed, the Company is permitted to recover these costs, including a fair return, through their inclusion in rate base and in the provision for depreciation. Rates used for capitalization of AFUDC by the Company's regulated operations are calculated in compliance with FERC rules.

     Income Taxes. Duke Energy and its subsidiaries file a consolidated federal income tax return. Federal income taxes have been provided by the Company on the basis of its separate company income and deductions in accordance with established practices of the consolidated group. Deferred income taxes have been provided for temporary differences. Temporary differences occur when events and transactions recognized for financial reporting result in taxable or tax-deductible amounts in different periods. Investment tax credits have been deferred and are being amortized over the estimated useful lives of the related properties.

     Extraordinary Items. In January 1998, TEPPCO Partners, L.P. (TEPPCO), in which a subsidiary of the Company has a 2% general partner interest and a 19.1% limited partner interest, redeemed certain First Mortgage Notes. A non-cash extraordinary loss of $8 million, net of income tax of $5 million, was recorded related to costs of the early retirement of debt.

     On October 1, 1996, Texas Eastern Transmission Corporation (TETCO), a subsidiary of the Company, redeemed $150 million, 10% debentures and $100 million, 10 1/8% debentures due 2011. TETCO recorded a non-cash extraordinary item of $17 million, net of income tax of $10 million, related to the unamortized discount on this early retirement of debt.

     Reclassifications. Certain amounts have been reclassified in the Consolidated Financial Statements to conform to the current presentation.

     New Accounting Standard. In September 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. The Company is required to adopt this standard by January 1, 2000. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities and measured at fair value, and it defines the accounting for changes in the fair value of the derivatives depending on the intended use of the derivative. The Company is currently reviewing the expected impact of SFAS No. 133 on consolidated results of operations and financial position.

Note 2. Business Combinations

     PanEnergy Corp (PanEnergy). On June 18, 1997, Duke Power Company (Duke Power) changed its name to Duke Energy Corporation and completed a stock-for-stock merger with PanEnergy. Subsequently, the common stock of PanEnergy was contributed by Duke Energy to the Company. The combination of the Company and PanEnergy was accounted for similar to a pooling of interests; therefore, the Consolidated Financial Statements and other financial information included in this Annual Report for periods prior to the combination include the combined historical financial results of the Company and PanEnergy.

                                 DUKE CAPITAL

Note 2. Business Combinations -- Continued

     Operating revenues and net income previously reported by the separate companies and the combined amounts presented in the accompanying Consolidated Statements of Income are as follows:

                                                       Year Ended December 31, 1996
                                              ----------------------------------------------
                                              Duke Capital  PanEnergy  Adjustments  Combined
                                              ------------  ---------  -----------  --------
                                                               In millions
       Operating revenues................         $272       $7,505      $ 39       $7,816
       Income before extraordinary item..         $ 38       $  361         -       $  399
       Net income........................         $ 38       $  344         -       $  382

     The adjustment to operating revenues is a reclassification of PanEnergy's equity in earnings of unconsolidated affiliates from other income to revenues to be consistent with the Company's financial statement presentation.

     Duke/Louis Dreyfus, L.L.C. On June 17, 1997, the Company acquired the remaining 50% ownership interest in D/LD from affiliates of Louis Dreyfus Corp. for $247 million. D/LD markets electric power, natural gas and energy-related services to utilities, municipalities and other large energy users in North America. The acquisition was accounted for by the purchase method, and the assets and liabilities and results of operations of D/LD have been consolidated in the Company's financial statements since the date of purchase. The purchase price substantially represents goodwill.

     Duke/UAE L.L.C. During December 1997, a wholly owned subsidiary of the Company formed a joint venture with UAE Ref-Fuel L.L.C. (UAE), a wholly owned subsidiary of United American Energy Corp. The Company owns a 65% interest in the joint venture, with UAE owning a 35% minority interest. The joint venture acquired a 50% ownership interest in American Ref-Fuel Company, a waste-to-energy firm with operations primarily in New York and New Jersey. Thus, the Company has an indirect 32.5% ownership interest in American Ref-Fuel Company and provided $237 million of investment and financing to the venture.

     Duke Energy Trading and Marketing, L.L.C. On August 1, 1996, a wholly owned subsidiary of the Company formed a natural gas and power marketing joint venture with Mobil Corporation affiliates. The marketing company conducts business as Duke Energy Trading and Marketing, L.L.C. in the United States and as Duke Energy Marketing L.P. in Canada. The Company operates the joint venture and owns a 60% interest, with Mobil Corporation owning a 40% minority interest.

Note 3. Business Segments

     The Company is an integrated energy and energy services provider with the ability to offer physical delivery and management of both electricity and natural gas throughout the United States and abroad. The Company provides these and other services through six business segments:

     .    Natural Gas Transmission

     .    Field Services

     .    Trading and Marketing

     .    Global Asset Development

     .    Other Energy Services

     .    Real Estate Operations

     These segments were defined as a result of the Company adopting SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     Natural Gas Transmission, through its Northeast Pipelines, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states. Until the expected sale of the Midwest Pipelines in early 1999, Natural Gas Transmission also provides interstate transportation and storage services in the midwest states. See further discussion of the proposed sale of the Midwest Pipelines in Note 11 to the Consolidated Financial Statements. The interstate natural gas transmission and storage operations are also subject to the rules and regulations of the FERC.

                                 DUKE CAPITAL

Note 3. Business Segments -- Continued

     Field Services gathers, processes, transports and markets natural gas and produces and markets NGLs. Field Services operates gathering systems in ten states that serve major gas-producing regions in the Rocky Mountain, Permian Basin, Mid-Continent and Gulf Coast areas.

     Trading and Marketing markets natural gas, electricity and other energy-related products across North America. Duke Energy owns a 60% interest in Trading and Marketing's operations, with Mobil Corporation owning a 40% minority interest.

     Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy Power Services, LLC (Duke Energy Power Services) and Duke Energy International, LLC (Duke Energy International).

     Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc., Duke/Fluor Daniel and DukeSolutions, Inc.

     Real Estate Operations conducts its business through Crescent Resources, Inc., which develops commercial and residential real estate projects and manages forest holdings in the southeastern United States.

                                 DUKE CAPITAL

Note 3. Business Segments -- Continued

Business Segment Data


                                                                                             Depreciation   Capital and
                                          Unaffiliated  Intersegment      Total                   and        Investment     Segment
                                            Revenues      Revenues      Revenues     EBIT    Amortization   Expenditures    Assets
                                          ------------  ------------    --------   --------  ------------   ------------   ---------
                                                                                   In millions
 Year Ended December 31, 1998
 Natural Gas Transmission.............      $ 1,426       $ 102         $ 1,528     $  702       $215          $  290       $ 4,996
 Field Services.......................        2,094         545           2,639         76         80             304         1,893
 Trading and Marketing................        8,614         171           8,785        122         11               8         3,233
 Global Asset Development.............          237          82             319         80         31           1,027         2,061
 Other Energy Services................          521          --             521         10         12              41           376
 Real Estate Operations...............          181          --             181        142          6             217           724
 Other Operations.....................          (14)         26              12          5         30              27           759
 Eliminations.........................           --        (926)           (926)        --         --              --          (186)
                                            -------       -----         -------     ------       ----          ------       -------
   Total Consolidated.................      $13,059       $  --         $13,059     $1,137       $385          $1,914       $13,856
                                            =======       =====         =======     ======       ====          ======       =======
 Year Ended December 31, 1997
 Natural Gas Transmission.............      $ 1,468       $ 104         $ 1,572     $  624       $229          $  247       $ 5,059
 Field Services.......................        2,481         574           3,055        157         71             157         1,855
 Trading and Marketing................        7,411          78           7,489         44          7              18         1,857
 Global Asset Development.............          109          14             123          5          9             348           988
 Other Energy Services................          361          15             376         18          6              47           223
 Real Estate Operations...............          124          --             124         98          4             223           594
 Other Operations.....................          (39)         --             (39)       (73)        16             247           855
 Eliminations.........................           --        (785)           (785)        --         --              --          (334)
                                            -------       -----         -------     ------       ----          ------       -------
   Total Consolidated.................      $11,915       $  --         $11,915     $  873       $342          $1,287       $11,097
                                            =======       =====         =======     ======       ====          ======       =======
 Year Ended December 31, 1996
 Natural Gas Transmission.............      $ 1,470       $  86         $ 1,556     $  595       $228          $  194       $ 5,186
 Field Services.......................        2,216         421           2,637        152         59             531         1,709
 Trading and Marketing................        3,773          41           3,814         58          4               7         1,404
 Global Asset Development.............           65           7              72         --          7              35           522
 Other Energy Services................          203           1             204         20          3              39           130
 Real Estate Operations...............          114          --             114         88          4             115           446
 Other Operations.....................          (25)         --             (25)       (24)         4              40           655
 Eliminations.........................           --        (556)           (556)        --         --              --          (300)
                                            -------       -----         -------     ------       ----          ------       -------
   Total Consolidated.................      $ 7,816       $  --         $ 7,816     $  889       $309          $  961       $ 9,752
                                            =======       =====         =======     ======       ====          ======       =======

     The Company's reportable segments are strategic business units that offer different products and services and are each managed separately. Management evaluates segment performance based on earnings before interest and taxes
(EBIT). Segment earnings before interest and taxes, presented in the accompanying table, includes intersegment sales accounted for at prices representative of unaffiliated party transactions. Segment assets are provided as additional information in the accompanying table and are net of intercompany advances, intercompany notes receivable and investments in subsidiaries.

     Other Operations primarily includes communication services and certain unallocated corporate costs.

Note 4. Regulatory Matters

     Natural Gas Transmission. The Company's interstate natural gas pipelines primarily provide transportation and storage services pursuant to FERC Order
636. Order 636 allows pipelines to recover eligible costs resulting from implementation of the order (transition costs). In 1994, the FERC approved TETCO's settlement resolving regulatory issues related primarily to Order 636 transition costs and a number of other issues related to services prior to Order
636. Under the 1994

                                 DUKE CAPITAL

Note 4. Regulatory Matters -- Continued

settlement, TETCO's liability for transition costs was estimated based on the amount of producers' natural gas reserves and other factors. This settlement provided for the recovery of certain of these transition costs from customers through volumetric and reservation charges. In 1995, based upon producers' discoveries of additional natural gas reserves, TETCO increased the estimated liabilities for transition costs by $126 million, increased regulatory assets by $86 million for amounts expected to be collected from customers and recognized a $40 million charge to operating expenses ($26 million after tax). In 1998, TETCO favorably resolved all remaining gas purchase contracts, recognizing $39 million of income ($24 million after tax).

     On August 29, 1998, the FERC approved a settlement filed by TETCO, which accelerates recovery of natural gas transition costs and reduces depreciation expense to more appropriately reflect the estimated useful lives of its facilities, principally interstate natural gas pipelines. Prior to the settlement, the Company reviewed the condition of its natural gas pipeline facilities and current maintenance practices, and concluded that extension of the useful lives was appropriate. These facilities have a book value of approximately $1.8 billion, net of accumulated depreciation of $2.6 billion. The new weighted average rate of depreciation for storage and transportation plant is approximately 1.25%. Implementation of the settlement began October 1, 1998, and a rate moratorium will be in effect until 2004. The settlement reduces customer rates as a result of the reduced depreciation expense offset through 2001 by the accelerated recovery of natural gas transition costs. The settlement is not expected to have a material effect on the net results of operations or financial position of the Company.

     On April 1, 1992 and November 1, 1992, Panhandle Eastern Pipe Line Company
(PEPL) placed into effect, subject to refund, general rate increases. On February 26, 1997, the FERC approved PEPL's settlement agreement which provided final resolution of refund matters and established prospective rates. The agreement terminated other actions relating to these proceedings as well as PEPL's restructuring of rates and transition cost recoveries related to FERC Order 636. The settlement will not have a material impact on future operating revenues or financial position of the Company. As a result of the resolution of these and certain other proceedings, PEPL refunded $38 million to customers in 1997 and recorded earnings before interest and taxes of $33 million and $8 million in 1997 and 1996, respectively.

     Global Asset Development. Two California electric generating plants, Moss Landing and Oakland, sell electricity under the terms of Reliability Must Run
(RMR) Agreements with the California Independent System Operator (ISO), which purchases electricity at FERC regulated rates. The Company has not received final approval from the FERC with respect to the electric rates charged by the two plants, and, therefore, the rates are subject to partial refund. Management believes that the final resolution of this matter will not have a material adverse effect on consolidated results of operations or financial position.

Note 5. Income Taxes

       Income Tax Expense

                                               For the Years Ended December 31,
                                               --------------------------------
                                                 1998       1997        1996
                                               --------   ---------   ---------
                                                        In millions
       Current income taxes
         Federal..............................   $200       $ 96          $123
         State................................     40         28            26
                                                 ----       ----          ----
           Total current income taxes.........    240        124           149
                                                 ----       ----          ----
       Deferred income taxes, net
         Federal..............................     59        122            90
         State................................     11         11            13
                                                 ----       ----          ----
           Total deferred income taxes, net...     70        133           103
                                                 ----       ----          ----
       Total income tax expense...............   $310       $257          $252
                                                 ====       ====          ====

                                 DUKE CAPITAL

Note 5. Income Taxes -- Continued

        Income Tax Expense Reconciliation to Statutory Rate

                                                                           For the Years Ended December 31,
                                                                           --------------------------------
                                                                              1998        1997       1996
                                                                           ----------  ---------  ---------
                                                                                    In millions
       Income tax, computed at the statutory rate of 35%..........           $ 290       $ 223      $ 228
       Adjustments resulting from:
         State income tax, net of federal income tax effect.......              33          25         26
         Other items, net.........................................             (13)          9         (2)
                                                                             -----       -----      -----
       Total income tax expense...................................           $ 310       $ 257      $ 252
                                                                             =====       =====      =====
       Effective tax rate.........................................            37.3%       40.3%      38.7%

       Net Deferred Income Tax Liability Components

                                                                                            December 31,
                                                                                  ------------------------------
                                                                                     1998                 1997
                                                                                  -----------          ---------
                                                                                            In millions
       Deferred credits and other liabilities...........................           $   108              $   286
       Alternative minimum tax credit carryforward (a)..................                30                   30
       Other............................................................                 7                    8
                                                                                   -------              -------
         Total deferred income tax assets...............................               145                  324
       Valuation allowance..............................................               (52)                 (47)
                                                                                   -------              -------
         Net deferred income tax assets.................................                93                  277
                                                                                   -------              -------
       Investments and other assets.....................................              (109)                (130)
       Prefunded pension costs..........................................              (103)                (106)
       Property, plant and equipment....................................            (1,025)              (1,007)
       Regulatory assets and deferred debits............................               (91)                (135)
       Natural gas transition costs.....................................               (62)                 (68)
       Other............................................................               (66)                 (99)
                                                                                   -------              -------
         Total deferred income tax liabilities..........................            (1,456)              (1,545)
                                                                                   -------              -------
       State deferred income tax, net of federal tax effect.............               (97)                 (96)
                                                                                   -------              -------
       Net deferred income tax liability................................           $(1,460)             $(1,364)
                                                                                   =======              =======

       _______________________
       (a) The alternative minimum tax credit carryforward can be carried forward indefinitely.

     In 1990, PanEnergy established a provision for certain tax issues related to the purchase of TEC, which resulted in an increase in goodwill and deferred income tax liability. If tax benefits relating to the valuation allowance for deferred income tax assets and other tax reserves are recognized subsequent to December 31, 1998, approximately $29 million will be allocated as an adjustment to goodwill.

Note 6. Risk Management and Financial Instruments

     The Company, primarily through Trading and Marketing, manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements and options (collectively, "commodity instruments"). Energy commodity forward contracts involve physical delivery of an energy commodity. Energy commodity futures involve the buying or selling of natural gas, electricity or other energy-related commodities at a fixed price. Over-the-counter swap agreements require the Company to receive or make payments based on the difference between a specified price and the actual price of the underlying commodity. Energy commodity options held to mitigate price risk provide the right, but not the requirement, to buy or sell energy-related commodities at a fixed price.

                                 DUKE CAPITAL

Note 6. Risk Management and Financial Instruments -- Continued

     Commodity Instruments -- Trading. The Company engages in the trading of commodity instruments, and therefore experiences net open positions. The Company manages open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. These policies include statistical risk tolerance limits using historical price movements to calculate a daily earnings at risk measurement. The weighted-average life of the Company's commodity risk portfolio was approximately 11 months at December 31, 1998. During 1998, 1997 and 1996, net gains of $114 million, $34 million and $25 million, respectively, were recognized from trading natural gas commodity derivatives. During 1998, net gains of $14 million were recognized from trading electricity commodity instruments. Net gains related to trading electricity commodity instruments were not material during 1997 and 1996. As of December 31, 1998 and 1997, the absolute notional contract quantity of natural gas commodity derivatives held for trading purposes was 11,149 billion cubic feet (Bcf) and 5,408 Bcf, respectively. As of December 31, 1998, the absolute notional contract quantity of electricity commodity instruments held for trading purposes was 112,867 gigawatt hours (GWh). As of December 31, 1997, outstanding electricity commodity instruments were not material. At December 31, 1998 and 1997, other outstanding energy-related commodity derivatives held for trading purposes were not material.

       Commodity Instruments -- Trading

                                                   1998                          1997
                                           ---------------------       --------------------
                                            Assets   Liabilities       Assets   Liabilities
                                           --------  -----------       -------  -----------
                                                                In millions
       Fair value at December 31........    $1,853      $1,749           $617      $588
       Average fair value for the year..       685         646            384       369

     Commodity Derivatives -- Non-Trading. At December 31, 1998 and 1997, the Company held or issued several derivatives that reduce exposure to market fluctuations relative to price and transportation costs of natural gas, electricity and petroleum products. The Company's market exposure arises from natural gas storage inventory balances and fixed-price purchase and sale commitments that extend for periods of up to eight years. Futures, swaps and options are used to manage and hedge price and location risk related to these market exposures. Futures and swaps are also used to manage margins on underlying fixed-price purchase or sale commitments for physical quantities of natural gas, electricity and other energy-related commodities. Options are utilized to manage margins and to limit overall price risk exposure. The gains, losses and costs related to those commodity derivatives that qualify as a hedge are not recognized until the underlying physical transaction closes. At December 31, 1998, the Company had deferred net gains of $10 million related to commodity derivative hedges. As of December 31, 1998, the absolute notional contract quantity of commodity derivatives held for non-trading purposes was 218 Bcf of natural gas and 9,764 GWh of electricity. Commodity derivatives held for non-trading purposes were not material at December 31, 1997.

     Foreign Currency Derivatives. Trading and Marketing enters into foreign currency swap agreements to manage foreign currency risks associated with energy contracts denominated in foreign currencies. The agreements, with a notional contract amount of approximately $120 million, begin in the year 2000 and extend to the year 2005. The weighted average fixed exchange rate for the agreements is
1.472 Canadian dollars to U.S. dollars. The fair value of these agreements was not material at December 31, 1998.

     Market and Credit Risk. New York Mercantile Exchange (Exchange) traded futures and option contracts are guaranteed by the Exchange and have nominal credit risk. On all other transactions previously described, the Company is exposed to credit risk in the event of nonperformance by the counterparties. For each counterparty, the Company analyzes the financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis. The change in market value of exchange-traded futures and options contracts requires daily cash settlement in margin accounts with brokers. Swap contracts and most other over-the-counter instruments are generally settled at the expiration of the contract term and may be subject to margin requirements with the counterparty.

     Financial Instruments. In 1996, TETCO received $99 million from the financing of the right to collect certain Order 636 natural gas transition costs, with limited recourse. At December 31, 1998 and 1997, $17 million and $53 million, respectively, remained outstanding related to the transition cost recovery rights and were included in the Consolidated Balance

                                 DUKE CAPITAL

Note 6. Risk Management and Financial Instruments -- Continued

Sheets as Other Current Liabilities and Deferred Credits and Other Liabilities. Management believes the probability that the Company will be required to perform under the recourse provisions is remote.

     The fair value of financial instruments is summarized in the following table. Judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined as of December 31, 1998 and 1997 are not necessarily indicative of the amounts the Company could have realized in current market exchanges. The majority of the estimated fair value amounts were obtained from independent parties.

     Financial Instruments

                                                                       1998                      1997
                                                            -------------------------   ------------------------
                                                                         Approximate                 Approximate
                                                            Book Value    Fair Value    Book Value    Fair Value
                                                            ----------   -----------    ----------   -----------
                                                                                In millions
     Long-term debt (a)..................................      $3,142         $3,341       $2,942         $3,079
     Guaranteed preferred beneficial interests in
       subordinated notes of the Company.................         580            590            -              -

     _____________

     (a) Includes current maturities.

     The fair value of cash and cash equivalents, notes receivable and notes payable and commercial paper are not materially different from their carrying amounts because of the short-term nature of these instruments or because the stated rates approximate market rates.

     Guarantees made to affiliates or recourse provisions from affiliates and the sales agreement for Order 636 natural gas transition cost recovery have no book value associated with them, and there are no fair values readily determinable since quoted market prices are not available.

Note 7. Investment in Affiliates

     Investments in domestic and international affiliates which are not controlled by the Company but where the Company has significant influence over operations are accounted for by the equity method. These investments include undistributed earnings of $5 million and $21 million in 1998 and 1997, respectively. The Company's share of net income from these affiliates are reflected in the Consolidated Statements of Income as Other Operating Revenues.

     Natural Gas Transmission. Investments primarily include ownership interests in natural gas pipeline joint ventures which transport gas from Canada to the United States. Investments include a 37.5% ownership interest in Maritimes & Northeast Pipeline and a 9.8% ownership interest in Alliance Pipeline.

     Field Services. Investments primarily include a 37% interest in a partnership which owns natural gas gathering systems in the Gulf of Mexico (Dauphin Island Gathering Partners) and a 21.1% interest in TEPPCO.

     Global Asset Development. Global Asset Development has investments in various natural gas and electric generation and transmission facilities worldwide. Significant investments include a 32.5% indirect interest in American Ref-Fuel Company, a 9.76% indirect interest in Hidroelectrica Piedra del Aguila S.A., and a 25% indirect interest in National Methanol Company, which owns and operates a methanol and MTBE (methyl tertiary butyl ether) plant in Jubail, Saudi Arabia.

     Other Energy Services. Investments include the participation in various construction and support activities for fossil-fueled generating plants.

     Real Estate Operations. Investments include various real estate development projects.

     Other Operations. Investments include a 20% interest in the BellSouth PCS L.P. joint venture, which provides wireless personal communication services.

                                 DUKE CAPITAL

Note 7. Investment in Affiliates -- Continued

Investment in Affiliates

                                   December 31, 1998                 December 31, 1997                 December 31, 1996
                             ------------------------------   ------------------------------    -------------------------------
                             Domestic  International  Total   Domestic  International  Total    Domestic   International  Total
                             --------  -------------  -----   --------  -------------  -----    --------   -------------  -----
                                                                         In millions
Natural Gas Transmission....     $104        $ 37      $141       $ 67        $ --      $ 67        $ 46         $ --      $ 46
Field Services..............      303          --       303        160          --       160         130           --       130
Global Asset Development....      171         223       394        174         208       382          14          184       198
Other Energy Services.......       19          23        42         16          10        26          50            1        51
Real Estate Operations......        5          --         5          2          --         2           5           --         5
Other Operations............       17          --        17         36          13        49          60           13        73
                                 ----        ----      ----       ----        ----      ----        ----         ----      ----
Total.......................     $619        $283      $902       $455        $231      $686        $305         $198      $503
                                 ====        ====      ====       ====        ====      ====        ====         ====      ====

Equity in Earnings of Investment

                                   December 31, 1998                 December 31, 1997                 December 31, 1996
                             ------------------------------   ------------------------------    -------------------------------
                             Domestic  International  Total   Domestic  International  Total    Domestic   International  Total
                             --------  -------------  -----   --------  -------------  -----    --------   -------------  -----
                                                                         In millions
Natural Gas Transmission....     $ 14        $  3      $ 17       $ 8         $--       $  8        $  5         $ --      $  5
Field Services..............        9          --         9        19          --         19          12           --        12
Global Asset Development....       50          18        68         8          21         29           6           19        25
Other Energy Services.......        1          13        14         4           8         12          19            2        21
Real Estate Operations......       --          --        --        --          --         --          --           --        --
Other Operations............      (29)         --       (29)      (30)         --        (30)        (31)           1       (30)
                                 ----        ----      ----       ---         ---       ----        ----         ----      ----
Total.......................     $ 45        $ 34      $ 79       $ 9         $29       $ 38        $ 11         $ 22      $ 33
                                 ====        ====      ====       ===         ===       ====        ====         ====      ====

Summarized Combined Financial Information of Unconsolidated Subsidiaries

                                                                                                          December 31,
                                                                                                 ------------------------------
                                                                                                   1998       1997       1996
                                                                                                 --------   --------   --------
                                                                                                           In millions
Balance Sheet
 Current Assets................................................................................    $  848     $  642     $1,025
 Noncurrent Assets.............................................................................     7,340      5,868      5,661
 Current Liabilities...........................................................................     1,084        758        879
 Noncurrent Liabilities........................................................................     3,884      3,257      3,462
                                                                                                   ------     ------     ------
   Net Assets..................................................................................    $3,220     $2,495     $2,345
                                                                                                   ======     ======     ======
Income Statement
 Operating Revenues............................................................................    $1,667     $  905     $3,133
 Operating Expenses............................................................................     1,166        703      2,494
 Net Income....................................................................................       263         72        160

     The Company had outstanding notes receivable from certain affiliates of $80 million and $87 million at December 31, 1998 and 1997, respectively.

                                 DUKE CAPITAL

Note 8. Property, Plant and Equipment

     Property, Plant And Equipment
                                                        December 31,
                                                     -----------------
                                                       1998      1997
                                                     -------   -------
                                                         In millions
     Natural gas transmission.....................   $ 6,194   $ 6,094
     Gathering and processing ....................     1,409     1,315
     Construction work in progress................       469       351
     Other property and equipment.................     2,948     1,936
                                                     -------   -------
       Total Property, Plant and Equipment........   $11,020   $ 9,696
                                                     =======   =======

     Accumulated Depreciation

                                                        December 31,
                                                     -----------------
                                                       1998      1997
                                                     -------   -------
                                                         In millions
     Natural gas transmission.....................   $ 2,585   $ 2,459
     Gathering and processing.....................       482       444
     Other........................................       799       728
                                                     -------   -------
       Total Accumulated Depreciation.............   $ 3,866   $ 3,631
                                                     =======   =======

     On July 1, 1998, a subsidiary of Duke Energy purchased three electric generating stations in California for $501 million from Pacific Gas & Electric Company. These stations have a combined capacity of 2,645 megawatts. Two of the three plants, Moss Landing and Oakland, are subject to the terms of RMR Agreements with the California ISO. The cost of these facilities is included within "Other property and equipment" above.

                                 DUKE CAPITAL

NOTE 9. Debt and Credit Facilities

  Long-term Debt

                                                                                               December 31,
                                                                                            ------------------
                                                                                Year Due      1998      1997
                                                                              ------------  --------  --------
                                                                                                In millions
  Duke Capital Corporation
  Senior Notes:
     6 1/4%.................................................................       2005       $  250    $   --
     6 3/4%.................................................................       2018          150        --
  Commercial paper, 5.73% and 6.03% weighted-average rate at December 31,
     1998 and 1997, respectively............................................                     500       800
  Other debt................................................................                      24        --
  PanEnergy
  Bonds:
     7 3/4%.................................................................       2022          328       328
     8 5/8% Debentures......................................................       2025          100       100
  Notes:
     9.55% - 9.9%, maturing serially........................................   1998 - 2003        59        73
     7% - 8 5/8%............................................................   1999 - 2006       450       450
  TETCO
  Notes:
     8% - 10 3/8%...........................................................   2000 - 2004       500       500
     Medium term, Series A, 7.64 - 9.07%....................................   1999 - 2012       100       100
  Algonquin Gas Transmission Company
  9.13% Notes...............................................................       2003          100       100
  Panhandle Eastern Pipe Line Company (PEPL)
  7 7/8% Note...............................................................       2004          100       100
  7.2% - 7.95% Debentures...................................................   2023 - 2024       200       200
  Crescent Resources, Inc (a)
  Construction and mortgage loans, 5.21% - 7. 10%...........................   1998 - 2011        69       117
  Revolving credit facilities, 5.98% and 6.30% weighted-average rate at
     December 31, 1998 and 1997, respectively...............................       2001          100        77
  Global Asset Development
  5.2% - 18% Notes..........................................................   1999 - 2004       111        --
  Other debt of subsidiaries................................................                      13        --
  Unamortized debt discount and premium, net................................                     (12)       (3)
                                                                                              ------    ------
  Total long-term debt......................................................                   3,142     2,942
  Current maturities of long-term debt .....................................                    (258)      (23)
                                                                                              ------    ------
  Total long-term portion...................................................                  $2,884    $2,919
                                                                                              ======    ======

     ______________

     (a) Substantial amounts of Crescent Resources' real estate development projects, land and buildings were pledged as collateral.

     The annual maturities of consolidated long-term debt at December 31, 1998 were $258 million, $208 million, $234 million, $127 million and $270 million for 1999 through 2003, respectively. Such payments exclude $628 million of long-term debt that matures after 2003 which have call options whereby the Company has the option to repay the debt early. Based on the years in which the Company may first exercise their redemption options, $328 million could potentially be repaid in 2002, $200 million in 2003 and $100 million thereafter.

                                 DUKE CAPITAL

Note 9. Debt and Credit Facilities -- Continued

     Credit Facilities

                                                                                         December 31,
                                                                      ----------------------------------------------------
                                                                               1998                        1997
                                                                      ------------------------    ------------------------
                                                                        Credit                      Credit
                                                                      Facilities   Outstanding    Facilities   Outstanding
                                                                      ----------   -----------    ----------   -----------
                                                                                           In millions
   364-day facilities (a).........................................        $  600         $ --         $  300        $--
   Four-year revolving facilities.................................           125          100            125         77
   Five-year revolving facilities (a).............................           950           --            950         --
                                                                          ------         ----         ------        ---
   Total Consolidated.............................................        $1,675         $100         $1,375        $77
                                                                          ======         ====         ======        ===

 ___________
 (a) Supported commercial paper facilities.

     Notes Payable and Commercial Paper

                                                                 December 31,
                                                                --------------
                                                                 1998    1997
                                                                ------  ------
                                                                  In millions

     Credit facilities outstanding...........................    $ 100  $   77
     Note payable............................................        4       4
     Commercial paper outstanding............................      525     934
                                                                 -----  ------
                                                                   629   1,015

     Less portion classified as long-term
       Credit facilities.....................................     (100)    (77)
       Commercial paper......................................     (500)   (800)
                                                                 -----  ------
     Portion classified as short-term........................    $  29  $  138
                                                                 =====  ======

     The weighted average interest rate on outstanding short-term notes payable and commercial paper at December 31, 1998 and 1997 was 5.73% and 6.03%, respectively.

Note 10. Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Capital

     The Company has formed business trusts for which it owns all the respective common securities. The trusts issue and sell preferred securities and invest the gross proceeds in assets of the trusts. Substantially all the assets of each trust are junior subordinated notes issued by the Company.

  Trust Preferred Securities

                                                       December 31,
                                                      --------------
   Issued                                     Rate     1998    1997    Junior Subordinated Notes
   ------                                     ----     ----    ----    -------------------------
                                                        In millions
   1998....................................   7 3/8%    $250     --    7 3/8% Series A due 2038
   1998....................................   7 3/8%     350     --    7 3/8% Series B due 2038
   Unamortized debt discount...............              (20)    --
                                                        ----    ---
                                                        $580     --
                                                        ====    ===

     These trust preferred securities represent preferred undivided beneficial interests in the assets of the respective trusts. Payment of distributions on these preferred securities is guaranteed by the Company, but only to the extent the trusts have funds legally and immediately available to make such distributions. Dividends of $18 million related to the trust preferred securities have been included in the Consolidated Statements of Income as Minority Interests for the year ended December 31, 1998.

                              DUKE CAPITAL

Note 11. Commitments and Contingencies

     Future Construction Costs. Projected 1999 capital and investment expenditures for Natural Gas Transmission, including allowance for funds used during construction, are approximately $400 million and do not include projections related to the Midwest Pipelines which are expected to be sold in early 1999. These projections include the completion of the Maritimes & Northeast Pipeline project, which will deliver natural gas to markets in the Canadian Maritimes provinces and the northeastern United States from a supply basin offshore Nova Scotia. These projections also include other market expansion projects and costs relating to existing assets.

     The Company plans to continue to significantly grow several of its business segments: Field Services, Global Asset Development, Trading and Marketing and Other Energy Services. Expansion opportunities for Field Services include the planned $1.35 billion acquisition of the natural gas gathering, processing, fractionation and NGL pipeline business of Union Pacific Resources along with its natural gas and NGL marketing activities. The transaction is expected to close in the first half of 1999.

     Expansion opportunities for Global Asset Development's international division, Duke Energy International, include the $315 million purchase of power generation and transmission assets in western Australia and New Zealand, including an ownership interest in a pipeline in western Australia. This acquisition also includes a development proposal for a cogeneration plant and a portfolio of international and Australian-based projects. This transaction closed on January 22, 1999.

     Also, Duke Energy International recently purchased the rights to develop and operate the 500-mile Eastern Gas Pipeline project in eastern Australia. Construction of this $270 million pipeline project is scheduled to begin in July 1999 and completion is expected by the middle of 2000.

     Expansion opportunities for Global Asset Development's domestic division, Duke Energy Power Services, include the continuation of greenfield projects, such as the Bridgeport Energy project and the Maine Independence Station, a 520-megawatt combined cycle natural gas-fired merchant generation plant in Maine which is scheduled to begin producing power in the summer of 2000. Other expansion opportunities include the Hidalgo project, a 510-megawatt power plant to be built in south Texas, which is targeted to begin producing power in mid-2000. Other similar initiatives in 1999 for both Duke Energy International and Duke Energy Power Services will likely require significant capital and investment expenditures, which will be subject to periodic review and revision and may vary significantly depending on the value-added opportunities presented.

     Projected 1999 capital and investment expenditures for Trading and Marketing, Other Energy Services and Real Estate Operations are approximately $30 million, $90 million and $300 million, respectively. All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly depending on acquisition opportunities, market volatility, economic trends and the value-added opportunities presented.

     Environmental. The Company is subject to international, federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters.

     TETCO is currently conducting PCB (polychlorinated biphenyl) assessment and clean-up programs at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree. The programs include on- and off-site assessment, installation of on-site source control equipment and groundwater monitoring wells and on- and off-site clean-up work. TETCO completed the soil clean-up programs during 1998, subject to regulatory approval. Groundwater monitoring activities will continue at several sites beyond 1999.

     In 1987, the Commonwealth of Kentucky instituted a suit in state court against TETCO, alleging improper disposal of PCBs at TETCO's three compressor station sites in Kentucky. This suit is still pending. In 1996, TETCO completed clean-up of these sites under the U.S. Consent Decree.

     The Company has also identified environmental contamination at certain sites on the PEPL and Trunkline Gas Company (Trunkline) systems and has undertaken clean-up programs at these sites. The contamination resulted from the past use of lubricants in compressed air systems containing PCBs and the prior use of wastewater collection facilities and other on-site disposal areas. Soil and sediment testing, to date, has detected no significant off-site contamination. The Company has communicated with the Environmental Protection Agency and appropriate state regulatory agencies on these matters.

                                 DUKE CAPITAL

Note 11. Commitments and Contingencies -- Continued

Under the terms of the agreement with CMS Energy Corporation discussed in Other Commitments and Contingencies below, the Company is obligated to complete the PEPL and Trunkline clean-up programs at certain agreed-upon sites. These clean-up programs are expected to continue until 2001.

     At December 31, 1998 and 1997, remaining estimated clean-up costs on the TETCO, PEPL and Trunkline systems have been accrued and are included in the Consolidated Balance Sheets as Other Current Liabilities and Environmental Clean-up Liabilities. These cost estimates represent gross clean-up costs expected to be incurred, have not been discounted or reduced by customer recoveries and generally do not include fines, penalties or third-party claims. Costs to be recovered from customers are included in the Consolidated Balance Sheets as of December 31, 1998 and 1997, as Environmental Clean-up Costs.

     The federal and state clean-up programs are not expected to interrupt or diminish the Company's ability to deliver natural gas to customers. Based on experience to date and costs incurred for clean-up operations, management believes the resolution of matters relating to the environmental issues discussed above will not have a material adverse effect on consolidated results of operations or financial position.

     Litigation. On May 1, 1997, Citrus Trading Corporation (Citrus) and Enron Capital and Trade Resources Corporation, as successor to Enron Gas Marketing Corporation, filed suit in the District Court of Harris County, Texas, against Duke Energy LNG Sales, Inc. (formerly PanEnergy LNG Sales, Inc. and Pan National Gas Sales, Inc.), a subsidiary of the Company, alleging breach of a gas purchase contract (the Contract) for regasified LNG entered into between Citrus and Pan National Gas Sales, Inc. Plaintiffs alleged that Duke Energy LNG Sales, Inc. failed to deliver LNG pursuant to the terms of the Contract. The plaintiffs sought compensatory damages in unspecified amounts for losses allegedly incurred as a result of the contract breach as well as a declaratory judgment that Duke Energy LNG Sales, Inc.'s assertions of force majeure due to the interruption in the supply of LNG to Duke Energy LNG Sales, Inc. did not constitute force majeure under the Contract. A settlement was executed and the case was dismissed in December 1998.

     Under the terms of the agreement with CMS Energy Corporation discussed in Other Commitments and Contingencies below, the Company is retaining certain legal and tax liabilities, including the two matters specifically discussed below.

     On April 25, 1997, a group of affiliated plaintiffs that own and/or operate various pipeline and marketing companies and partnerships primarily in Kansas filed suit against PEPL, a subsidiary of the Company, in the U.S. District Court for the Western District of Missouri. The plaintiffs allege that PEPL has engaged in unlawful and anti-competitive conduct with regard to requests for interconnects with the PEPL system for service to the Kansas City area. Asserting that PEPL has violated the antitrust laws and tortiously interfered with the plaintiffs' business expectancies, the plaintiffs seek compensatory and punitive damages. Based on information currently available to the Company, management believes that the resolution of this matter will not have a material adverse effect on consolidated results of operations or financial position.

     On May 13, 1997, Anadarko Petroleum Corporation (Anadarko) filed suits against PEPL and other affiliates, as defendants, both in the United States District Court for the Southern District of Texas and state district court of Harris County, Texas. Pursuing only the federal court claim, Anadarko claims that it was effectively indemnified by the defendants against any responsibility for refunds of Kansas ad valorem taxes which are due purchasers of gas from Anadarko, retroactive to 1983. On October 20, 1998 and January 15, 1999, the FERC issued orders on ad valorem tax issues, finding that first sellers of gas were primarily liable for refunds. The FERC also noted that claims for indemnity or reimbursement among the parties would be better addressed by the United States District Court for the Southern District of Texas. The Company believes the resolution of this matter will not have a material adverse effect on consolidated results of operations or financial position.

     The Company and its subsidiaries are also involved in other legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts. Where appropriate, the Company has made accruals in accordance with SFAS No. 5, "Accounting for Contingencies," in order to provide for such matters. Management believes that the final disposition of these proceedings will not have a material adverse effect on consolidated results of operations or financial position.

                                 DUKE CAPITAL

Note 11. Commitments and Contingencies -- Continued

     Other Commitments and Contingencies. In January 1998, the Company acquired a 9.8% ownership in Alliance Pipeline. This pipeline is designed to transport natural gas from western Canada to the Chicago-area market center for distribution throughout North America. The pipeline is scheduled to begin commercial operation in late 2000. In addition to buying an ownership interest in the pipeline project, the Company has a contractual commitment for 67.25 million cubic feet per day of capacity on the line over 15 years for an estimated total of $315 million.

     In 1993, the U.S. Department of the Interior announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, and buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take substantial time to resolve. If required to reimburse or indemnify the producers, the Company's pipelines will file with the FERC to recover a portion of these costs from pipeline customers.

     Periodically, the Company may become involved in contractual disputes with natural gas transmission customers involving potential or threatened abrogation of contracts by the customers. If the customers are successful, the Company may not receive the full value of anticipated benefits under the contracts.

     In the normal course of business, certain of the Company's subsidiaries and affiliates enter into various contracts for energy services which contain certain schedule and performance requirements. Risk management techniques are used to mitigate their exposure associated with such contracts. Certain subsidiaries of the Company have guaranteed performance under some of these contracts. In addition, as of December 31, 1998, the Company and certain subsidiaries of the Company have guaranteed debt agreements of affiliates and have issued surety bonds and letters of credit.

     Management believes that these commitments and contingencies will not have a material adverse effect on consolidated results of operations or financial position.

     The Company, through its wholly owned subsidiaries, PanEnergy and TEC, entered into an agreement to sell PEPL, Trunkline and additional storage related to those systems (collectively, the PEPL Companies), which substantially comprise the Midwest Pipelines, along with Trunkline LNG Company (Trunkline
LNG), to CMS Energy Corporation (CMS Energy). The sales price of $2.2 billion involves cash proceeds of $1.9 billion and the assumption of existing PEPL debt of approximately $300 million. Management believes that the retention of certain assets and liabilities, such as the Houston office building, certain environmental, legal and tax liabilities, and substantially all intercompany balances, will not have a material adverse effect on consolidated results of operations or financial position. The sale will result in an after-tax gain of approximately $700 million and is contingent upon receipt of clearances under the Hart-Scott-Rodino Act. Closing is expected in early 1999. Total assets of the PEPL Companies and Trunkline LNG were $1.2 billion at December 31, 1998.

  Combined 1998 Operating Results of the PEPL Companies and Trunkline LNG (a)

                                                                 In millions
                                                                 -----------
        Operating Revenues....................................      $482
        Operating Expenses....................................       278
        Other Income, Net.....................................        10
                                                                    ----
          Earnings Before Interest and Taxes..................      $214
                                                                    ====

        _________
        (a) Excludes intercompany building rental revenue, allocated corporate expenses, building depreciation and certain other costs to be retained by the Company.

     Leases. The Company utilizes assets under operating leases in several areas of operations. Consolidated rental expense amounted to $41 million, $42 million and $50 million in 1998, 1997 and 1996, respectively. Future minimum rental payments under the Company's various operating leases for the years 1999 through 2003 are $43 million, $37 million, $28 million, $19 million and $12 million, respectively.

                                 DUKE CAPITAL

Note 12. Stock-Based Compensation

     The Company participates in Duke Energy's 1998 Stock Incentive Plan, under which stock options for up to fifteen million shares of common stock may be granted to key employees. The exercise price of each option granted under the plan equals the market price of Duke Energy's common stock on the date of grant. Vesting periods range from one to five years with a maximum exercise term of ten years.

     Effective with the merger, each share of PanEnergy common stock, outstanding immediately prior to the merger, was converted into the right to receive 1.0444 shares of Duke Energy common stock. Each option to purchase PanEnergy common stock, outstanding prior to the merger, was assumed by Duke Energy and became exercisable upon the same terms as under the applicable PanEnergy stock option plan and option agreement, except that these options became options to purchase shares of Duke Energy common stock, appropriately adjusted.

Note 13. Employee Benefit Plans

     Retirement Plans. Duke Energy and its subsidiaries have maintained multiple non-contributory defined benefit retirement plans covering most employees with minimum service requirements. Certain employees of the Company participate in either the PanEnergy plan or the Duke Energy plan.

     Through December 31, 1998 the PanEnergy plan provided retirement benefits
(i) for eligible employees of certain subsidiaries that are generally based on an employee's years of benefit accrual service and highest average eligible earnings, and (ii) for eligible employees of certain other subsidiaries under a cash balance formula. A cash balance plan participant accumulates a retirement benefit based upon a percentage, which may vary with age and years of service, of current eligible earnings and current interest credits. Effective January 1, 1999, the benefit formula under the plan, for all eligible employees, was changed to a cash balance formula.

     Other Company employees participate in the Duke Energy non-contributory defined benefit retirement plan. Effective January 1, 1997, this plan was amended to base a plan participant's benefit on a cash balance formula. Prior to January 1, 1997, the Duke Energy retirement plan benefits were based on an age-related formula, which took into account the participant's years of benefit accrual service and highest average eligible earnings.

     In connection with the expected 1999 sale of the Midwest Pipelines to CMS Energy, benefit accruals under the PanEnergy plan were frozen on December 31, 1998 for all participants who, as a result of the sale, will become employees of CMS Energy and its subsidiaries. Once the transfer of benefit obligation and related assets of the affected participants to CMS Energy is completed, the plan will be merged into the Duke Energy Plan.

     The Company's Policy and Duke Energy's policy is to fund amounts, as necessary, on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan participants. On December 30, 1997 assets and related liabilities of $236 million and $204 million, respectively, for certain PanEnergy participants were transferred to the Duke Energy plan. As a result of this transfer, no contributions to the Duke Energy plan were necessary in 1998 or 1997.

     The fair market value of Duke Energy's plan assets was $2,922 million and $2,725 million for December 31, 1998 and 1997, respectively. The projected benefit obligation was $2,540 million and $2,372 million for December 31, 1998 and 1997, respectively. The amount of pre-funded pension cost allocated to the Company as of December 31, 1998 and 1997 was $337 million and $303 million, respectively.

     Assumptions Used for Pension and Other Postretirement Benefits Accounting
(a)

                                                            1998   1997   1996
                                                            ----   ----   ----
                                                                Percent
     Discount rate.....................................     6.75   7.25   7.50
     Salary increase...................................     4.67   4.15   4.80
     Expected long-term rate of return on plan assets..     9.25   9.25   9.18
     Assumed tax rate, where applicable ...............    39.60  39.60  39.60

     ___________

     (a) Reflects weighted averages across all plans.

                                 DUKE CAPITAL

Note 13. Employee Benefit Plans -- Continued

     The Company's net periodic pension benefit, including amounts allocated by Duke Energy, for the years ending December 31, 1998, 1997 and 1996 was $37 million, $19 million and $19 million, respectively. In 1998, a significant amount of lump sum payouts was made from the plan resulting in a settlement gain of $10 million.

     Duke Energy and PanEnergy also sponsor employee savings plans, which cover substantially all employees. The Company expensed plan contributions, including amounts allocated by Duke Energy, of $21 million, $19 million and $14 million in 1998, 1997 and 1996, respectively.

     Other Postretirement Benefits. Duke Energy and most of its subsidiaries provide certain health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees become eligible for these benefits if they have met certain age and service requirements at retirement, as defined in the plans. Under plan amendments effective late 1998 and early 1999, health care benefits for future retirees were changed to limit employer contributions and medical coverage.

     Benefit costs are accrued over the active service period of employees to the date of full eligibility for the benefits. The net unrecognized transition obligation, resulting from the implementation of accrual accounting, is being amortized over approximately 20 years. With respect to the entire plan, the fair value of the plan assets was $305 million and $266 million at December 31, 1998 and 1997, respectively. The accumulated postretirement benefit obligation was $625 million and $667 million at December 31, 1998 and 1997, respectively.

     It is the Company's and Duke Energy's general policy to fund accrued postretirement health care costs. Duke Energy funds postretirement benefits through various mechanisms, including retired lives reserves, voluntary employee's beneficiary association trusts and 401(h) funding.

     The Company's net periodic postretirement benefit cost, including amounts allocated by Duke Energy, for the years ended December 31, 1998, 1997 and 1996, was $19 million, $17 million and $16 million, respectively.

     For measurement purposes, a 5% weighted average rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 4.75% for 2005 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

     Duke Energy's Sensitivity to Changes in Assumed Health Care Cost Trend
Rates

                                                                  1-Percentage-    1-Percentage-
                                                                  Point Increase   Point Decrease
                                                                 ---------------- ----------------
                                                                            In millions
     Effect on total of service and interest cost components....         $ 3              $ (2)
     Effect on postretirement benefit obligation................         $30              $(28)

Note 14. Related Party Transactions

     Certain balances due to or due from related parties included in the Consolidated Balance Sheets at December 31, 1998 and 1997 are as follows:

                                                         1998           1997
                                                         ----           ----
                                                             In millions
          Receivables................................    $  6           $ 18
          Accounts payable...........................     129             52
          Taxes accrued..............................      73             40

     Operating revenues of $85 million, $18 million and $23 million related to intercompany sales to Duke Energy are included in the Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996, respectively.

                                 DUKE CAPITAL

Note 15. Subsequent Event (Unaudited)

     On February 18, 1999, Duke Energy announced its intent to make a concurrent cash tender offer in Chilean pesos in Chile and the United States for 51% of the outstanding shares of Endesa-Chile. The estimated total cash outlay is approximately $2.1 billion based on current exchange rates. The offers will be contingent upon, among other things, certain Endesa-Chile shareholder approvals. If all approvals are obtained, the transactions are expected to be completed during the second quarter of 1999. Endesa-Chile controls and operates 10,247 megawatts of generating capacity in Argentina, Brazil, Chile, Colombia and Peru.

Note 16. Quarterly Financial Data (Unaudited)

                                                  First Quarter   Second Quarter   Third Quarter   Fourth Quarter    Total
                                                  -------------   --------------   -------------   --------------   -------
                                                                                   In millions
1998
Operating revenues.............................          $3,093           $2,895          $3,881          $3,190    $13,059
Operating income...............................             257              209             264             306      1,036
EBIT...........................................             303              219             280             335      1,137
Income before extraordinary item...............             147              108             117             147        519
Net income.....................................             139              108             117             147        511
1997
Operating revenues.............................          $2,747           $2,116          $3,544          $3,508    $11,915
Operating income...............................             298              146             175             217        836
EBIT...........................................             303              175             178             217        873
Net income.....................................             146               67              72              95        380

                         Independent Auditors' Report

Duke Capital Corporation:

     We have audited the accompanying consolidated balance sheets of Duke Capital Corporation (formerly Church Street Capital Corporation) and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, common stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     We previously audited and reported on the consolidated statements of income, retained earnings, and cash flows of Church Street Capital Corporation for the year ended December 31, 1996, prior to their restatement for the 1997 combination with PanEnergy Corp similar to a pooling of interests described in
Note 2 to the consolidated financial statements. The contribution of Church Street Capital Corporation and subsidiaries to revenues and net income represented 3% and 10% for 1996 of the respective restated totals. Separate financial statements of PanEnergy Corp and subsidiaries included in the restated consolidated statements of income, common stockholder's equity, and cash flows for the year ended December 31, 1996, were audited and reported on separately by other auditors. We also audited the combination of the accompanying consolidated statements of income, common stockholder's equity, and cash flows for the year ended December 31, 1996, after restatement for the 1997 combination with PanEnergy Corp similar to a pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in
Note 2 to the consolidated financial statements.

/s/ Deloitte & Touche LLP
Charlotte, North Carolina
February 12, 1999

                         Independent Auditors' Report

The Board of Directors
PanEnergy Corp:

     We have audited the consolidated statements of income, common stockholders' equity, and cash flows of PanEnergy Corp and subsidiaries for the year ended December 31, 1996 (not presented herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of PanEnergy Corp and subsidiaries for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ KPMG LLP
Houston, Texas
January 16, 1997

                    Responsibility for Financial Statements

     The financial statements of Duke Capital Corporation (the Company) are prepared by management, which is responsible for their integrity and objectivity. The statements are prepared in conformity with generally accepted accounting principles appropriate in the circumstances to reflect in all material respects the substance of events and transactions which should be included. The other information in the annual report is consistent with the financial statements. In preparing these statements, management makes informed judgments and estimates of the expected effects of events and transactions that are currently being reported.

     The Company's system of internal accounting control is designed to provide reasonable assurance that assets are safeguarded and transactions are executed according to management's authorization. Internal accounting controls also provide reasonable assurance that transactions are recorded properly, so that financial statements can be prepared according to generally accepted accounting principles. In addition, accounting controls provide reasonable assurance that errors or irregularities which could be material to the financial statements are prevented or are detected by employees within a timely period as they perform their assigned functions. The Company's accounting controls are continually reviewed for effectiveness. In addition, written policies, standards and procedures, and a strong internal audit program augment the Company's accounting controls.

/s/ Jeffrey L. Boyer
Jeffrey L. Boyer
Controller

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

  None.

                                   PART IV.

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

  (a) Consolidated Financial Statements and Supplemental Financial Data included in Part II of this annual report are as follows:

  Consolidated Financial Statements

     Consolidated Statements of Income for the Years Ended December 31, 1998, 1997 and 1996

     Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and 1996

     Consolidated Balance Sheets as of December 31, 1998 and 1997

     Consolidated Statements of Common Stockholder's Equity for the Years Ended December 31, 1998, 1997 and 1996

     Notes to Consolidated Financial Statements

     Independent Auditors Reports

  Quarterly Financial Data (unaudited) (included in Note 16 to the Consolidated Financial Statements)

  All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or notes thereto.

  (b) Reports on Form 8-K

  A Current Report on Form 8-K filed on November 5, 1998 contained disclosures under Item 5, Other Events, and Item 7, Financial Statements, Pro Forma Financial Information and Exhibits.

  A Current Report on Form 8-K filed on December 1, 1998 contained disclosures under Item 5, Other Events, and Item 7, Financial Statements, Pro Forma Financial Information and Exhibits.

  (c) Exhibits

  Exhibits filed herewith are designated by an asterisk (*). All exhibits not so designated are incorporated by reference to a prior filing, as indicated. Items constituting management contracts or compensatory plans or arrangements are designated by a double asterisk (**).

 Exhibit No.   Description
 -----------   -----------

 3.1 Restated Certificate of Incorporation of registrant (filed with registrant's Form 10, as amended, File No. 0-23977).
 3.2 By-Laws of registrant (filed with registrant's Form 10, as amended, File No. 0-23977).
 4.1 $950,000,000 Five-Year Credit Agreement dated as of August 25, 1997, among the registrant, the banks listed therein and The Chase Manhattan Bank, as Administrative Agent (filed with Form 10-K of Duke Energy Corporation for the year ended December 31, 1997, File No. 1-4928, as Exhibit 10-S).
 4.2 $600,000,000 364-Day Credit Agreement dated as of August 24, 1998, among the registrant, the banks listed therein and The Chase Manhattan Bank, as Administrative Agent (filed with Form 10-K of Duke Energy Corporation for the year ended December 31, 1998, File No. 1-4928, as Exhibit 10-T).
 10.1 Formation Agreement between PanEnergy Trading and Market Services, Inc. and Mobil Natural Gas, Inc. dated May 29, 1996 (filed with Form 10-K of PanEnergy Corp for the year ended December 31, 1996, File No. 1-8157, as Exhibit 2.02).
 10.2** 1977 Non-Qualified Stock Option Plan of Panhandle Eastern Corporation, as amended through December 3, 1986 (and related Agreement) (filed with Form 10-K of Panhandle Eastern Corporation for the year ended December 31, 1986, File No. 1-8157, as Exhibit 10(f)).
 10.3** 1982 Key Employee Stock Option Plan of Panhandle Eastern Corporation, as amended through December 3, 1986 (and related Agreement) (filed with Form 10-K of Panhandle Eastern Corporation for the year ended December 31, 1986, File No. 1-8157, as Exhibit 10(g)).

 Exhibit No.      Description
 -----------      -----------
 10.4**           Employees Savings Plan of Panhandle Eastern Corporation and
                  Participating Affiliates (filed with Form 10-K of Panhandle
                  Eastern Corporation for the year ended December 31, 1990, File
                  No. 1-8157, as Exhibit 10.12).
 10.5**           Panhandle Eastern Corporation 1994 Long Term Incentive Plan
                  (filed with Form 10-K of Panhandle Eastern Corporation for the year ended December 31, 1993, File No. 1-8157, as Exhibit
                  10.18).
 10.6**           Amendment to Panhandle Eastern Corporation 1994 Long Term
                  Incentive Plan (filed with Form 10-Q of PanEnergy Corp for the quarter ended June 30, 1996, File No. 1-8157, as Exhibit
                  10.40).
 10.7             Stock Purchase Agreement between PanEnergy Corp, Texas Eastern
                  Corporation and CMS Energy Corporation, dated as of
                  October 31, 1998 (filed as Exhibit 10 to Form 8-K of Duke
                  Energy Corporation, File No. 1-4928, filed November 5, 1998).
 10.8             Merger and Purchase Agreement among Union Pacific Resources
                  Company, Union Pacific Fuels, Inc., Duke Energy Field
                  Services, Inc. and DEFS Merger Sub Corp., dated as of
                  November 20, 1998 (filed as Exhibit 10 to Form 8-K of Duke
                  Energy Corporation, File No. 1-4928, filed December 1, 1998).
 12*              Computation of Ratios of Earnings to Fixed Charges.
 23(a)*           Consent of Deloitte & Touche LLP.
 23(b)*           Consent of KPMG LLP.
 27*              Financial Data Schedule.
 99               PanEnergy's Annual Report on Form 10-K for the year ended
                  December 31, 1996 (File No. 1-8157), previously filed with the
                  Securities and Exchange Commission pursuant to the Securities
                  Exchange Act of 1934, as amended, is hereby incorporated by reference.

Undertaking

     The registrant hereby undertakes, pursuant to Regulation S-K, Item 601(b), paragraph (4)(iii), to furnish to the Securities and Exchange Commission upon request all constituent instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries not filed herewith for the reason that the total amount of securities authorized under any of such instruments does not exceed 10% of the total consolidated assets of the registrant and its consolidated subsidiaries.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 1999

                                             DUKE CAPITAL CORPORATION
                                             (Registrant)

                                             By: /s/ Richard B. Priory
                                             -----------------------------------
                                             Richard B. Priory
                                             Chairman of the Board and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

     (i)     Principal executive officer:

             By: /s/ Richard B. Priory
             -------------------------------------------
             Richard B. Priory
             Chairman of the Board and President

     (ii)    Principal financial officer:

             By: /s/ Richard J. Osborne
             -------------------------------------------
             Richard J. Osborne
             Vice President and Chief Financial Officer

     (iii)   Principal accounting officer:

             By: /s/ Jeffrey L. Boyer
             -------------------------------------------
             Jeffrey L. Boyer
             Controller

     (iv)    A majority of the Directors:

             By: /s/ Richard B. Priory
             -------------------------------------------
             Richard B. Priory

             By: /s/ Harvey J. Padewer
             -------------------------------------------
             Harvey J. Padewer

             By: /s/ Fred J. Fowler
             -------------------------------------------
             Fred J. Fowler

             Robert S. Lilien
             Richard J. Osborne

Date: March 19, 1999

================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 _____________

                                   FORM 10-Q

               QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For Quarter Ended June 30, 1999                   Commission File Number 0-23977

                           DUKE CAPITAL CORPORATION
            (Exact name of Registrant as Specified in its Charter)

         Delaware                                               51-0282142
(State or Other Jurisdiction                                  (IRS Employer
     of Incorporation)                                      Identification No.)

                            526 South Church Street
                           Charlotte, NC 28202-1904
                   (Address of Principal Executive Offices)
                                  (Zip code)

                                 704-594-6200
             (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ___
                                      ---

All of the Registrant's common shares are directly owned by Duke Energy Corporation (File No. 1-4928), which files reports and proxy materials pursuant to the Securities Exchange Act of 1934.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date.

Number of shares of Common Stock, no par value, outstanding at
July 31, 1999.............................................................1,010

                           DUKE CAPITAL CORPORATION
                 FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 1999
                                     INDEX

Item                                                                                                             Page
----                                                                                                             ----
                                         PART I. FINANCIAL INFORMATION

1.  Financial Statements.....................................................................................       1
     Consolidated Statements of Income for the Three and Six Months Ended June 30, 1999 and 1998 ............       1
     Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1999 and 1998 ..................       2
     Consolidated Balance Sheets as of June 30, 1999 and December 31, 1998 ..................................       3
     Notes to Consolidated Financial Statements..............................................................       5
2.  Management's Discussion and Analysis of Results of Operations and Financial Condition....................      12

                                         PART II. OTHER INFORMATION

1.  Legal Proceedings........................................................................................      21
6.  Exhibits and Reports on Form 8-K.........................................................................      21

    Signatures...............................................................................................      22


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, the Company's reports and other public announcements may include assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. The Company cautions that assumptions, projections, expectations, intentions or beliefs about future events may and often do vary from actual results and the differences between assumptions, projections, expectations, intentions or beliefs and actual results can be material. Accordingly, there can be no assurance that actual results will not differ materially from those expressed or implied by the forward-looking statements. Some of the factors that could cause actual achievements and events to differ materially from those expressed or implied in such forward-looking statements include state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the natural gas industry; industrial, commercial and residential growth in the service territories of the Company's subsidiaries; the weather and other natural phenomena; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; changes in environmental and other laws and regulations to which the Company is subject or other external factors over which the Company has no control; the results of financing efforts, including the Company's ability to obtain financing on favorable terms, which can be affected by the Company's credit rating and general economic conditions; growth in opportunities for the Company's business units; achievement of year 2000 readiness; and the effect of accounting policies issued periodically by accounting standard-setting bodies.

                         PART 1. FINANCIAL INFORMATION


Item 1. Financial Statements.

                           DUKE CAPITAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)
                                 (In millions)

                                                           Three Months Ended                         Six Months Ended
                                                               June 30,                                   June 30,
                                                     -----------------------------              ----------------------------
                                                         1999             1998                     1999           1998
                                                     ------------     ------------              ------------    ------------
Operating Revenues
     Sales, trading and marketing of natural gas
      and petroleum products                         $      2,388     $      1,885              $      4,402    $      3,861
     Transportation and storage of natural gas                253              337                       632             724
     Trading and marketing of electricity                     667              418                     1,106             955
     Other                                                    310              255                       595             448
                                                     ------------     ------------              ------------    ------------
        Total operating revenues                            3,618            2,895                     6,735           5,988
                                                     ------------     ------------              ------------    ------------
Operating Expenses
     Natural gas and petroleum products purchased           2,307            1,795                     4,247           3,664
     Purchased power                                          588              406                       992             944
     Other operation and maintenance                          377              367                       792             689
     Depreciation and amortization                             96               93                       185             185
     Property and other taxes                                  23               25                        55              40
                                                     ------------     ------------              ------------    ------------
        Total operating expenses                            3,391            2,686                     6,271           5,522
                                                     ------------     ------------              ------------    ------------

Operating Income                                              227              209                       464             466
                                                     ------------     ------------              ------------    ------------

Other Income and Expenses                                      15               10                        50              56
                                                     ------------     ------------              ------------    ------------

Earnings Before Interest and Taxes                            242              219                       514             522
Interest Expense                                               50               55                       115             113
Minority Interests                                             26               10                        55              19
                                                     ------------     ------------              ------------    ------------

Earnings Before Income Taxes                                  166              154                       344             390
Income Taxes                                                   32               46                       111             135
                                                     ------------     ------------              ------------    ------------

Income Before Extraordinary Item                              134              108                       233             255
Extraordinary Gain (Loss), net of tax                           -                -                       660              (8)
                                                     ------------     ------------              ------------    ------------

Net Income                                           $        134     $        108              $        893    $        247
                                                     ============     ============              ============    ============

               See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (In millions)

                                                                                                 Six Months Ended
                                                                                                     June 30,
                                                                                     ---------------------------------------
                                                                                         1999                        1998
                                                                                     ---------------         ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                      $           893         $           247
     Adjustments to reconcile net income to net cash provided by operating activities:
            Depreciation and amortization                                                        190                     191
            Extraordinary (gain) loss, net of tax                                               (660)                      8
            Deferred income taxes                                                                 39                      (2)
            Transition cost recoveries, net                                                       44                       1
            (Increase) decrease in
               Receivables                                                                       (48)                    341
               Inventory                                                                         (23)                    (33)
               Other current assets                                                              (26)                     38
            Increase (decrease) in
               Accounts payable                                                                  162                    (354)
               Taxes accrued                                                                      32                      47
               Interest accrued                                                                    -                      (1)
               Other current liabilities                                                         (32)                    (34)
            Other, net                                                                           (48)                     17
                                                                                     ---------------         ---------------
               Net cash provided by operating activities                                         523                     466
                                                                                     ---------------         ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Capital and investment expenditures                                                      (2,487)                   (473)
     Proceeds from sale of subsidiaries                                                        1,900                       -
     Proceeds from sales and other, net                                                           91                      37
                                                                                     ---------------         ---------------
               Net cash used in investing activities                                            (496)                   (436)
                                                                                     ---------------         ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from the issuance of long-term debt                                                399                      32
     Guaranteed preferred beneficial interests in subordinated notes
        of Duke Capital Corporation                                                                -                     242
     Payments for the redemption of long-term debt                                              (201)                   (106)
     Net change in notes payable and commercial paper                                            (11)                   (288)
     Other, net                                                                                  (51)                      9
                                                                                     ---------------         ---------------
               Net cash provided by (used in) financing activities                               136                    (111)
                                                                                     ---------------         ---------------
Net increase (decrease) in cash and cash equivalents                                             163                     (81)
Cash received from business acquisitions                                                           -                      35
Cash and cash equivalents at beginning of period                                                  64                      94
                                                                                     ---------------         ---------------
Cash and cash equivalents at end of period                                           $           227         $            48
                                                                                     ===============         ===============
Supplemental Disclosures
     Cash paid for interest, net of amount capitalized                               $           114         $           110
     Cash paid for income taxes                                                      $           131         $            58

             See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                 (In millions)

                                                                              June 30,            December 31,
                                                                                1999                  1998
                                                                             (unaudited)
                                                                           ---------------      ---------------
ASSETS
Current Assets
     Cash and cash equivalents                                             $           227      $            64
     Receivables                                                                     1,889                1,767
     Inventory                                                                         197                  214
     Current portion of natural gas transition costs                                   100                  100
     Unrealized gains on mark-to-market transactions                                 1,710                1,457
     Other                                                                             178                  218
                                                                           ---------------      ---------------
         Total current assets                                                        4,301                3,820
                                                                           ---------------      ---------------
Investments and Other Assets
     Investments in affiliates                                                       1,228                  902
     Pre-funded pension costs                                                          340                  340
     Goodwill, net                                                                     628                  495
     Notes receivable                                                                  224                  244
     Unrealized gains on mark-to-market transactions                                 1,249                  396
     Other                                                                             329                  169
                                                                           ---------------      ---------------
         Total investments and other assets                                          3,998                2,546
                                                                           ---------------      ---------------
Property, Plant and Equipment
     Cost                                                                            9,969               11,020
     Less accumulated depreciation and amortization                                  1,917                3,866
                                                                           ---------------      ---------------
         Net property, plant and equipment                                           8,052                7,154
                                                                           ---------------      ---------------
Regulatory Assets and Deferred Debits
     Debt expense                                                                       45                   58
     Regulatory asset related to income taxes                                           16                   15
     Natural gas transition costs                                                       36                   80
     Environmental clean-up costs                                                       36                   87
     Other                                                                              78                   96
                                                                           ---------------      ---------------
         Total regulatory assets and deferred debits                                   211                  336
                                                                           ---------------      ---------------

     Total Assets                                                          $        16,562      $        13,856
                                                                           ===============      ===============

           See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                      (In millions, except share amounts)

                                                                    June 30,
                                                                      1999         December 31,
                                                                   (unaudited)        1998
                                                                  ------------     ------------
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
     Accounts payable                                             $      1,641     $      1,406
     Notes payable and commercial paper                                     18               29
     Taxes accrued                                                         789              159
     Interest accrued                                                       55               57
     Current maturities of long-term debt                                  553              258
     Unrealized losses on mark-to-market transactions                    1,696            1,387
     Other                                                                 396              466
                                                                  ------------     ------------
         Total current liabilities                                       5,148            3,762
                                                                  ------------     ------------

Long-term Debt                                                           2,618            2,884
                                                                  ------------     ------------

Deferred Credits and Other Liabilities
     Deferred income taxes                                               1,278            1,460
     Environmental clean-up liabilities                                    215              148
     Unrealized losses on mark-to-market transactions                    1,119              362
     Other                                                                 316              334
                                                                  ------------     ------------
         Total deferred credits and other liabilities                    2,928            2,304
                                                                  ------------     ------------

Minority Interests                                                         280              253
                                                                  ------------     ------------

Guaranteed Preferred Beneficial Interests in Subordinated
     Notes of Duke Capital Corporation                                     580              580
                                                                  ------------     ------------

Common Stockholder's Equity
     Common stock, no par, 3,000 shares authorized,
         1,010 shares outstanding                                            -                -
     Paid-in capital                                                     2,999            2,969
     Retained earnings                                                   2,009            1,104
                                                                  ------------     ------------
         Total common stockholder's equity                               5,008            4,073
                                                                  ------------     ------------
     Total Liabilities and Stockholder's Equity                   $     16,562      $    13,856
                                                                  ============     ============






                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. General

Duke Capital Corporation (collectively with its subsidiaries, the "Company") is a wholly owned subsidiary of Duke Energy Corporation. The Company provides financing and credit enhancement services for its subsidiaries. The Company conducts its operating activities through its six business segments:
 .    Natural Gas Transmission
 .    Field Services
 .    Trading and Marketing
 .    Global Asset Development
 .    Other Energy Services
 .    Real Estate Operations

These segments were defined as a result of the Company adopting Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," in December 1998.

Natural Gas Transmission, through its Northeast Pipelines, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states. Until the sale of the Midwest Pipelines on March 29, 1999, Natural Gas Transmission also provided interstate transportation and storage services in the Midwest states. See further discussion of the sale of the Midwest Pipelines in Note 4 to the Consolidated Financial Statements. The interstate natural gas transmission and storage operations are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC).

Field Services gathers, processes, transports and markets natural gas and produces and markets natural gas liquids (NGLs). Field Services operates gathering systems in western Canada and ten contiguous states that serve major gas-producing regions in the Rocky Mountain, Permian Basin, Mid-Continent and onshore and offshore Gulf Coast areas.

Trading and Marketing markets natural gas, electricity and other energy-related products across North America. The Company owns a 60% interest in Trading and Marketing's operations, with Mobil Corporation owning a 40% minority interest.

Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy North America, LLC (formerly Duke Energy Power Services, LLC) and Duke Energy International, LLC.

Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc., Duke/Fluor Daniel and DukeSolutions, Inc.

Real Estate Operations conducts its business through Crescent Resources, Inc., which develops high quality commercial and residential real estate projects and manages forest holdings in the southeastern United States.

2. Summary of Significant Accounting Policies

Consolidation. The Consolidated Financial Statements include the accounts of the Company and all majority-owned subsidiaries. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. Amounts reported in the Consolidated Statements of Income are not necessarily indicative of amounts expected for the respective years due to the effects of seasonal temperature variations on energy consumption.

Commodity Instruments. Effective January 1, 1999, the Company adopted Emerging Issues Task Force Consensus No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" for certain energy forward contracts. This accounting standard requires entities involved in energy trading activities to record energy trading contracts using the mark-to-market method of accounting. Under this methodology, the contracts are adjusted to market value, and the gains and losses are recognized in current period income and are included in the Consolidated Statements of Income as Natural Gas and Petroleum Products Purchased. In prior years, these contracts were accounted for under the accrual method of accounting. Under this methodology, gains and losses were recognized as the contract settled. While implementation of this accounting standard affected certain components of financial position, the cumulative effect of the change in accounting method on the Consolidated Statements of Income for the period ended June 30, 1999 was not material.

Extraordinary Item. For a description of the 1999 extraordinary item, see Note 4 to the Consolidated Financial Statements.

In January 1998, TEPPCO Partners, L.P., in which a subsidiary of the Company has a 2% general partner interest and a 19.1 % limited partner interest, redeemed certain First Mortgage Notes. A non-cash extraordinary loss of $8 million, net of income tax of $5 million, was recorded related to costs of the early retirement of debt.

Reclassifications. Certain amounts have been reclassified in the Consolidated Financial Statements to conform to the current presentation.

3. Related Party Transactions

Certain balances due to or from related parties included in the Consolidated Balance Sheets at June 30, 1999 and December 31, 1998 are as follows:

-------------------------------------------------------------------------
                                            June 30,         December 31,
In Millions                                   1999               1998
-------------------------------------------------------------------------
Receivables                                   $  -           $     6
Accounts payable                               119               129
Taxes accrued                                  644                73
-------------------------------------------------------------------------

4. Business Acquisitions/Dispositions

Union Pacific Resources' Gathering, Processing and Marketing Operations. On March 31, 1999, the Company, through its wholly owned subsidiary, Duke Energy Field Services, Inc., completed the $1.35 billion acquisition of the natural gas gathering, processing, fractionation and NGL pipeline business from Union Pacific Resources (UPR), as well as UPR's natural gas and NGL marketing activities (collectively, "the UPR acquisition"). The UPR acquisition was accounted for by the purchase method. The assets and liabilities of the UPR acquisition were consolidated in the Company's financial statements as of March 31, 1999 and earnings have been consolidated subsequent to that date. The excess of the purchase price over the fair value of the net identifiable assets and liabilities acquired of $158 million has been recorded as goodwill and is being amortized on a straight-line basis over 15 to 20 years.

The Company assumed responsibility for certain environmental liabilities associated with the UPR acquisition. During due diligence procedures prior to the acquisition, the Company identified environmental contamination at certain UPR facilities. Soil and groundwater contamination at the identified UPR sites will be addressed in conjunction with the Company's remediation plans. Also, other environmental matters, such as the status of air emission permits at some facilities, may require corrective action. The estimated cost to remediate these conditions at June 30, 1999 is $157 million, which is included in Environmental Clean-up Liabilities on the Consolidated Balance Sheets. The total estimated amount of environmental liabilities is currently being refined. Under the terms of the purchase agreement, certain environmental liabilities in excess of $40 million will be considered a reduction in the purchase price. To the extent that changes in the estimated environmental liabilities do not result in a purchase price adjustment, the change will be reflected as an adjustment to goodwill. Other adjustments to estimated amounts recorded in conjunction with the UPR acquisition also will be recorded as an adjustment to goodwill. However, management believes that any change in the estimated costs will not have a material adverse effect on the consolidated results of operations or financial position.

PEPL Companies and Trunkline LNG. On March 29, 1999, the Company, through its wholly owned subsidiaries, PanEnergy Corp and Texas Eastern Corporation, sold Panhandle Eastern Pipe Line Company (PEPL), Trunkline Gas Company and additional storage related to those systems (collectively, the PEPL Companies), which substantially comprised the Midwest Pipelines, along with Trunkline LNG Company (Trunkline LNG), to CMS Energy Corporation (CMS). The sales price of $2.2 billion involved cash proceeds of $1.9 billion and CMS' assumption of existing PEPL debt of approximately $300 million. The sale resulted in an extraordinary gain of $660 million, net of income tax of $404 million. Under the terms of the agreement with CMS, the Company is retaining certain assets and liabilities, such as the Houston office building, certain environmental, legal and tax liabilities, and substantially all intercompany balances. Management believes that the retention of these items will not have a material adverse effect on consolidated results of operations or financial position.


--------------------------------------------------------------------------------
Combined Operating Results of the PEPL Companies and Trunkline LNG
For the Period From January 1, 1999 through March 28, 1999a (In millions)
--------------------------------------------------------------------------------
Operating Revenues                                                    $    126
Operating Expenses                                                          57
Other Income, Net                                                            4
                                                                      ----------
  Earnings Before Interest and Taxes                                  $     73
--------------------------------------------------------------------------------

/a/ Excludes intercompany building rental revenue, allocated corporate expenses, building depreciation and certain other costs to be retained by the Company.

5. Business Segments

The Company's reportable segments are strategic business units that offer different products and services and are each managed separately. Management evaluates segment performance based on earnings before interest and taxes
(EBIT). Segment EBIT, presented in the accompanying table, includes intersegment sales accounted for at prices representative of unaffiliated party transactions. Segment assets are provided as additional information in the accompanying table and are net of intercompany advances, intercompany notes receivable and investments in subsidiaries.


----------------------------------------------------------------------------------------------------------
Business Segment Data (In millions)
----------------------------------------------------------------------------------------------------------
                                                                                          Capital and
                                   Unaffiliated    Intersegment     Total                  Investment
                                     Revenues       Revenues       Revenues      EBIT     Expenditures
                                   -----------------------------------------------------------------------
Three Months Ended
June 30, 1999
Natural Gas Transmission               $    237        $     23    $    260    $  146        $      65
Field Services                              614             168         782        36               92
Trading and Marketing                     2,476              70       2,546        24               26
Global Asset Development                     94              20         114        25              256
Other Energy Services                       159               -         159        (6)               2
Real Estate Operations                       38               -          38        28               93
Other Operations /a/                          -               5           5       (11)              (8)
Eliminations                                  -            (286)       (286)        -                -
                                   -----------------------------------------------------------------------
    Total Consolidated                 $  3,618        $      -    $  3,618    $  242        $     526
----------------------------------------------------------------------------------------------------------

Three Months Ended
June 30, 1998
Natural Gas Transmission               $    342        $     25    $    367    $  147        $      51
Field Services                              602             126         728        13               61
Trading and Marketing                     1,709              18       1,727        15                1
Global Asset Development                     59               1          60        15               20
Other Energy Services                       135               1         136         2                9
Real Estate Operations                       49               -          49        42               48
Other Operations /a/                         (1)              -          (1)      (15)               8
Eliminations                                  -            (171)       (171)        -                -
                                   -----------------------------------------------------------------------
    Total Consolidated                 $  2,895        $      -    $  2,895    $  219        $     198
----------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Business Segment Data, continued (In millions)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                           Capital and
                                Unaffiliated           Intersegment         Total                          Investment
                                    Revenues            Revenues           Revenues         EBIT           Expenditures
                             --------------------------------------------------------------------------------------------
Six Months Ended
June 30, 1999
Natural Gas Transmission        $        615            $        47        $    662         $354           $        107
Field Services                           848                    278           1,126           48                  1,537
Trading and Marketing                  4,718                    114           4,832           56                     31
Global Asset Development                 182                     40             222           57                    638
Other Energy Services                    313                      -             313          (11)                    10
Real Estate Operations                    66                      -              66           46                    153
Other Operations /a/                      (7)                    18              11          (36)                    11
Eliminations                               -                   (497)           (497)           -                      -
                             --------------------------------------------------------------------------------------------
   Total Consolidated           $      6,735            $         -        $  6,735         $514           $      2,487
-------------------------------------------------------------------------------------------------------------------------

Six Months Ended
June 30, 1998
Natural Gas Transmission        $        721            $        56        $    777         $356           $        124
Field Services                         1,132                    266           1,398           61                    131
Trading and Marketing                  3,712                     27           3,739           28                      2
Global Asset Development                  95                      2              97           24                    105
Other Energy Services                    250                      1             251            9                     13
Real Estate Operations                    79                      -              79           64                     90
Other Operations/a/                       (1)                     1               -          (20)                     8
Eliminations                               -                   (353)           (353)           -                      -
                             --------------------------------------------------------------------------------------------
    Total Consolidated          $      5,988            $         -        $  5,988         $522           $        473
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------
Segment Assets (In millions)
--------------------------------------------------------------------------
                                      June 30,             December 31,
                                        1999                 1998
                                   ---------------------------------------
Natural Gas Transmission           $   3,862               $      4,996
Field Services                         3,581                      1,893
Trading and Marketing                  4,653                      3,233
Global Asset Development               2,615                      2,061
Other Energy Services                    393                        376
Real Estate Operations                   858                        724
Other Operations/a/                    1,029                        759
Eliminations                            (429)                      (186)
                                   ---------------------------------------
    Total Consolidated             $  16,562               $     13,856
--------------------------------------------------------------------------

/a/Includes communication services and certain unallocated corporate items.

6. Risk Management and Financial Instruments

Foreign Currency Derivatives. On February 18, 1999, the Company announced its intent to make a concurrent cash tender offer in Chilean pesos in Chile and the United States for 51% of the outstanding shares of Empresa Nacional de Electricidad S.A. (Endesa-Chile) for an estimated total cash outlay of approximately $2.1 billion based on current exchange rates. In anticipation of the purchase of Endesa-Chile, the Company entered into foreign currency forward and swap contracts to obtain Chilean pesos for the purchase. On April 21, 1999, following a competitive counter offer, the Company reached the conclusion that Endesa-Chile could not be acquired on terms favorable to the Company's shareholder and withdrew the tender offer. During the second quarter 1999, all the forward and swap contracts were settled resulting in a net loss of $4 million which is included in the Consolidated Statement of Income as Other Income and Expenses.

7. Debt and Credit Facilities

Associated with the purchase of certain assets in Australia and New Zealand, the Company borrowed approximately $300 million in both Australian and New Zealand dollars during the first quarter of 1999. The six month bridge financing expired in July 1999, but has been extended through December 31, 1999. These notes have variable interest rates that approximated 5.4% as of June 30, 1999.

During the second quarter 1999, the Company obtained a three-year medium term foreign facility that allows borrowings up to approximately $350 million. This facility has a variable interest rate that approximated 5.4% as of June 30, 1999.

8. Commitments and Contingencies

Litigation. Under the terms of the agreement with CMS discussed in Note 4 to the Consolidated Financial Statements, the Company is retaining certain legal and tax liabilities including the following matters.

On April 25, 1997, a group of affiliated plaintiffs that own and/or operate various pipeline and marketing companies and partnerships primarily in Kansas filed suit against PEPL, a former subsidiary of the Company, in the U.S. District Court for the Western District of Missouri. The plaintiffs alleged that PEPL had engaged in unlawful and anti-competitive conduct with regard to requests for interconnects with the PEPL system for service to the Kansas City area. Asserting that PEPL had violated the antitrust laws and tortiously interfered with the plaintiffs' business expectancies, the plaintiffs pursued compensatory and punitive damages. In February 1999, this case was settled. The court entered an order dismissing the case on March 3, 1999. The settlement did not have a material adverse effect on consolidated results of operations or financial position.

On May 13, 1997, Anadarko Petroleum Corporation (Anadarko) filed suits against PEPL and other affiliates, as defendants, both in the United States District Court for the Southern District of Texas and state district court of Harris County, Texas. Pursuing only the federal court claim, Anadarko claims that it was effectively indemnified by the defendants against any responsibility for refunds of Kansas ad valorem taxes which are due purchasers of gas from Anadarko, retroactive to 1983. On October 20, 1998 and January 15, 1999, the FERC issued orders on ad valorem tax issues, finding that first sellers of gas were primarily liable for refunds. The FERC also noted that claims for indemnity or reimbursement among the parties would be better addressed by the United States District Court for the Southern District of Texas. The Company believes the resolution of this matter will not have a material adverse effect on consolidated results of operations or financial position.

The Company and its subsidiaries are also involved in other legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts. Where appropriate, the Company has made accruals in accordance with SFAS No.5, "Accounting for Contingencies," to provide for such matters. Management believes that the final disposition of these proceedings will not have a material adverse effect on consolidated results of operations or financial position.

Environmental. In June 1999, the Environmental Protection Agency certified that Texas Eastern Transmission Corporation (TETCO), a wholly owned subsidiary of the Company, had completed clean up of PCB (polychlorinated biphenyl) contaminated sites under conditions stipulated by a U.S. Consent Decree in 1989. Due to the completion of the program ahead of schedule and under budget, the estimated liability and amounts to be recovered from customers were reduced resulting in a $28 million reduction in expense in June 1999. TETCO is required to continue groundwater monitoring on a number of sites for at least the next two years. The estimated cost of such monitoring is not material.

Other Commitments and Contingencies. In January 1998, the Company acquired a 9.8% ownership in Alliance Pipeline. This pipeline is designed to transport natural gas from western Canada to the Chicago-area market center for distribution throughout North America. The pipeline is scheduled to begin commercial operation in late 2000. In addition to buying an ownership interest in the pipeline project, the Company has a contractual commitment for 67.25 million cubic feet per day of capacity on the line over 15 years for an estimated total of $315 million.

In 1993 the U.S. Department of the Interior announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, and buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take substantial time to resolve. If required to reimburse or indemnify the producers, the Company's pipelines will file with the FERC to recover a portion of these costs from pipeline customers.

Periodically, the Company may become involved in contractual disputes with natural gas transmission customers involving potential or threatened abrogation of contracts by the customers. If the customers are successful, the Company may not receive the full value of anticipated benefits under the contracts.

In the normal course of business, certain of the Company's subsidiaries and affiliates enter into various contracts for energy services that contain certain schedule and performance requirements. Risk management techniques are used to mitigate the exposure associated with such contracts. The Company and certain subsidiaries of the Company have guaranteed performance under some of these contracts. In addition, the Company and certain subsidiaries of the Company have guaranteed debt agreements of affiliates and have provided surety bonds and letters of credit.

Management believes that these commitments and contingencies will not have a material adverse effect on consolidated results of operations or financial position.

9. Subsequent Events

In July 1999, Duke Energy International successfully bid for a controlling voting interest and an approximate 40% economic interest in Companhia de Geracao de Energia Eletrica Paranapanema (Paranapanema) for approximately $690 million. Paranapanema is Brazil's eleventh largest electric generating company, operating 2,307 megawatts of hydroelectric generation facilities. Duke Energy International advanced the funds for the purchase, financed by commercial paper, and will assume operational control of Paranapanema in August 1999.

In July 1999, Duke Energy International also reached agreement to obtain controlling interest in two El Salvadorian generating companies, Generadora Acajutla S.A. de C.V. and Generadora Salvadorena, S.A. de C.V. for approximately $125 million. The El Salvadorian generating companies currently control 275 megawatts of thermal power generation. Duke Energy International will assume operation of the companies in September and modernization construction of approximately $75 million will begin prior to the end of the year with completion scheduled for late 2001.

In August 1999, Duke Energy International announced that it has reached a definitive agreement with Dominion Resources, Inc. to acquire its portfolio of hydroelectric, natural gas and diesel power generation businesses in Argentina, Belize, Bolivia and Peru for approximately $405 million. The businesses being purchased total approximately 1,200 megawatts of gross generation capacity. The transaction is expected to be completed before the end of 1999 and is subject to receiving appropriate governmental consents and approvals.

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition.

INTRODUCTION

Duke Capital Corporation (collectively with its subsidiaries, the "Company") is a wholly owned subsidiary of Duke Energy Corporation (Duke Energy). The Company provides financing and credit enhancement services for its subsidiaries. The Company conducts its operating activities through its six business segments:

 .    Natural Gas Transmission
 .    Field Services
 .    Trading and Marketing
 .    Global Asset Development
 .    Other Energy Services
 .    Real Estate Operations

These segments were defined as a result of the Company adopting Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," in December 1998.

Natural Gas Transmission, through its Northeast Pipelines, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states. Until the sale of the Midwest Pipelines on March 29, 1999, Natural Gas Transmission also provided interstate transportation and storage services in the Midwest states. For further discussion of the sale of the Midwest Pipelines, see Note 4 to the Consolidated Financial Statements. The interstate natural gas transmission and storage operations are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC).

Field Services gathers, processes, transports and markets natural gas and produces and markets natural gas liquids (NGLs). Field Services operates gathering systems in western Canada and ten contiguous states that serve major gas-producing regions in the Rocky Mountain, Permian Basin, Mid-Continent and onshore and offshore Gulf Coast areas.

Trading and Marketing markets natural gas, electricity and other energy-related products across North America. The Company owns a 60% interest in Trading and Marketing's operations, with Mobil Corporation owning a 40% minority interest.

Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy North America, LLC (Duke Energy North America, formerly Duke Energy Power Services, LLC) and Duke Energy International, LLC (Duke Energy International).

Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc. (Duke Engineering & Services), Duke/Fluor Daniel and DukeSolutions, Inc. (DukeSolutions).

Real Estate Operations conducts its business through Crescent Resources, Inc., which develops high quality commercial and residential real estate projects and manages forest holdings in the southeastern United States.

Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

RESULTS OF OPERATIONS

For the quarter ended June 30, 1999, net income was $134 million. For the comparable 1998 period, net income was $108 million. For the six months ended June 30, 1999, net income was $893 million, including an after-tax extraordinary gain of $660 million, compared to net income of $247 million for the same period in 1998. The increase in net income is primarily due to the 1999 extraordinary gain, which resulted from the sale of the Midwest Pipelines.

Operating income for the three months ended June 30, 1999 increased to $227 million compared to $209 million for the same period in 1998. Operating income for the six months ended June 30, 1999 was $464 million compared to $466 million for the same period in 1998. Earnings before interest and taxes (EBIT) were $242 million and $219 million for the three months ended June 30, 1999 and 1998, respectively. For the six months ended June 30, 1999 and 1998, EBIT was $514 million and $522 million, respectively. Operating income and EBIT are affected by the same fluctuations for the Company and each of its business segments. The only notable variable between the two amounts is the inclusion in EBIT of gains on sales of assets in Other Income and Expenses on the Consolidated Statements of Income. Gains on sales of assets include a $14 million gain on an investment sale by Global Asset Development for the six months ended June 30, 1999 and a $31 million gain on an asset sale by Field Services for the six months ended June 30, 1998. EBIT by business segment is summarized below, and is discussed by business segment thereafter.

----------------------------------------------------------------------------------------------
EBIT by Business Segment (In millions)
----------------------------------------------------------------------------------------------
                                         Three Months Ended                Six Months Ended
                                               June 30,                         June 30,
                                     ---------------------------------------------------------
                                         1999          1998                1999        1998
                                     ---------------------------------------------------------
Natural Gas Transmission                 $146          $147                $354        $356
Field Services                             36            13                  48          61
Trading and Marketing                      24            15                  56          28
Global Asset Development                   25            15                  57          24
Other Energy Services                      (6)            2                 (11)          9
Real Estate Operations                     28            42                  46          64
Other Operations/a/                       (11)          (15)                (36)        (20)
                                     ---------------------------------------------------------
Consolidated EBIT                        $242          $219                $514        $522
----------------------------------------------------------------------------------------------

/a/ Includes communication services and certain unallocated corporate items.

Included in the amounts discussed hereafter are intercompany transactions that are eliminated in the Consolidated Financial Statements.

Natural Gas Transmission

--------------------------------------------------------------------------------------------------------
                                                     Three Months Ended              Six Months Ended
                                                          June 30,                       June 30,
                                                   -----------------------------------------------------
  (In millions, except where noted)                  1999          1998              1999        1998
--------------------------------------------------------------------------------------------------------
  Operating Revenues                                $ 260         $ 367             $ 662       $ 777
  Operating Expenses                                  116           225               318         435
                                                   -----------------------------------------------------
  Operating Income                                    144           142               344         342
  Other Income, Net of Expenses                         2             5                10          14
                                                   -----------------------------------------------------
  EBIT                                              $ 146         $ 147             $ 354       $ 356
                                                   =====================================================
  Throughput -- TBtU/a/                               340           591             1,151       1,369
--------------------------------------------------------------------------------------------------------

/a/Trillion British thermal units

For the quarter and six months ended June 30, 1999, EBIT for the Natural Gas Transmission segment decreased $1 million and $2 million, respectively, compared to the same periods in 1998.

EBIT for the Northeast Pipelines increased $46 million for the quarter and $52 million for the six months ended June 30, 1999 compared to the prior year. These increases are the result of increased income from market-expansion projects and joint ventures and lower operating expenses. Also contributing to the increase in EBIT was a $28 million benefit from EPA certification of completion of Texas Eastern Transmission Corporation's PCB (polychlorinated biphenyl) assessment and soil clean-up program in accordance with the Consent Decree issued in 1989. The soil clean-up program was finished ahead of schedule and below original cost estimates. Partially offsetting the benefits in the six month period was the non-recurrence of a 1998 refund from a state property tax ruling.

Due to the sale of the Midwest Pipelines to CMS Energy Corporation (CMS) on March 29, 1999, EBIT for the Midwest Pipelines decreased $47 million and $54 million for the quarter and six months ended June 30, 1999, respectively, compared to the prior year.

Field Services

------------------------------------------------------------------------------------------------------------
                                                      Three Months Ended             Six Months Ended
                                                           June 30,                      June 30,
                                                 -----------------------------------------------------------
  (In millions, except where noted)                   1999          1998             1999        1998
------------------------------------------------------------------------------------------------------------
  Operating Revenues                                  $782          $728             $1,126      $1,398
  Operating Expenses                                   747           716              1,079       1,369
                                                 -----------------------------------------------------------
  Operating Income                                      35            12                 47          29
  Other Income, Net of Expenses                          1             1                  1          32
                                                 -----------------------------------------------------------
  EBIT                                                $ 36          $ 13             $   48      $   61
                                                 ===========================================================
  Natural Gas Gathered and
     Processed/Transported, TBtu/d /a/                 5.3           3.7                4.4         3.7
  NGL Production, MBbl/d /b/                         214.0         112.8              161.1       109.6
  Natural Gas Marketed, TBtu/d                         0.5           0.3                0.4         0.3
  Average Natural Gas Price per MMBtu /c/           $ 2.14        $ 2.19             $ 1.95      $ 2.20
  Average NGL Price per Gallon                      $ 0.30        $ 0.27             $ 0.27      $ 0.28
 -----------------------------------------------------------------------------------------------------------

/a/ Trillion British thermal units per day
/b/ Thousand barrels per day
/c/ Million British thermal units

For the quarter ended June 30, 1999, EBIT for Field Services increased $23 million compared to the same period in 1998. A significant portion of the increase resulted from the March 31, 1999 acquisition of the natural gas gathering, processing, fractionation and NGL pipeline business from Union Pacific Resources (UPR), (collectively, the "UPR acquisition"). Improved average NGL prices, which were up $0.03 per gallon, or 11.1%, from the prior year quarter, and higher processing margins due to lower average natural gas prices, also contributed significantly to increased EBIT.

For the six months ended June 30, 1999, EBIT for Field Services decreased $13 million compared to the same period in 1998. The decrease resulted primarily from a $31 million gain on the sale of two NGL fractionation facilities in 1998, which is included in other income. Additionally, gross revenues and expenses decreased as a result of the November 1998 sale of Duke Energy Transport and Trading Co., which gathered, stored, transported and marketed crude oil and operated two NGL pipelines, to TEPPCO Partners, L.P., a company in which the Company has a 21.1% ownership interest. Offsetting these decreases were results of the UPR acquisition and improved NGL prices and processing margins.

Trading and Marketing

--------------------------------------------------------------------------------
                                      Three Months Ended       Six Months Ended
                                            June 30,                June 30,
                                      ------------------------------------------
(In millions, except where noted)        1999      1998         1999      1998
--------------------------------------------------------------------------------
Operating Revenues                     $ 2,546    $ 1,727       $ 4,832  $ 3,739
Operating Expenses                       2,524      1,712         4,781    3,712
                                      ------------------------------------------
Operating Income                            22         15            51       27
Other Income, Net of Expenses                2          -             5        1
                                      ------------------------------------------
EBIT                                   $    24    $    15       $    56  $    28
                                      ==========================================
Natural Gas Marketed, TBtu/d              10.0        7.2          10.5      7.5
Electricity Marketed, GWh               22,179     19,534        44,016   43,426
--------------------------------------------------------------------------------

EBIT for Trading and Marketing increased $9 million, or 60.0%, for the three months ended June 30, 1999 compared with the same period in 1998. The increase results primarily from higher electricity trading margins and from growing contributions from more complex structured transactions. This increase was slightly offset by lower natural gas trading margins and higher operating expenses resulting from business growth.

For the six months ended June 30, 1998, EBIT for Trading and Marketing increased $28 million compared to the same period in 1998. The increase is primarily due to higher electricity and natural gas trading margins, partially offset by higher operating expenses resulting from business growth.

Global Asset Development

--------------------------------------------------------------------------------
                                     Three Months Ended       Six Months Ended
                                           June 30,                June 30,
                                   ---------------------------------------------
(In millions, except where noted)      1999         1998       1999         1998
--------------------------------------------------------------------------------
Operating Revenues                     $114         $60        $222         $97
Operating Expenses                      102          49         203          81
                                   ---------------------------------------------
Operating Income                         12          11          19          16
Other Income, Net of Expenses            13           4          38           8
                                   ---------------------------------------------
EBIT                                   $ 25         $15         $57         $24

Proportional MW /a/ Capacity Owned /b/    -           -       7,131       3,893
Proportional Maximum Pipeline
  Capacity /b/, TBtu                      -           -         112           4
--------------------------------------------------------------------------------

/a/ Megawatts
/b/ Includes under construction or under contract

For the quarter ended June 30, 1999, EBIT for Global Asset Development increased $10 million, or 66.7%, compared with the same period in 1998. The increase is primarily due to contributions from projects in California, Connecticut, Australia and Chile that were acquired since June 1998. Partially offsetting these increases were higher operating expenses due to increased development costs and business expansion. Additionally, other income includes option fee income from the sale of a portion of the ownership interest in the Bridgeport Energy facility.

For the six months ended June 30, 1999, EBIT for Global Asset Development increased $33 million compared with the same period in 1998. The increase is primarily due to contributions from new projects in California, Connecticut, Australia and Chile, partially offset by higher operating expenses due to business growth. Increases in EBIT also resulted from a $14 million gain on the sale of the Mecklenburg

Cogeneration facility in March 1999 and option fee income related to the Bridgeport Energy facility, both of which are included in other income.

Other Energy Services

________________________________________________________________________________
                                      Three Months Ended       Six Months Ended
                                            June 30,                June 30,
                                      ------------------------------------------
(In millions)                         1999           1998      1999       1998
--------------------------------------------------------------------------------
Operating Revenues                    $159           $136      $313       $251
Operating Expenses                     165            134       324        242
                                      ------------------------------------------
EBIT                                  $ (6)          $  2      $(1l)      $  9
--------------------------------------------------------------------------------

For the quarter ended June 30, 1999, EBIT for Other Energy Services decreased $8 million compared with the same period in 1998, primarily due to increased business development activity at DukeSolutions.

For the six months ended June 30, 1999, EBIT for Other Energy Services decreased $20 million compared with the same period in 1998, primarily due to decreased earnings from projects of Duke Engineering & Services and increased development activity at DukeSolutions.

Real Estate Operations

--------------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
                                          June 30,              June 30,
                                    --------------------------------------------
(In millions)                       1999          1998     1999        1998
--------------------------------------------------------------------------------
Operating Revenues                   $38           $49      $66         $79
Operating Expenses                    11             7       21          15
                                    --------------------------------------------
Operating Income                      27            42       45          64
Other Income, Net of Expenses          1             -        1           -
                                    --------------------------------------------
EBIT                                 $28           $42      $46         $64
--------------------------------------------------------------------------------

For the quarter and six months ended June 30, 1999, EBIT for Real Estate Operations decreased $14 million and $18 million, respectively, when compared with the same periods in 1998. This resulted primarily from a reduction in land sales, including the 1998 gain on the sale of land in the Jocassee Gorges region of South Carolina, and decreased project sales. These decreases were partially offset by increased developed lot sales.

Other Impacts on Net Income

Minority interest increased $16 million and $36 million for the quarter and six months ended June 30, 1999, respectively, over the comparable periods in 1998. The increases were due primarily to dividends incurred for the Company's trust preferred securities, $250 million and $350 million of which were issued in June 1998 and September 1998, respectively. Excluding these dividends, minority interests relate primarily to the trading and marketing joint venture with Mobil Corporation.

As a result of favorable resolution of several income tax issues and the utilization of certain capital loss carryforwards due to the sale of the Midwest Pipelines, income tax provisions aggregating $30 million were reduced during the second quarter of 1999.

The sale of the Midwest Pipelines to CMS closed on March 29, 1999 and resulted in a $660 million extraordinary gain, net of income tax of $404 million. (See further discussion in Liquidity and Capital Resources, Investing Cash Flows section below and in Note 4 to the Consolidated Financial Statements.) In January 1998, TEPPCO Partners L.P., in which the Company has a 21.1% ownership interest, redeemed certain First Mortgage Notes which resulted in the Company recording a non-cash extraordinary loss of $8 million, net of income tax of $5 million, related to its share of costs of the early retirement of debt.

LIQUIDITY AND CAPITAL RESOURCES

Investing Cash Flows

Capital and investment expenditures were approximately $2,487 million for the six months ended June 30, 1999 compared to approximately $473 million for the same period in 1998. Increased capital and investment expenditures during the period were primarily due to business expansion for the Field Services and Global Asset Development segments discussed below.

Field Services

On March 31, 1999, Field Services completed the $1.35 billion acquisition of the natural gas gathering, processing, fractionation and NGL pipeline business from UPR along with its natural gas and NGL marketing activities (collectively "the UPR acquisition"). Additionally, the Company assumed responsibility for certain environmental liabilities associated with the UPR acquisition. During due diligence procedures prior to the acquisition, the Company identified environmental contamination at certain UPR facilities. Soil and groundwater contamination at the identified UPR sites will be addressed in conjunction with the Company's remediation plans. Also, other environmental matters, such as the status of air emission permits at some facilities, may require corrective action. The estimated cost to remediate these conditions at June 30, 1999 is $157 million, which is included in Environmental Clean-up Liabilities on the Consolidated Balance Sheets.

Global Asset Development

On January 22, 1999, Global Asset Development's international business unit, Duke Energy International, completed the $315 million purchase of power generation and transmission assets in western Australia and New Zealand from Broken Hill Proprietary Company Limited (BHP), including an ownership interest in a pipeline in western Australia. This acquisition also includes a development proposal for a cogeneration plant and a portfolio of international and Australian-based projects.

Global Asset Development's domestic business unit, Duke Energy North America, began construction of the Hidalgo Energy project located in south Texas, which is targeted to begin commercial operation in mid-2000. For the 510-megawatt, gas-fired merchant plant, Duke/Fluor Daniel will serve as the construction contractor, a Duke Energy Natural Gas Transmission pipeline will deliver the natural gas supply, and Trading and Marketing will provide energy management services and market the plant's output.

Duke Energy North America will be constructing two new energy plants: the Madison Generating Station, a 640-megawatt, gas-fired merchant peaking plant in Butler County, Ohio; and the Vermillion Generating Station, a 640-megawatt, gas-fired merchant peaking plant in Vermillion County, Indiana. Duke/Fluor Daniel will serve as the construction contractor for the plants, a Duke Energy Natural Gas Transmission pipeline will deliver the natural gas supply and Trading and Marketing will provide energy management services and market the plants' output. The Madison Generating Station will cost approximately $250 million and is planned to begin commercial operation by late 2000. The Vermillion Generation Station will cost approximately $260 million and is planned to begin commercial operation by late 2000.

In July 1999, Duke Energy International successfully bid for a controlling voting interest and an approximate 40% economic interest in Companhia de Geracao de Energia Eletrica Paranapanema (Paranapanema) for approximately $690 million. Paranapanema is Brazil's eleventh largest electric generating company, operating 2,307 megawatts of hydroelectric generation facilities. Duke Energy

International advanced the funds for the purchase, financed by commercial paper, and will assume operational control of Paranapanema in August 1999.

In July 1999, Duke Energy International also reached agreement to obtain controlling interest in two El Salvadorian generating companies, Generadora Acajutla S.A. de C.V. and Generadora Salvadorena, S.A. de C.V. for approximately $125 million. The El Salvadorian generating companies currently control 275 megawatts of thermal power generation. Duke Energy International will assume operation of the companies in September and modernization construction of approximately $75 million will begin prior to the end of the year with completion scheduled for late 2001.

In August 1999, Duke Energy International announced that it has reached a definitive agreement with Dominion Resources, Inc. to acquire its portfolio of hydroelectric, natural gas and diesel power generation businesses in Argentina, Belize, Bolivia and Peru for approximately $405 million. The businesses being purchased total approximately 1,200 megawatts of gross generation capacity. The transaction is expected to be completed before the end of 1999 and is subject to receiving appropriate governmental consents and approvals.

Trading and Marketing

During the second quarter of 1999, Trading and Marketing formed a new subsidiary, Duke Energy Hydrocarbons, to invest capital in limited hydrocarbon exploration and production prospects through nonoperating working interests. The Company's intent is to generate a natural gas hedge position to offset the short gas position of the Company's power generation assets and to increase production volumes that will be beneficial to Field Services and Trading and Marketing. To date, Duke Energy Hydrocarbons has contracted to participate in two drilling programs, for a total of 20 wells, in the Gulf of Mexico. Limited drilling began in the second quarter with additional drilling expected to begin later this year.

Natural Gas Transmission

On March 29, 1999, the Company, through its wholly owned subsidiaries, PanEnergy Corp and Texas Eastern Corporation, sold Panhandle Eastern Pipe Line Company
(PEPL), Trunkline Gas Company and additional storage related to those systems, which substantially comprised the Midwest Pipelines, along with Trunkline LNG Company, to CMS. The sales price of $2.2 billion included cash proceeds of $1.9 billion and CMS' assumption of existing PEPL debt of approximately $300 million.

Financing Cash Flows

The Company plans to continue to significantly grow several of its business segments: Field Services, Trading and Marketing, Global Asset Development and Other Energy Services. These growth opportunities, along with dividends, debt repayments and operating and investing requirements, are expected to be funded by cash from operations, external financing and the proceeds from the sale of the Midwest Pipelines.

Included in financings for the first six months of 1999 are bank borrowings of Global Asset Development related to the purchase and development of assets in Australia and New Zealand. Approximately $300 million of these borrowings occurred in the first quarter and related to the purchase of BHP's portfolio of energy assets. The six month bridge financing expired in July 1999, but has been extended through December 31, 1999. These notes have variable interest rates that approximated 5.4% as of June 30, 1999.

Under its commercial paper facilities, the Company had the ability to borrow up to $1.55 billion at both June 30, 1999 and December 31, 1998. The Company's various bank credit facilities totaled approximately $2.0 billion (including approximately $330 million related to foreign facilities) at June 30, 1999 and $1.7 billion at December 31, 1998. At June 30, 1999, $499 million was outstanding under the commercial paper facilities and approximately $80 million of borrowings were outstanding under the bank credit facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Policies

The Company is exposed to market risks associated with commodity prices, interest rates, equity prices and foreign exchange rates. Comprehensive risk management policies have been established by Duke Energy's Corporate Risk Management Committee (CRMC) to monitor and control these market risks. The CRMC is chaired by the Chief Financial Officer and primarily comprises senior executives. The CRMC has responsibility for oversight of all corporate energy risk management and approving energy financial exposure limits, as well as responsibility for oversight of interest rate risk, foreign currency risk and credit risk. Changes in the Company's market risk since December 31, 1998 follows.

Commodity Price Risk

As a result of Field Services' acquisition from UPR on March 31, 1999, the Company's exposure to market fluctuations in the prices of NGLs increased. The Company has a program in place that analyzes and actively hedges the Company's commodity price risk exposure, primarily NGLs. As of June 30, 1999, if NGL prices average one cent per gallon less in 1999, earnings before income taxes will decrease by approximately $15 million, after considering the effect of the Company's commodity hedge positions.

Foreign Operations Risk and Interest Rate Risk

On February 18, 1999, the Company announced its intent to make a concurrent cash tender offer in Chilean pesos in Chile and the United States for 51% of the outstanding shares of Empresa Nacional de Electricidad S.A. (Endesa-Chile) for an estimated total cash outlay of approximately $2.1 billion based on current exchange rates. In anticipation of the purchase of Endesa-Chile, the Company entered into foreign currency forward and swap contracts to obtain Chilean pesos for the purchase. Exposures to foreign currency risks associated with these instruments were managed through established policies and procedures. (See Note 6 to the Consolidated Financial Statements.) On April 21, 1999, following a competitive counter offer, the Company reached the conclusion that Endesa-Chile could not be acquired on terms favorable to the Company's shareholder and withdrew the tender offer. The forward and swap contracts were settled with a net loss of $4 million recorded during the second quarter of 1999.

To manage the interest rate risk associated with the Company's variable rate commercial paper, the Company entered into several fixed rate swap transactions for a total notional amount of $500 million in July 1999. The swaps effectively convert the variable rate nature of commercial paper to a fixed rate, mitigating the risk of future interest rate increases.

CURRENT ISSUES

Year 2000 Readiness Program

State of Readiness

The Company initiated its Year 2000 Readiness Program in 1996 and began a formal review of computerbased systems and devices that are used in its business operations both domestically and internationally. These systems and devices include customer information, financial, materials management and personnel systems, as well as components of natural gas production, gathering, processing and transmission, and electric generation, distribution and transmission.

The Company's goal is to provide energy services reliably and safely to its customers - now, on January 1, 2000 and beyond. By "Year 2000 ready," the Company means that it has executed the Year 2000 approach described below and management believes the business will not suffer a material adverse impact to consolidated financial results caused by Year 2000 events. However, the Year 2000 issue is complex and the Year 2000 readiness of customers, suppliers and others beyond our control can affect our business operations.

The Company is using a three-phase approach to address Year 2000 issues: 1) inventory and preliminary assessment of computer systems, equipment and devices;
2) detailed assessment and remediation planning; and 3) conversion, testing and contingency planning. The Company is employing a combination of systems repair, planned systems replacement activities, systems retirement and workarounds to achieve Year 2000 readiness for its business and process control systems, equipment and devices. Field Services, Other Energy Services, and Global Asset Development plan to have their existing critical systems, equipment and devices Year 2000 ready by September 30,1999. All other business units, including Natural Gas Transmission, achieved Year 2000 readiness of their critical systems, equipment and devices as of June 30, 1999. Global Asset Development has recently announced acquisitions which may extend the Year 2000 readiness date beyond September 30, 1999 for those acquired assets.

The Company is monitoring the Year 2000 readiness of key third parties. Third parties include vendors, customers, U.S. governmental agencies, foreign governments and agencies, and other business associates. While the Year 2000 readiness of third parties cannot be controlled, the Company is attempting to assess the readiness of key third parties and potential implications to its operations. Alternate suppliers of critical products, goods and services are being identified, where necessary.

The Company conducts an analysis of Year 2000 issues for potential acquisitions.

Costs

Management believes it is devoting the resources necessary to achieve Year 2000 readiness in a timely manner. Current estimates for total costs of the program, including internal labor as well as incremental costs such as consulting and contract costs, are approximately $8 million, of which approximately $4.1 million had been incurred as of June 30, 1999. These costs exclude replacement systems that, in addition to being Year 2000 ready, provide significantly enhanced capabilities which will benefit operations in future periods.

Risks

Management believes it has an effective program in place to manage the risks associated with the Year 2000 issue in a timely manner. Nevertheless, since it is not possible to anticipate all future outcomes, especially when third parties are involved, there could be circumstances in which the Company would temporarily be unable to deliver energy or energy services to its customers. Management believes that the most reasonably likely worst case scenario would be small, localized interruptions of service, which likely would be rapidly restored. In addition, there could be a temporary reduction in energy needs of customers due to their own Year 2000 problems. In the event that such a scenario occurs, it is not expected to have a material adverse impact on consolidated results of operations or financial position.

Contingency Plans

Year 2000 contingency planning addresses continuity of business operations for all periods during which Year 2000 impacts may occur. The Company is participating in multiple industry efforts to facilitate effective Year 2000 contingency plans, and has completed its own Year 2000 contingency plans as of June 30, 1999. These plans address various Year 2000 risk scenarios that cross departmental, business unit and industry lines as well as specific risks from various internal and external sources, including supplier readiness.

Based on Year 2000 readiness efforts and contingency plans in place, management believes that Year 2000 issues, including the cost of making critical systems, equipment and devices ready, will not have material adverse effect on the Company's business operation or consolidated results of operations or financial position. Nevertheless, achieving Year 2000 readiness is subject to risks and uncertainties, including those described above. While management believes the possibility is remote, if the Company's internal systems, or the internal systems of external parties, fail to achieve Year 2000 readiness in a timely manner, the Company's business, consolidated results of operations or financial condition could be adversely affected.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

The Illinois Environmental Protection Agency has initiated an environmental enforcement proceeding against a former subsidiary of the Company relating to alleged air quality permit violations at a natural gas compressor station. The Company retained the liabilities for these alleged violations. This proceeding could result in a penalty in excess of $ 100,000. Management believes that the resolution of this matter will not have a material adverse effect on consolidated results of operations or financial position.

For additional information concerning litigation and other contingencies, see
Note 8 to the Consolidated Financial Statements, "Commitments and
Contingencies."

Item 6. Exhibits and Reports on Form 8-K.

(a) Exhibits
         (27)    Financial Data Schedule (included in electronic filing only)

(b) Reports on Form 8-K

         A Current Report on Form 8-K filed on June 1, 1999 contained disclosures under Item 2, Acquisition or Disposition of Assets.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  DUKE CAPITAL CORPORATION
                                  (Registrant)


                                  /s/ Richard J. Osborne
                                  ----------------------------------
                                  Richard J. Osborne
                                  Vice President and
                                  Chief Financial Officer


                                  /s/ Jeffrey L. Boyer
                                  ----------------------------------
                                  Jeffrey L. Boyer
August 10, 1999                   Controller

                              PRINCIPAL OFFICE OF
                            DUKE CAPITAL CORPORATION

                            526 South Church Street
                        Charlotte, North Carolina 28202

                 TRUSTEE, PRINCIPAL PAYING AGENT AND REGISTRAR

                            The Chase Manhattan Bank
                              450 West 33rd Street
                            New York, New York 10001

                      LUXEMBOURG PAYING AND TRANSFER AGENT

                      Chase Manhattan Bank Luxembourg S.A.
                                 5 rue Plaetis
                               L-2338 Luxembourg

                                 LISTING AGENT

                        Kredietbank S.A. Luxembourgeoise
                               43 Boulevard Royal
                               L-2955 Luxembourg

                                 LEGAL ADVISORS

      To Duke Capital Corporation                 To the Underwriters
        as to United States Law                 as to United States Law


          Dewey Ballantine LLP                    Sullivan & Cromwell
      1301 Avenue of the Americas                   125 Broad Street
        New York, New York 10019               New York, New York 10004


                              INDEPENDENT AUDITORS

                             Deloitte & Touche LLP
                                 1100 Carillon
                             227 West Trade Street
                        Charlotte, North Carolina 28202